As filed with the Securities and Exchange Commission on November 5, 2007

Registration No. 333-146377

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MEMSIC, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3674	04-3457049
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Tech Drive, Suite 325,

Andover, MA 01810

Telephone: (978)738-0900

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dr. Yang Zhao

MEMSIC, Inc.

One Tech Drive, Suite 325,

Andover, MA 01810

Telephone: (978)738-0900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory G. H. Miao Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong (852) 3740-4700	Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP East Wing Office, Level 4 China World Trade Center No. 1 Jian Guo Men Wai Avenue Beijing 100004, P.R. China (8610) 6535-5500	John D. Young, Jr. Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong (852) 2826-8688

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2007

             Shares

MEMSIC, INC.

Common Stock

$             per share

We are selling              shares of our common stock and the selling stockholders named in this prospectus are selling              shares. We will not receive any of the proceeds from the shares of common stock being sold by the selling stockholders. We and the selling stockholders have granted the underwriters an option to purchase up to              additional shares of common stock.

This is the initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price of our common stock to be between $             and $             per share. We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “MEMS”.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

Citi, on behalf of the underwriters, expects to deliver the common stock to purchasers on or about                     , 2007.

Citi

Jefferies & Company

Needham & Company, LLC

Thomas Weisel Partners LLC

Prospectus dated                     , 2007.

Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and our risk factors beginning on page 10, before deciding whether to purchase our common stock.

Overview

We provide advanced semiconductor sensor and system solutions based on integrated micro electro-mechanical systems, or MEMS, technology and mixed signal circuit design. Our accelerometer products are used to measure tilt, shock, vibration and acceleration, and have a wide range of applications such as mobile phones, automotive safety systems and video projectors. We combine proprietary thermal-based MEMS technology and advanced analog mixed signal processing circuitry design into a single chip using a standard complementary metal-oxide semiconductor, or CMOS, process. This approach allows us to provide sensor solutions at a lower cost, with higher performance and greater functionality than our competitors. In addition, our technology platform allows us to easily integrate additional functions or create new sensors to expand into magnetic, touch and flow sensors and related applications.

Any product that requires the control or measurement of motion is a potential application for accelerometers. For example, in mobile phones, accelerometers enable a variety of value-added functions such as image orientation, gaming control and text scrolling. In automotive applications, accelerometers are being deployed in airbag, electronic stability control, rollover protection, and navigation systems. In consumer applications, accelerometers are used in global positioning systems, video gaming systems and interactive toys. Industrial and medical applications include inclination sensing, earthquake detection and cardiac pacemakers.

We have shipped more than 25 million units from 2004 through September 30, 2007. Our products have been used by leading international and China-based manufacturers. We are a pioneer in providing accelerometers to China’s fast-growing mobile phone market and are among the leading providers of accelerometers for image projectors, supplying to several Japanese OEMs. Our largest automotive customer is Autoliv Inc., a leading European automotive safety systems supplier.

We manufacture our products utilizing a “semi-fabless” model by outsourcing the production of CMOS wafers and completing the post-CMOS MEMS process in-house. By outsourcing the standard CMOS manufacturing process, we are able to leverage mature semiconductor infrastructure and standard wafer fabrication processes and, in turn, more efficiently manage our capital expenditures. Moreover, we believe that retaining the key MEMS manufacturing process in-house enables us to protect and retain control over our key proprietary technology more effectively and to create a higher barrier to entry.

Founded in March 1999, we are headquartered in Andover, Massachusetts and have engineering and manufacturing facilities in Wuxi, Jiangsu Province, China. We conduct research and development at our facilities in Andover, Wuxi and Chicago, Illinois. Our research and development teams work closely with each other in our product and technology research and development activities. This enables us to access experienced and creative design talent in the United States, while benefiting from competitive engineering and manufacturing costs in China. In addition, our presence in China places us in close proximity to the supply chain for the rapidly growing Chinese markets for mobile phones and consumer electronics.

We have experienced significant growth since our products were first commercialized in 2001. In 2004, 2005 and 2006, and for the nine months ended September 30, 2007, our net sales totaled $6.9 million, $9.1 million, $13.1 million and $18.8 million, respectively. We have been profitable since 2004. In 2004, 2005 and

2006, and for the nine months ended September 30, 2007, our income from operations totaled $1.6 million, $1.7 million, $2.7 million and $5.2 million, respectively. During the same periods, our net income totaled $1.6 million, $55,494, $0.5 million and $4.7 million, respectively. Our net income in 2005 was affected by the cumulative effect of accounting change in the valuation of Series A preferred stock warrants of $2.7 million and the change in fair value of Series A convertible preferred stock warrants of $0.1 million. Our net income in 2006 was affected by change in fair market value of Series A convertible preferred stock warrants of $3.0 million. These warrants were repurchased by us in 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Certain Line Items—Other Income (Expense)”.

Industry Overview

Sensors are a category of analog semiconductors that measure the strength or presence of a physical property such as voltage, current, temperature, pressure, weight, light, sound or speed. MEMS based sensors incorporate a micro electro-mechanical system as the active “sensing” function while the integrated analog circuitry provides an electronic interface. As digital semiconductors become more technologically advanced, analog and mixed-signal semiconductors such as sensors, that interface with them must also operate with greater speed, accuracy and efficiency.

Sensors based on MEMS are used for motion, direction and pressure sensing applications. Examples include accelerometers which are used to measure acceleration or gravitational forces, and gyroscopes which are used for sensing rotational motion. The market for MEMS sensors is expected to expand as functions and products enabled by MEMS sensor solutions achieve broader penetration in the mobile phone, consumer, automotive, aerospace, medical and industrial markets. As MEMS technology advances, it will enable electronic systems to be smaller, faster, more energy-efficient and less expensive. Frost & Sullivan, an independent market research firm, expects the MEMS sensor market will grow at a compound annual rate of 14.8% from $1.8 billion in 2006 to $4.2 billion in 2012.

The automotive segment comprises the largest market segment in terms of sales for MEMS sensor systems. MEMS sensors have become essential in a variety of automotive applications for improving passenger safety and comfort. They have been employed in airbag deployment systems, which were the first high-volume application for MEMS sensors, rollover detection, electronic stability control, navigation, vehicle security and tire pressure monitoring systems. In rollover detection systems, accelerometers can measure the roll axis of a vehicle, and upon determining that a rollover is imminent, deploy passenger safety devices before the tire is lifted from the ground. Accelerometers are also used to sense under-steer or over-steer in electronic stability control, or ESC, systems which can then apply braking force to wheels and/or reduce excess engine power. Key factors contributing to the increasing use of MEMS sensors in the automotive market include the adoption of heightened safety standards in developing countries such as China and India, increased demand for electronic stability control and rollover safety systems, and growth in the use of navigation systems.

MEMS sensors are also increasingly employed in consumer applications. Accelerometers have a wide range of applications for consumer electronics, including projectors, laptop computers, personal navigation systems, audio players, digital cameras and gaming controls. Future growth areas in consumer applications for accelerometers may include video game controls and children’s toys, where increasingly sophisticated and interactive applications are being incorporated. The mobile phone market is also expected to exhibit potentially high growth for MEMS sensors. As technology advances, manufacturers have introduced products integrating accelerometers that enable applications such as picture orientation, gaming control and navigation. Other potential growth markets for MEMS sensors include aerospace, medical and industrial applications.

To promote continuous growth of the MEMS sensor market, manufacturers are required to provide more integrated system-level solutions; reduce costs to enable mass-market adoption for consumer applications, generally a more price-sensitive market; deliver products with increased portability for increasingly smaller devices; and develop products with greater functionality.

Our Competitive Strengths

Our key competitive strengths include the following:

Proprietary technology enabling superior reliability, functionality and pricing.    We have proprietary rights to produce MEMS accelerometers based on a unique thermal technology which has higher shock tolerance, lower failure rate and lower cost relative to alternative mechanical solutions. Our accelerometers can be manufactured on a standard CMOS process with on-chip mixed signal processing, which enables us to enhance reliability and reduces our production cost. This standardized process enables us to easily integrate additional functions or create new sensors for MEMS applications beyond accelerometers and expand into the magnetic, touch and flow sensor markets.

Comprehensive system solutions offering.    Our solutions involve the development of a fully-integrated sensor system on chip together with the reference designs, algorithms, source code and, at times, the application content to facilitate rapid commercial introduction. These solutions enable our customers to shorten their product development cycle and allow for rapid adoption of our products in new applications.

Leading market position and established customer relationships.    We are a pioneer in providing accelerometers to China’s fast-growing mobile phone market. We are also among the leading sensor providers in a diverse range of other applications such as key-stone screen adjustment sensors for image projectors, supplying to several Japanese OEMs. In addition, our accelerometers are incorporated in rollover protection devices for the automotive market where Autoliv Inc. is a major customer. We have developed close working relationships with our customers and regularly work together with them on new applications development.

Efficient semi-fabless manufacturing model creating higher entry barrier.    Our semi-fabless model reduces capital expenditures while retaining manufacturing control over key MEMS-based process steps. We outsource the production of standard CMOS wafers, which we consider to be a commodity segment, to our foundry service provider, and perform in-house the proprietary post-CMOS MEMS process of building MEMS on top of the standard CMOS wafer. We believe that by performing proprietary manufacturing processes in-house, we create a higher barrier to entry.

Strong technology-driven management team.    Our management team has extensive experience in the MEMS and integrated circuit design industry. Our founder and CEO, Dr. Yang Zhao, has been dedicated to the research and development of MEMS sensors since the early 1990’s while he was doctoral student at Princeton University, and is named as an inventor on the three patents we own and six of our pending patent applications in the United States. Furthermore, our management team has successfully guided us through our rapid business expansion while maintaining focus on the development and expansion of our core technological capabilities.

Our Strategy

Key elements of our strategy for growth include the following:

Increase penetration of existing markets and customers.    We are actively seeking design wins by capitalizing on existing relationships with major OEM customers in the automotive, industrial and business tools markets in China, Taiwan, Japan, Europe and the United States. While we currently provide a limited range of products to our existing customers, we are focused on expanding these relationships to broaden the adoption of our solutions across additional product lines and applications.

Diversify into new sensor and integrated products.    We have a strong foundation and the capabilities to diversify into new sensor products, including magnetic, temperature, pressure, gyroscopes and flow sensors.

Emerging applications for sensors typically lack incumbent competitors, thereby providing an opportunity for a first-mover to define the dominant application technology. We also believe that there is an opportunity in integrated sensor products, which combine multiple sensing devices onto one chip.

Maintain cost leadership.    We intend to maintain our cost advantage by developing new innovative proprietary technologies, focusing on designing products on readily available foundry processes, and leveraging our low-cost manufacturing capabilities in China.

Leverage cross-continental research and development model to strengthen technology platform.    We have research and development teams in Andover, Chicago and Wuxi that work closely with each other in our product and technology research and development activities. Our U.S. team is responsible for original research and development activities while our China team focuses on implementing the technology developed by our U.S. team. This cross-continental research and development model keeps us at the forefront of MEMS accelerometer research while maintaining a competitive cost base.

Engage in selective acquisitions to build new MEMS capabilities.    We intend to evaluate and potentially make acquisitions of technologies and businesses that are complementary to our product portfolio. We believe that there is a large market potential for integrated system-on-chip sensor products which incorporate multiple types of sensors. While we develop our technologies in-house, we are also actively seeking opportunities to acquire or license key technologies from third parties as well. We believe our strong core technology platform will also provide us an advantage in integrating the acquired technologies to create a broader range of sensor solutions products in the market.

Our Risks and Challenges

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks include the following:

•	our limited operating history makes it difficult to evaluate our business and prospects;

•

our quarterly and annual operating results have fluctuated and may continue to fluctuate and are difficult to predict and if we do not meet financial expectations of securities analysts or investors, the price of our common stock will likely decline;

•

we do not have long-term purchase commitments from our customers, including ODMs and OEMs, and our ability to accurately forecast demand for and sales of our products is limited, which may result in excess or insufficient inventory and significant uncertainty and volatility with respect to our revenue from period to period;

•

we depend, and expect to continue to depend, on a limited number of customers for a high percentage of our revenues. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations;

•

our products are complex and defects in our products could result in a loss of customers, damage to our reputation, decreased revenue, unexpected expenses, loss of market share and warranty and product liability claims;

•

we may not be able to manage our business growth effectively, and failure to do so could strain our management, operating and other resources, which could materially and adversely affect our business and growth potential; and

•	the average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our gross margins and results.

Corporate Information

We are a Delaware corporation incorporated in February 1999. Our headquarters are located in Andover, Massachusetts. We have a wholly-owned subsidiary located in Wuxi, Jiangsu Province of China, which was organized as a wholly foreign-owned enterprise under PRC law. Our Andover headquarters are primarily responsible for sales and marketing, finance, and research and development. Our Wuxi subsidiary is primarily responsible for various aspects of manufacturing, including product and manufacturing engineering and quality assurance, as well as application engineering, product development and sales to support the Asia market. In addition, we operate research and development activities in Chicago, Illinois.

Our registered office is located at One Tech Drive, Suite 325, Andover, Massachusetts 01810. Our telephone number is (978) 738-0900 and our website is www.memsic.com. Information contained on our website is not part of this prospectus.

Conventions that Apply in this Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan; and

•	“RMB” and “Renminbi” are to the legal currency of the People’s Republic of China.

Unless the context indicates otherwise, “we,” “us,” “our company,” “the Company,” “our,” and “MEMSIC” refer to MEMSIC, Inc. and its subsidiary.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations from RMB to U.S. dollars were made at the noon buying rate in effect on September 28, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB7.4928 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of RMB could negatively impact our result of operations” and “—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our common stock. On November 2, 2007, the noon buying rate was RMB7.4555 to $1.00.

Market and Industry Data

This prospectus includes market and industry data derived from independent consultant reports, publicly available information, various industry publications and other published industry sources. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, neither we nor the underwriters have independently verified the data.

THE OFFERING

Common stock offered:

by us	shares

by the selling stockholders	shares

Total	shares

Over-allotment option

We and the selling shareholders have granted a 30-day option (commencing from the date of this prospectus) to the underwriters to purchase up to an additional              shares to cover over-allotments of shares.

Price per share	We currently estimate that the initial public offering price will be between $ and $ per share.

Common stock to be outstanding immediately after this offering	shares.

Use of proceeds

We intend to use the net proceeds received by us from this offering for the expansion of our existing manufacturing facility in Wuxi, the construction of our new manufacturing facility in Wuxi, strategic acquisitions, research and development, capital expenditures, working capital and other general corporate purposes. However, at this time, we do not have any commitment to any specific acquisition. We will not receive any proceeds from the shares sold by the selling stockholders. See “Use of Proceeds”.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Listing

We have applied for approval to have our shares included for listing on the Nasdaq Global Market. Our shares will not be listed on any other exchange or quoted for trading on any over-the-counter trading system.

Proposed Nasdaq Global Market symbol	“MEMS”

Lock-up

We, our officers and directors, the selling stockholders and certain other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, transfer, pledge, dispose of or hedge, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for our common stock. See “Underwriting.”

The number of shares of our common stock to be outstanding following this offering is based on 33,231,429 shares outstanding as of September 30, 2007, including 28,121,639 shares of common stock to be issued upon the automatic conversion of all of our outstanding shares of preferred stock upon the closing of this offering, and excludes:

•	3,504,360 shares issuable upon exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $1.98 per share;

•

3,752,850 shares reserved for future issuance under our share-based compensation plans, including shares reserved for issuance under our 2000 Omnibus Stock Plan and 2007 Stock Incentive Plan, together the Stock Option Plans.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding Series A, B, C and D preferred stock into 28,121,639 shares of common stock upon the closing of the offering;

•	the adoption of our amended and restated memorandum and articles of association immediately prior to the effectiveness of this offering; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The following summary consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and summary consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the nine months ended September 30, 2006 and 2007 and summary balance sheet data as of September 30, 2007 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited interim consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary to fairly present our financial position and results of operation for the periods presented. Our historical results do not necessarily indicate results expected for any future periods. In addition, our unaudited results as of and for the nine months ended September 30, 2007 may not be indicative of our results as of and for the full year ending December 31, 2007.

	For the year ended December 31,			For the nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except percentages, share and per share data)
Net sales	$6,895	$9,053	$13,118	$9,169	$18,769
Cost of goods sold	1,998	2,891	4,332	3,079	6,449

Gross profit	4,897	6,162	8,786	6,090	12,320
Gross margin	71.0%	68.1%	67.0%	66.4%	65.6%

Operating expenses:
Research and development	400	1,004	1,874	1,281	2,411
Sales and marketing	1,194	1,466	1,705	1,195	2,100
General and administrative	1,686	2,004	2,544	1,727	2,641

Total operating expenses	3,280	4,474	6,123	4,203	7,152

Operating income	1,617	1,688	2,663	1,887	5,168

Other income (expense):
Change in value of warrant to purchase Series A convertible preferred stock	—	(143)	(2,992)	(1,928)	—
Interest and dividend income	108	202	485	332	484
Interest expense	(49)	(20)	—	—	(23)
Other, net	(19)	37	39	17	32

Total other income (expense)	40	76	(2,468)	(1,579)	493

Income (loss) before income taxes and accounting change	1,657	1,764	195	308	5,661
Provision (benefit) for income taxes	29	(1,005)	(303)	(498)	958

Income (loss) before cumulative effect of accounting change	1,628	2,769	498	806	4,703
Cumulative effect on periods prior to July 1, 2005 of change in the valuation of the warrant to purchase Series A convertible preferred stock	—	(2,714)	—	—	—

Net income	$1,628	$55	$498	$806	$4,703

Net income (loss) available to common stockholders:
Basic	$30	$(1,480)	$(1,378)	$(306)	$506

Diluted	$30	$(1,480)	$(1,378)	$(306)	$578

	For the year ended December 31,			For the nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Basic and diluted income (loss) per common share before cumulative effect of accounting change	$0.01	$(0.26)	$(0.33)	$(0.07)	$0.10

Net income (loss) per common shares:
Basic	$0.01	$(0.36)	$(0.33)	$(0.07)	$0.10

Diluted	$0.01	$(0.36)	$(0.33)	$(0.07)	$0.10

Weighted average shares outstanding used in calculating net income (loss) per common share:

Basic	4,051,632	4,138,040	4,170,013	4,152,012	4,827,290

Diluted	4,051,632	4,138,040	4,170,013	4,152,012	5,661,788

Unaudited:
Pro forma net income per common share:
Basic			$0.02		$0.14

Diluted			$0.01		$0.14

Pro forma weighted average common shares outstanding:
Basic			32,019,015		32,948,929

Diluted			33,576,553		33,783,427

The pro forma consolidated balance sheet data as of September 30, 2007 in the table below give effect to the automatic conversion of all outstanding shares of our convertible preferred stock to 28,121,639 shares of our common stock as if such conversion had occurred at September 30, 2007.

	As of December 31,		As of September 30,
	2005	2006	2007
			Actual	Pro forma
			(unaudited)	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,461	$7,142	$5,465	$5,465
Short-term investments	6,100	6,900	7,550	7,550
Total current assets	15,193	21,873	24,777	24,777
Total assets	18,792	25,769	33,404	33,404
Total current liabilities	5,227	3,426	4,748	4,748
Series A through D convertible preferred stock	30,345	32,929	33,529	—
Total stockholders’ equity (deficit)	$(16,780)	$(10,585)	$(4,873)	$28,656

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider and evaluate all the information in this prospectus, including the risks and uncertainties described below, before purchasing our common stock. If any of the following risks occur, our business, financial condition, results of operations or prospects could be materially and adversely affected and you may lose all or part of your investment in our common stock.

Risks Relating to Our Business and Industry

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in 1999, began to generate revenue in 2001, and first became profitable in 2004. Our limited operating history may not provide a meaningful basis for evaluating our business and prospects. Our net sales and net income have grown significantly since 2001. Our net sales increased by 31.3% from $6.9 million in 2004 to $9.1 million in 2005 and further increased by 44.9% to $13.1 million in 2006. Our net sales for the nine months ended September 30, 2007 was $18.8 million, an increase of 104.7% from $9.2 million for the nine months ended September 30, 2006. Our net income decreased from $1.6 million in 2004 to $55,494 in 2005 and increased to $0.5 million in 2006. Our net income increased from $0.8 million for the nine months ended September 30, 2006 to $4.7 million for the nine months ended September 30, 2007. We do not expect similar growth rates in our net sales and net income in future periods. Accordingly, you should not rely on the results of any prior periods as indicative of our future revenue or net income growth or financial results. In addition, our product offerings may continue to evolve over time as we focus more efforts on the development and sale of new products. You should consider our business and prospects in light of the risks and uncertainties experienced by early stage companies seeking to develop products in a rapidly-changing market. Some of these risks and uncertainties relate to our ability to:

•	maintain our sales growth and profit margin;

•	preserve our position in the MEMS sensor market;

•	manage our expanding operations and product offerings;

•	expand manufacturing capacity in time to meet surges in market demand;

•	manage our relationships with our service providers and suppliers, including our ability to obtain manufacturing capacity from semiconductor foundries during surges in market demand;

•	develop and deliver new products successfully; and

•	successfully integrate any future acquisitions.

If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition and results of operations may be materially and adversely affected.

Our quarterly and annual operating results have fluctuated and may continue to fluctuate and are difficult to predict and if we do not meet financial expectations of securities analysts or investors, the price of our common stock will likely decline.

Our quarterly and annual operating results have fluctuated and may continue to fluctuate as a result of a number of factors, many of which are beyond our control. Comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net sales and profit margin may be significantly different from our historical amounts, and in future periods may fall below expectations. Any of these events will likely cause the market price of our common stock to decline. Any of the risks described in this “Risk Factors” section, and in particular, the following factors, could cause our quarterly and annual operating results to fluctuate from period to period:

•	the loss of one or more of our key customers;

•	the cancellation or deferral of customer orders in anticipation of our new products or product enhancements, or due to a reduction in our customers’ end demand;

•	changes in the price we charge for our products or our pricing strategies, which may be impacted by the pricing strategies of our competitors;

•	the cyclicality of the semiconductor industry and seasonality in sales of products into which our products are incorporated;

•	seasonal fluctuations of some of our product application markets as well as geographical markets; and

•	the length of the product development cycle for our new products.

Also, under our revenue recognition policy, we may defer revenue and cost of goods sold related to products sold to a distributor based on certain criteria, including the nature of the contractual arrangement with the distributor and our length of experience with such class of customer and products. As the facts and circumstances change and our relationship with the distributor develops over time, we evaluate whether we can recognize revenue as units are shipped to the distributor. Any such change in revenue and cost recognition can cause fluctuations in our quarterly and annual operating results.

In addition, we plan our operating expenses, including research and development expenses, hiring of additional personnel and investments in inventory, in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. If our operating results in future quarters fall below the expectations of securities analysts or investors, the market price of our common stock will likely decline.

We may not be able to compete effectively and increase or maintain revenue and market share.

We may not be able to compete successfully against current or future competitors. If we do not compete successfully, our market share and revenue may decline. We and our distributors currently sell substantially all of our accelerometer products to original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs. We face competition primarily from traditional capacitive/piezoresistive-based accelerometer manufacturers. Most of our current competitors have longer operating histories, significantly greater resources, brand recognition and a larger base of customers than we do. In addition, these competitors may have greater credibility with our existing or potential customers. Moreover, many of our competitors have been doing business with customers for a longer period of time and have established relationships, which may provide them with information regarding future market trends and requirements that may not be available to us. Additionally, some of our larger competitors may be able to provide greater incentives to customers through rebates and similar programs. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate accelerometer functionality into other products that we do not sell. These factors may make it difficult for us to gain or maintain market share.

Our ability to grow depends on our ability to secure and maintain relationships with OEM and ODM customers. If we cannot continue to achieve design wins, if our design wins do not result in large volume orders, or if we fail to meet an OEM’s development and service demands, our ability to grow will be limited.

Our ability to grow depends on our ability to continue to achieve design wins with OEMs and ODMs to whom we sell either directly or through our distributors. In order to achieve a design win, where our product is incorporated into an OEM’s or ODM’s product design, we may often need to make modifications to our products or develop new products that involve significant technological challenges. We may also incur significant product development costs by participating in lengthy field trials and extensive qualification programs. We cannot assure you that these efforts would result in a design win.

Furthermore, a design win is not a binding commitment to purchase our products and may not result in large volume orders of our products. Rather, it is a decision by an OEM or ODM to use our products in the design process of that OEM’s or ODM’s products. OEMs and ODMs can choose at any time to stop using our products in their designs or product development efforts. Moreover, even if our products were chosen to be incorporated into an OEM’s or ODM’s products, our ability to generate significant revenues from that OEM or ODM will depend on the commercial success of their products. Thus, a design win may not necessarily generate significant revenues if our customers’ products are not commercially successful.

In addition, OEMs and ODMs place considerable pressure on us to meet their tight development schedules. These customers also often require extensive and localized customer support. As a result, we may be required to significantly expand our customer support organization. Devoting a substantial amount of our limited resources to these customer relationships could result in opportunity costs which detract or delay us from completing other important product development projects for our other existing customers, which could in turn impair our relationships with existing customers and negatively impact sales of the products under development.

We do not have long-term purchase commitments from our customers, including OEMs and ODMs, and our ability to accurately forecast demand for and sales of our products is limited, which may result in excess or insufficient inventory and significant uncertainty and volatility with respect to our revenue from period to period.

We do not have long-term purchase commitments from our customers, including OEMs and ODMs. Our customers may cancel or reschedule purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. The lead time required by our foundry providers for wafer production is typically longer than the lead time that our customers provide to us for delivery of our products to them. Therefore, to ensure availability of our products for our customers, we typically ask our foundry providers to start wafer production based on forecasts provided by our customers in advance of receiving purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenue until our products are shipped to customers. Accordingly, we incur inventory and manufacturing costs in advance of anticipated sales. We cannot assure you that any of our customers will continue to place purchase orders with us in the future at the same level as in prior periods or that the volume of our customers’ purchase orders will be consistent with our expectations when we plan our expenditures in advance of receiving purchase orders. Our anticipated demand for our products may not materialize. In addition, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs and increased product obsolescence, which may increase our costs. If we overestimate demand for our products, or if purchase orders are cancelled or shipments are delayed, we may be left with excess inventory that we cannot sell. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage our customer relationships. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. As a result, our results of operations may fluctuate significantly from period to period in the future.

The length of our sales cycle is unpredictable, which makes it difficult for us to forecast revenue and may increase the volatility of our operating results.

We have a lengthy sales cycle that typically begins with our receipt of an initial request from a customer and ends when our customer executes a purchase order for production quantities. We typically need to obtain a design win to receive purchase orders. In some cases, due to the rapid growth of new product applications and technologies, this process can be time-consuming and requires substantial investment of our time and resources. In addition, our OEM and ODM customers may require significant time to test, evaluate and design our products into their products. Following a design win, OEMs and ODMs may need several months to begin large-volume production of the products that incorporate our products. Many factors beyond our control could affect the length of the sales cycle of our products. The uncertainties on the sales cycle length makes it difficult for us to forecast our revenue and may increase the volatility of our operating results.

We depend and expect to continue to depend on a limited number of customers for a high percentage of our revenues. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations.

For the nine months ended September 30, 2007, two customers accounted for 10% or more of our net sales, consisting of a distributor as to 53.6%, and an OEM as to 16.8%. In 2006, three customers accounted for 10% or more of our net sales, consisting of a distributor as to 34.6%, another distributor as to 16.0% and an OEM as to 15.0%. In 2005, three customers accounted for 10% or more of our net sales, consisting of an OEM as to 30.0%, and two distributors as to 19.3% and 11.0%, respectively. In 2004, three customers accounted for 10% or more of our net sales, consisting of two distributors as to 35.3% and 13.4%, respectively, and an OEM as to 13.0%. If a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, our revenue could decline, and our operating results may not meet market expectations. In addition, we face credit risks on some of our significant customers that are smaller companies. If those customers order our products, but fail to pay on time or at all, our liquidity and operating results could be materially and adversely affected.

Our success depends upon our customers’ ability to successfully sell their products.

The success of our products depends, in significant part, on the success of our customers’ products that incorporate our products. Most of our net sales in 2006 and the nine months ended September 30, 2007 were attributable to accelerometer products that were incorporated into products such as mobile phones, projectors and automobile parts. If any of our customers are unsuccessful in their sales, whether due to lack of market acceptance of their products, general industry slowdown, changes in the product supply chain or otherwise, our sales could be adversely affected. We are not certain whether these customers will be able to achieve success in their business or whether they will remain competitive in their business even if initially successful.

We rely principally on one third-party foundry to manufacture wafers, which are significant components to our manufacturing process. If we are unable to secure sufficient supply of wafers, or if the wafers supplied to us do not meet our quality standards, we may be unable to ship finished products and our customer relationships may be damaged.

We currently rely on one foundry service provider to manufacture wafers used in our accelerometer products. We have also entered into agreements in 2006 with two additional foundry service providers to supply wafers used for magnetic sensors.

Because we outsource our wafer production, which is a critical part of our manufacturing process, we face several significant risks, including:

•	lack of manufacturing capacity at these foundries;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.

The ability of these foundries to provide us with wafers is limited by their available capacity. We do not have a guaranteed level of production capacity with our principal foundry and it is difficult to accurately forecast our capacity needs. Furthermore, we do not have a long-term agreement with this foundry and we place our orders on a purchase order basis. As a result, if it raises its prices or is not able to meet our required capacity for any reason, including shortages or delays in shipment of semiconductor equipment or materials it uses to manufacture our wafers, or if our business relationship with our principal foundry deteriorates, we may not be able to obtain the required capacity from it and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. Using foundries with which we have no established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation.

Furthermore, our principal foundry can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. Many of its customers are larger than we are and may have long-term agreements with the foundry and may receive preferential treatment from it in terms of capacity allocation. Reallocation of capacity by the foundry to its other customers could impair our ability to secure the supply of wafers that we need, which could significantly delay our ability to ship our products, causing a loss of revenue and damage to our customer relationships. In addition, if we underestimate our needs for foundry capacity, it may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, operating results or financial condition.

Our key foundry service provider maintains facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.

Currently, all of our wafers are manufactured by a foundry in Taiwan. Taiwan is susceptible to earthquakes, typhoons, flood and other natural disasters, and has experienced severe earthquakes and typhoons in recent years that caused significant property damage and loss of life. In addition, this foundry is subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region and the outbreak of contagious diseases, such as Severe Acute Respiratory Syndrome, or SARS, or any other epidemic such as avian flu. The occurrence of any of the foregoing could disrupt their operations, resulting in significant disruption or delays in deliveries of raw materials for our operations. As a result, our business operations could be significantly disrupted and deliveries of our products could be delayed.

Our products are complex and defects in our products could result in a loss of customers, damage to our reputation, decreased revenue, unexpected expenses, loss of market share and warranty and product liability claims.

Our products are complex and must meet stringent quality requirements. Such complex products may contain undetected errors or defects, especially when first introduced or when new versions are released. For example, our products may contain errors that are not detected until after they are shipped because we cannot test for all possible scenarios. Errors or defects can arise due to design flaws, defects in materials or components or as a result of manufacturing difficulties, which can affect both the quality and yield of the product. As our products become more complex, we face significantly higher risk of undetected defects. Any errors or defects in our products, or the perception that there may be errors or defects in our products, could result in customer rejection of our products, damage to our reputation, lost revenue, diversion of development resources and increases in customer service and support costs and warranty claims.

Failure of suppliers to deliver on a timely basis sufficient quantities of components or materials or licensed software used in our products may result in delays or other disruptions in introducing or shipping our products, which could adversely affect our business and operating results.

Some of the components, materials and software used in our products are purchased or licensed from a limited number of suppliers and it is difficult for us to redesign our products to incorporate components, materials or software from alternative suppliers. For example, we obtain the ceramic packaging materials that we use on our accelerometer products from only two suppliers. In addition, we purchase rights to media content developed for our accelerometer products sold to our mobile phone end-customers. If any of our suppliers terminates its relationship with us, or is unable to deliver components, materials or software in accordance with our requirements, we may not be able to find alternative sources on favorable terms on short notice. Our inability to find or develop alternative sources of components, materials and software, if and as required, could result in delays or other disruptions in introducing or shipping our products. If any of these events occur, our business and operating results could be adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and on our ability to successfully attract, train and retain additional key personnel.

Our future success depends heavily upon the continuing services of the members of our senior management team and various engineering and other technical personnel. In particular, our founder, Chief Executive Officer and director, Dr. Yang Zhao, was and remains central to the development and advancement of thermal MEMS technology on which our accelerometer products have been designed and developed. In addition, our engineers and other technical personnel are critical to our future technological and product innovations. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key professionals and staff members. Although we maintain a “key person” life insurance policy on Dr. Zhao, we do not maintain such insurance for any of our other employees. We may incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacement for key personnel. Our industry is characterized by high demand and intense competition for talent and the pool of qualified candidates is very limited. We cannot assure you that we will be able to retain existing, or attract and retain new, qualified personnel, including senior executives and skilled engineers, whom we will need to achieve our strategic objectives. In addition, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. The loss of any of our key personnel or our inability to attract or retain qualified personnel, including engineers and others, could delay the development and introduction of, and would have an adverse effect on our ability to sell, our products as well as our overall business and growth prospects.

We may not be able to manage our business growth effectively, and failure to do so could strain our management, operating and other resources, which could materially and adversely affect our business and growth potential.

The scope and complexity of our business have grown significantly since our inception. Our growth has placed and will continue to place a strain on our management, personnel, systems and other resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. To successfully manage our growth, we believe we must effectively:

•	hire, train, integrate and manage additional qualified engineers, senior managers, sales and marketing personnel and information technology personnel;

•	implement additional, and improve existing, administrative and operational systems, procedures and controls;

•	expand our finance and accounting team, which includes hiring additional personnel with U.S. GAAP and internal control expertise;

•	continue to expand and upgrade our design and product development capabilities; and

•	manage our relationships with semiconductor manufacturing service providers, customers, suppliers and other third parties.

Moreover, if our allocation of resources does not correspond with future demand for particular products, we could miss market opportunities, and our business and financial results could be materially and adversely affected. We cannot assure you that we will be able to manage our growth effectively in the future.

Assertions by third parties of infringement by us of their intellectual property rights could disrupt our business, result in significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. We may receive claims from various industry participants alleging infringement of patents, trade secrets and/or other intellectual property rights in the future. Any lawsuit or administrative proceedings resulting from such allegations could subject us to significant liability for damages and invalidate our existing intellectual property rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention. Any potential intellectual property litigation or administrative proceedings also could force us to do one or more of the following:

•	stop selling products that have used technology or manufacturing processes containing the allegedly infringing intellectual property;

•	pay damages to the party claiming infringement;

•	attempt to obtain a license for the relevant intellectual property, which may not be available on commercially reasonable terms or at all; and

•	attempt to redesign those products that contain the allegedly infringing intellectual property with non-infringing intellectual property, which may not be possible.

The outcome of a dispute may result in our need to develop non-infringing technology or enter into royalty or licensing agreements. We have agreed to defend certain of our distributors against any claims by third parties of infringement of intellectual property rights and to indemnify them for all costs and damages arising from such claims. Any intellectual property dispute could have a material adverse effect on our business, operating results or financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We design our accelerometer and non-accelerometer products in-house and rely on a combination of patents, trademarks and employee and third-party nondisclosure agreements to protect our intellectual property. As of September 30, 2007, we owned three patents and had thirteen pending patent applications in the United States, and owned two patents and had three pending patent applications and assignment in China. As of that date, we also had six pending patent applications in Japan, three pending patent applications in Germany and two pending patent applications filed with the European Patent Office. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. In addition, others may independently develop similar proprietary information and techniques, gain access to our intellectual property rights, disclose such technology or design around our patents. Additionally, we cannot assure you that any patent or registered trademark owned by us will be enforceable or will not be invalidated, circumvented or otherwise challenged in the PRC, the United States or other countries or that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Furthermore, litigation may be necessary to enforce our patents and other intellectual property rights, protect our trade secrets, determine the validity of and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources which could harm our business, could ultimately be unsuccessful in protecting our intellectual property rights, and may result in our intellectual property rights being held invalid or unenforceable. Moreover, foreign intellectual property laws may not protect our intellectual property rights. Enforcement of PRC intellectual property-related laws has historically been ineffective, primarily because of ambiguities in PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Our failure to protect our intellectual property effectively could harm our business, prospects and reputation.

Some of our key technologies and know-how are licensed from third parties, including a competing company, and the termination of any of the licenses will materially and adversely affect our business.

Our business relies on our ability to use, develop and otherwise exploit our accelerometer-related technologies and know-how. Some of our key technologies and know-how were acquired by us from Analog Devices through licensing arrangements as part of its investment in our company in 1999. All these licensing arrangements may be terminated upon the occurrence of certain events. In particular,

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Analog Devices assigned to us its license from Canada’s Simon Fraser University, or SFU, on our core thermal accelerometer technology. SFU is entitled to terminate our license upon the occurrence of one of a number of events, including our failure to timely provide financial records. In addition, the license is terminated automatically upon the occurrence of insolvency, bankruptcy or other similar events.

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Analog Devices granted us an exclusive, perpetual license to its thermal accelerometer technology rights to use, make, have made, import, offer to sell, sell, develop, modify, reproduce and distribute thermal accelerometer products and agreed not to use such technology rights to make or sell thermal accelerometer products itself. Analog Devices is entitled to terminate this license if our company is dissolved or liquidated or if we breach a material provision of the license agreement.

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Analog Devices granted us a non-exclusive license to certain of its testing, wafer sawing and wafer level capping and chip-level packaging technology rights to use, make, have made, import, offer to sell, sell, develop, modify, reproduce and distribute thermal accelerometer products. Analog Devices may terminate this license if our company is dissolved or liquidated or if we breach a material provision of the license agreement.

Under our license with SFU, SFU is entitled to continue to use the licensed technology existing at the time of the license agreement, which was entered into in March 1999, as well as any related technology it develops thereafter without our support. Although we understand that SFU has not developed commercialized products based on its patented accelerometer technology to date, we cannot assure you that it will not do so in the future. If SFU seeks to develop commercialized products based on the accelerometer technology, it may deem us as a competitor and seek to terminate or limit the scope of our license, and as a result, our business, operations, financial condition and results of operation may be materially and adversely affected.

Our company has a significant relationship with Analog Devices. Dr. Yang Zhao, our founder and CEO, was a key member of Analog Devices’ MEMS division for a number of years and we received our initial funding and technologies from Analog Devices. However, we also consider Analog Devices a significant competitor in our industry. If Analog Devices seeks to terminate, limit the scope of, or increase the fees of, any of our licenses granted or assigned by them, our business, operations, financial condition and results of operation may be materially and adversely affected.

The loss of the services of our independent packaging service provider could disrupt our shipments, harm our customer relationships and reduce our sales.

We outsource a portion of our product packaging process to a third-party packaging service provider. As a result, we do not directly control our product delivery schedules, packaging costs or quality assurance and control for products subject to third-party packaging process. If our packaging service provider experiences capacity constraints or disruption or financial difficulties, raises its prices, suffers any damage to its facilities, or terminates its relationship with us, and we have insufficient capacity in-house, we may have to seek alternative packaging services which may not be available on commercially reasonable terms, or at all. Moreover, we may be exposed to risks associated with qualifying new service providers. Because it may take us an extended amount of time to qualify third-party packaging service providers, we could experience delays in product shipments if we are required to find alternative service providers for our products on short notice. Any problems that we may encounter with the delivery or quality of our products could damage our reputation and result in a loss of customers.

We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for us to remain competitive.

Our operations and expansion plans depend on our ability to obtain a significant amount of equipment from a limited number of suppliers and in a market that is characterized, from time to time, by intense demand, limited supply and long delivery cycles. During times of significant demand for this type of equipment, lead times for delivery can be significant. Shortages of equipment could result in an increase in their prices and longer delivery times. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations.

Our expansion plans require substantial capital expenditures and are subject to a number of uncertainties, and our failure to complete these plans would have a material adverse effect on our future growth.

Our future success depends on our ability to significantly increase our manufacturing capacity and research and development capabilities.

We are expanding our current manufacturing facility. Upon completion, our Wuxi facility is expected to have an additional 600 square meters of production area. Expansion on our current facility began in the fourth quarter of 2006, and is expected to be completed by the end of 2007. Total costs are estimated to be approximately $7 million, of which $4 million will be paid through a newly-established credit facility, with the remaining paid through our working capital. To date, we have expended $4.0 million on this project.

In addition, we are preparing for the construction of two new buildings adjacent to our current facility. Upon completion, the new facility is expected to comprise 20,800 square meters, consisting of 8,700 square meters for a new research and development institute and 12,100 square meters of new manufacturing facilities. Construction on our new facility will begin in the fourth quarter of 2007 and is expected to be completed in two phases. Phase one of our new facility is expected to be completed in the first quarter of 2008 and will house our new research and development institute and operations and management offices. Total costs of phase one, including construction and machinery, are estimated to be approximately $6 million. Phase two of our new facility is expected to be completed within three years in a number of phases. Upon completion of phase two, we expect to have in place manufacturing capacity to meet our future production requirements for both accelerometer products and non-accelerometer products. Total costs of phase two, including construction and machinery, are estimated to be approximately $30 million. We intend to finance substantially all of the construction costs for our new facility with a portion of the net proceeds of this offering.

There are a number of events that could delay these expansion projects or increase the costs of building and equipping these or future facilities in accordance with our plans. These include:

•	failure to raise sufficient funds to build, and maintain adequate working capital to operate, new facilities;

•	failure to timely obtain environmental and other regulatory approvals, permits or licenses;

•	shortages and late delivery of building materials and manufacturing equipment;

•	seasonal factors, such as a long and intensive wet season that limits construction; and

•	technological, capacity or other changes to our plans for new facilities necessitated by changes in market conditions.

If we are unable to establish or successfully operate additional manufacturing capacity or increase our research and development capabilities, we may be unable to expand our business as planned. If we are unable to carry out our planned expansions, we may not be able to meet customer demand, which could result in lower profitability and a loss in market share.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. Acquisitions or investments that we may potentially make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

•	problems integrating the acquired operations, technologies or products into our existing business and products;

•	diversion of management’s time and attention from our core business;

•	adverse effects on existing business relationships with customers;

•	need for financial resources above our planned investment levels;

•	failures in realizing anticipated synergies;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack experience;

•	potential loss of key employees of the acquired company;

•	potential write-offs of acquired assets; and

•	potential expenses related to the amortization of intangible assets.

Our failure to address these risks may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we issue new equity securities to pay for acquisitions, our shareholders may experience dilution. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

Our product liability and business disruption insurance may not be sufficient.

A significant portion of our sales derive from automotive safety applications which may expose us to significant product liability claims. We maintain business disruption insurance and general liability insurance which includes product liability coverage in amounts we believe to be appropriate for our operations. However, we cannot assure you that this amount is sufficient to cover all potential claims or losses and damages we may suffer. Any product liability or warranty claim, litigation, natural disaster or other forms of business disruption may result in our incurring substantial costs and in a diversion of resources.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity, potentially significant monetary damages and fines and suspension of our business operations.

Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. Our manufacturing processes generate noise, waste water, gases and other industrial wastes and we are required to comply with China’s national and local regulations regarding environmental protection. We believe we are currently in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with any future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations.

We may need additional capital, and the sale of additional common stock or other equity securities could result in dilution to you.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for the near future. However, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities that may be convertible to equity securities. The sale of additional equity securities or debt securities that may be convertible to equity securities could result in dilution to you. Furthermore, the incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

If we grant employee share options and other share-based compensation in the future, our net income could be adversely affected.

Our equity incentive plans and other similar types of incentive plans are important to attract and retain qualified key personnel. We have granted share options in the past pursuant to our equity incentive plans for our employees adopted in 2000 and 2007. As a result of the issuance of options under these plans, we have in the past and expect in the future to incur stock-based compensation expenses. We currently account for compensation costs for all share options, including share options granted to our directors and employees, using the fair value method and recognize the expense in our consolidated statement of operations in accordance with Statement of Financial Accounting Standard No. 123(R), which may have a material adverse effect on our net income.

We may be adversely affected by the cyclicality of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The semiconductor industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturn may reduce our revenues and result in us having excess inventory. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry, assembly and testing capacity. Failure to gain access to foundry, assembly and testing capacity could impair our ability to secure the supply of products that we need, which could significantly delay our ability to ship our products, cause a loss of revenues and damage our customer relationships.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross margins.

In the semiconductor industry, the average selling price of a product typically declines significantly over the life of the product. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce our products’ average selling prices over the life of any particular product in the future. Reductions in our average selling prices to one customer could also impact our average selling prices to other customers. A decline in average selling prices would harm our gross margins. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs, adding new features to our existing products or developing new or enhanced products on a timely basis with higher selling prices or gross margins.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government or laws or regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect our business.

All of our manufacturing operations are located in China and a significant portion of devices incorporating our products are ultimately sold to end users in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China’s economy is in transition from a planned economy to a more market-oriented economy and differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, level of capital reinvestment, access to financing, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, the growth has been uneven across different regions and economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development. Although we believe that such policies have had a positive effect on the economic development of China, we cannot predict the future direction of those policies or the effects those policies may have on our business or results of operations. In addition, since 2003, the PRC government has implemented a number of measures, such as raising surplus deposit reserve ratios and lending interest rates, in order to slow down the growth of certain sectors of China’s economy. These actions, as well as future actions and policies of the Chinese government, could materially affect our liquidity and access to bank financing. Furthermore, changes to the policies of the PRC government or the laws and regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Because our business depends in part on the continued growth of the Chinese economy, any slowdown of such growth could have a material adverse effect on our business and operating results.

Our business is significantly dependent upon the economy and the business environment in China. In particular, we expect to continue to rely significantly on the growing demand in China for devices incorporating our products, which in turn may be dependent on the continuing growth of the Chinese economy. The Chinese economy experienced some deflation a few years ago, and there can be no assurance that the growth of the Chinese economy will be steady or that any slowdown of the Chinese economy will not have a material adverse effect on our business and operating results.

China’s legal system is characterized by uncertainty that could negatively impact our business and results of operations.

We conduct all of our manufacturing operations at our Wuxi subsidiary, which is subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China.

The PRC legal system is based on written statutes. The interpretation and enforcement of these laws and regulations involve uncertainties in that (i) the laws and regulations are relatively new, (ii) only limited volumes of court decisions are published, (iii) prior court decisions may be only cited for reference but have limited precedential value, and (iv) interpretation of statutes and regulations may also be subject to new government policies reflecting domestic political, economic or social changes. Such uncertainties may limit the legal protections available to us.

The enforcement of existing laws, or contracts based on existing law, may be uncertain and sporadic as well. It may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction.

The relative inexperience of China’s judiciary in many types of cases creates additional uncertainty as to the outcome of any litigation. Any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation.

Our activities in China may be subject to administrative review and approval by various national and local agencies of the PRC government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Failure to obtain the requisite governmental approval for any of our activities could adversely affect our business and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval could have a material adverse effect on our business, operating results, reputation and trading price of our common stock and may also create uncertainties for this offering; the regulation also establishes more complex procedures for acquisitions conducted by non-PRC investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, or SASAC, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and directly or indirectly controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on a non-PRC stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the New M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that CSRC approval may not be applicable to us in the context of this offering because we established our PRC subsidiary through direct investment by non-PRC persons rather than by merger or acquisition of PRC domestic companies. However, as it is uncertain how the New M&A Rule will be interpreted or implemented, we cannot assure you that the relevant PRC government agency, including the CSRC, or PRC courts would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agencies subsequently determine that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common stock. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the common stock offered by this prospectus.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by non-PRC investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a non-PRC investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our business, financial condition and results of operations.

The PRC government or its local agencies or bureaus provides preferential tax treatment, in the form of reduced tax rates or tax holidays, to certain qualified enterprises. Our wholly-owned PRC subsidiary in Wuxi, as a PRC high-technology company operating in a designated high-tech development zone, benefits from a 15% preferential enterprise income tax rate, compared to a standard rate of 33%, and is exempt from enterprise income tax for two years from 2007, the year in which our Wuxi subsidiary first had positive accumulated earnings, and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years.

Moreover, under current PRC laws and regulations, no tax is required to be withheld by our Wuxi subsidiary with respect to any dividend payments made by it to us, as its shareholder, and no PRC tax is payable by us on the dividends received from our Wuxi subsidiary provided that such profits are permitted to be paid by it in accordance with PRC laws and regulations. In addition, as an FIE, our Wuxi subsidiary enjoys certain tax deductions for purchasing equipment made in China. Under the relevant regulation, if an FIE purchases Chinese-made equipment, and the price does not exceed the total investment amount of such FIE, for projects that fall within certain specified categories, 40% of the purchase price amount may be credited against the surplus between the amount of enterprise income tax payable in the current year and the amount paid in the previous year. If the credited amount is greater than the surplus, the excess amount can be carried forward for up to five years, subject to certain exceptions. In addition, we have also benefited from rebates of value-added tax for our export products.

The discontinuation of these preferential tax treatments could materially and adversely affect our business, financial condition and results of operations. On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a new tax law named “Enterprise Income Tax Law,” which will take effect beginning January 1, 2008. Under the new tax law, foreign invested enterprises, or FIEs, and domestic companies are subject to a uniform income tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower income tax rate under the then effective tax laws or regulations. The income tax rate of such enterprises will gradually transition to the uniform tax rate within the transition period in accordance with implementing rules to be issued by the State Council. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with regulations to be issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. While the new tax law equalizes the income tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the new tax law, entities that qualify as “high-technology companies especially supported by the PRC government” are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. However, the new tax law is vague as to the definition of “high-technology companies especially supported by the PRC government,” and there can be no assurances that our Wuxi subsidiary will qualify as a high-technology company supported by the PRC government or if it does qualify, that it will continue to do so in the future and continue to benefit from such preferential tax rate. Following the effectiveness of the new tax law, our effective income tax rate may increase, unless we are otherwise eligible for preferential treatment. The new tax law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific application of various provisions unclear and unspecified.

We may be treated as a resident enterprise for PRC tax purposes after the Enterprise Income Tax Law becomes effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our Wuxi subsidiary and PRC income tax withholding for any dividends we pay to our non-PRC shareholders.

Under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. It is currently unclear in which situations a non-PRC enterprise’s “de facto management body” is considered to be located in the PRC because no implementation rules to the new laws have been promulgated yet. However, we are not treated as a PRC resident enterprise under the Sino-U.S. Tax Treaty ratified by the U.S. and Chinese governments in 1984. Some members of our management team are currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which will include any dividend income we receive from our Wuxi subsidiary. Although the new tax law provides that dividend income between qualified resident enterprises is exempted income, it is not clear what is considered a qualified resident enterprise under the new tax law. If we are required under the new tax law to pay income tax for any dividends we receive from our Wuxi subsidiary, it will materially and adversely affect our consolidated results of operations and the amount of dividends we may pay to our shareholders.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises currently in effect, which specifically exempts withholding tax on any dividends payable to non-PRC investors, the new tax law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC enterprise investors which are derived from sources within the PRC, unless there exists a tax treaty between the PRC and the relevant jurisdictions in which such non-PRC enterprise shareholders reside whereupon the relevant tax may be reduced or exempted. However, no implementation rules to the new tax law have been promulgated. Therefore, although the new tax law provides that income tax may be reduced or exempted in accordance with applicable tax treaties, there can be no assurance that the dividends paid to us or our non-PRC enterprise shareholders will benefit from such reduction or exemption. If we are required under the new tax law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders, your investment in us may be materially and adversely affected.

The intercompany transactions between us and our Wuxi subsidiary may be subject to scrutiny by the United States and the PRC tax authorities, and there may be material and adverse tax consequences if the United States or the PRC tax authorities determine that these transactions were not entered into on an arm’s length basis.

Our Wuxi subsidiary, Memsic Semiconductor (Wuxi) Co., Ltd., or Memsic Wuxi, is a PRC company. Our Wuxi subsidiary generally purchases manufacturing components from third parties but purchases a small amount of manufacturing components from our U.S. headquarters at cost. To more efficiently manage our manufacturing process, we expect our Wuxi subsidiary to purchase all manufacturing components from third parties from January 2008. We purchase all of the MEMS sensors our Wuxi subsidiary produces.

We could face material and adverse tax consequences if the United States or the PRC tax authorities determine that the transactions between us and our Wuxi subsidiary were not entered into on an arm’s length basis and they may adjust our income and expenses for United States or PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recognized by our Wuxi subsidiary, or an increase, for the U.S. tax purposes, of income recognized by us on a consolidated basis, which could increase our overall tax liability and adversely affect our results of operations.

Our Wuxi subsidiary is subject to restrictions on paying dividends or making other distributions to us.

We may rely on dividends paid by our Wuxi subsidiary for our cash needs, including the funds necessary to pay any dividends or other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our Wuxi subsidiary is required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year, if any, to fund certain reserve funds. These reserve funds are not distributable as cash dividends. We currently do not have any reserve funds because our Wuxi subsidiary was in a cumulative loss position as of December 31, 2006. If our Wuxi subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of our Wuxi subsidiary to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from our Wuxi subsidiary, our liquidity, financial condition and ability to make dividend distribution to our shareholders will be materially and adversely affected.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

The PRC government imposes controls on the convertibility of Renminbi, or RMB, into foreign currencies and, in certain cases, the remittance of currency out of China. Because all or substantially all of our net sales are denominated in U.S. dollars, but a significant portion of our expenses are denominated in RMB, any restrictions on currency exchange may limit our ability to use cash from sales generated in U.S. dollars to fund our business activities in China. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under the capital account of our Wuxi subsidiary, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. In addition, we cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on foreign exchange transactions in the future.

Fluctuations in the value of RMB could negatively impact our result of operations.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions inside and outside of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an 8% appreciation of the RMB against the U.S. dollar between July 21, 2005 and September 30, 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy. In the long term, the RMB may appreciate or depreciate significantly in value against the U.S. dollar, depending on the fluctuation of the basket of currencies against which it is currently valued, or the permission to enter into a full float.

Our reporting currency is the U.S. dollar and all of our sales and liabilities are denominated in U.S. dollars. Approximately one third of our operating expenses and a majority of our assets are denominated in RMB. Accordingly, as a result of China’s 2005 currency policy, our operating expenses, in U.S. dollar equivalents, increased and our operating margins and net income were adversely affected. In addition, the value of our assets, in U.S. dollar equivalents, decreased. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our common stock in U.S. dollars.

Recent PRC regulations relating to offshore investment activities by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity or otherwise adversely affect the implementation of our acquisition strategy. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

The PRC State Administration of Foreign Exchange, or SAFE, recently promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment or capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. Although our PRC counsel has advised us that these SAFE regulations are not applicable to us or our shareholders, we cannot assure you that SAFE will agree with our position. If SAFE disagrees with us, and if any of our PRC shareholders fails to make in a timely manner the required SAFE registration or file or update the registration, our PRC subsidiary may be prohibited from distributing its profits and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into our PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions. In addition, because it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. Furthermore, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

A number of our PRC employees have exercised their stock options prior to our becoming an overseas publicly-listed company. Since there is not yet a clear regulation on how and whether these PRC employees are required to complete their SAFE registration, and it is uncertain as to how the government authorities will interpret the Stock Option Rule, it is unclear whether such exercises are permissible by PRC laws and it is uncertain how SAFE or other government authorities will interpret or administrate such regulations. Therefore, we cannot predict how such exercises will affect our business or operations.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contribution or loans to our Wuxi subsidiary.

Any capital contributions or loans, that we, as an offshore entity, make to our Wuxi subsidiary, including from the proceeds of this offering, are subject to PRC regulations. For example, any of our loans to our Wuxi subsidiary cannot exceed the difference between the total amount of investment that our Wuxi subsidiary is approved to make under relevant PRC laws and the registered capital of our Wuxi subsidiary, and any such loans must be registered with the local branch of the SAFE as a procedural matter. In addition, our additional capital contributions to our Wuxi subsidiary must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contribution or provide loans to our Wuxi subsidiary or to fund its operations may be adversely affected, which could harm our Wuxi subsidiary’s liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

We are obligated to withhold and pay PRC individual income tax on behalf of our employees who are subject to PRC individual income tax. If we fail to withhold or pay such individual income tax in accordance with applicable PRC regulations, we may be subject to certain sanctions and other penalties and may become subject to liability under PRC laws.

Under PRC laws, we are obligated to withhold and pay individual income tax on behalf of our employees who are subject to PRC individual income tax. In addition, the State Administration of Taxation has issued several circulars concerning employee stock options. Under these circulars, our employees working in China (which could include both PRC employees and expatriate employees subject to PRC individual income tax) who exercise stock options will be subject to PRC individual income tax. We are obligated to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. However, the relevant tax authority has advised us that due to the difficulty in determining the fair market value of our shares as a private company, we need not withhold and pay the individual income tax for the exercises until after the closing of this offering. Thus, we have not withheld and paid the individual income tax for the option exercises. We cannot assure you that the tax authority will not act otherwise and request us to withhold and pay the individual income tax immediately and impose sanctions, such as fines, on us.

Any recurrence of Severe Acute Respiratory Syndrome, or SARS, an outbreak of contagious diseases, such as avian influenza, could negatively impact our business and results of operations.

An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. A recurrence of SARS in Southeast Asia could also have similar adverse effects. Since a substantial part of our operations and a substantial number of our customers and suppliers are currently based in Asia (mainly the PRC, Taiwan and Japan), an outbreak of avian flu, SARS or other contagious diseases in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, including the PRC, would adversely affect our business, financial condition or results of operations.

Risks Related to This Offering

There has been no public market for our common stock prior to this offering, and you may not be able to resell our common stock at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our common stock. If an active trading market for our common stock does not develop after this offering, the market price and liquidity of our common stock will be materially and adversely affected. The initial public offering price for our common stock will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our common stock after the initial public offering. We cannot assure you that an active trading market for our common stock will develop or that the market price of our common stock will not decline below the initial public offering price.

The market price for our common stock may be volatile.

There has been a history of significant volatility in the market prices of securities of technology companies. The market price for our common stock may be volatile and may be subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the semiconductors industry;

•	changes in the economic performance or market valuations of other companies in the semiconductors industry;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	intellectual property litigation;

•	release of lock-up or other transfer restrictions on our outstanding shares or sales of additional shares; and

•	general economic or political conditions in Asia, particularly China, the United States and Europe.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common stock, the market price for our common stock and trading volume could decline.

The trading market for our common stock upon listing may be influenced by research or reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our common stock, the market price for our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price for our common stock or trading volume to decline.

Substantial future sales or the perception of sales of our common stock in the public market could cause the price of our common stock to decline.

Sales of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have              shares of common stock outstanding. All shares of our common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent these shares are sold into the market, the market price of our common stock could decline.

In addition, upon the expiration of the 180-day lock-up period certain holders of our common stock will have rights, under certain conditions, to cause us to register under the Securities Act the sale of their common stock. See “Description of Capital Stock—Rights of Certain Investors After This Offering.” Registration of these shares under the Securities Act will result in these shares becoming freely tradable without restrictions under the Securities Act immediately upon the effectiveness of the registration. Sale of these registered shares in the public market could cause the price of our common stock to decline.

You will experience immediate and substantial dilution in the net tangible book value of common stock purchased.

The initial public offering price per share of our common stock will be substantially higher than the net tangible book value per share prior to the offering. Consequently, when you purchase our common stock in the offering, you will incur an immediate dilution of US$             per share, representing the difference between our net tangible book value per share as of September 30, 2007, after giving effect to this offering and assuming that the initial public offering price is US$             per share, and the midpoint of the price range set forth on the cover of this prospectus.

We have not determined any specific use for the net proceeds from this offering. Our management will therefore have significant flexibility in using such proceeds and may use the proceeds in ways with which you do not agree.

We intend to use the net proceeds from this offering for the expansion of our manufacturing facility and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that we believe will complement our business. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering. Therefore, our management will have significant flexibility in applying the net proceeds we receive from this offering. The net proceeds could be applied in ways that do not improve our profitability or increase our share price. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations and the market response to the introduction of any new product offerings.

Delaware law and provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

Our charter documents contain provisions that could discourage, delay or prevent a change in control or changes in our management that our stockholders may deem advantageous. These provisions:

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

•	require a staggered board of directors making it more difficult for stockholders to replace a majority of our directors;

•	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	provide that a special meeting of stockholders may be called only by the president, the chief executive officer or the board of directors acting pursuant to a resolution adopted by the board; and

•	establish advance notice requirements for nominations for election to our board by stockholders at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests. See “Description of Capital Stock.”

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choice and cause us to take corporate actions with which you may disagree.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

After this offering, our principal shareholders and their affiliated entities will beneficially own approximately             % of our outstanding ordinary shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. In addition, these persons could divert business opportunities from us to themselves or others.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business.

As a public company, we will be required to document and test our internal financial control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors that both addresses management’s assessments and provides for the independent auditor’s assessment of the effectiveness of our internal controls. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404, and we may also identify inaccuracies or deficiencies in our financial reporting that could require revisions to or restatement of prior period results. Testing and maintaining internal controls will also involve significant costs and can divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404, and our independent auditors may not be able or willing to issue a favorable assessment of our conclusions. Failure to achieve and maintain an effective internal control environment could harm our operating results, could cause us to fail to meet our reporting obligations and could require that we restate our financial statements for prior periods, any of which could cause investors to lose confidence in our reported financial information and cause a decline, which could be material, in the trading price of our common stock.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and NASDAQ have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and make some of our corporate activities more time-consuming and costly. Also, we will incur additional costs associated with satisfying our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

It may be difficult to enforce judgments against us in U.S. courts.

Although we are a Delaware corporation, our manufacturing subsidiary and approximately 40% of our assets are located outside of the United States. As a result, you may not be able to enforce against us in U.S. courts judgments based on the civil liability provisions of U.S. federal securities laws. It is unclear if original actions of civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States. It is equally unclear if judgments entered by U.S. courts based on the civil liability provisions of U.S. federal securities laws are enforceable in courts outside the United States. Any enforcement action in a court outside the United States will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “might,” “would,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock that we are offering will be approximately $             million at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, as applicable, the net proceeds to us from this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional common stock in full, then we estimate that the net proceeds to us will be approximately $             million. We will not receive any proceeds from the sale of shares by the selling stockholders.

This offering is primarily for the purpose of creating a public market for our common stock for the benefit of all shareholders, raising capital, retaining key employees by providing them with equity incentives in a public company, and promoting our corporate brand and image. We intend to apply approximately $30 million of our net proceeds towards the expansion of our manufacturing facilities in Wuxi; approximately $10 million to $20 million towards working capital; and the remaining proceeds to be reserved for future strategic acquisitions. However, at this time we do not have any commitment to any specific acquisitions. Depending on our profitability, competitiveness, research and development and the rate of growth, our management will have significant flexibility in using the net proceeds of the offering.

DIVIDEND POLICY

Since our inception, we have never declared any cash dividends on shares of our common stock. We intend to retain future earnings to finance the growth of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Even if our board of directors, at its sole discretion, decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

To the extent we receive any distributions from our Wuxi subsidiary, we and our Wuxi subsidiary must comply with PRC laws and regulations and its articles of association in declaring and paying dividends to us. Under applicable requirements of PRC law, our Wuxi subsidiary may only distribute dividends after it has made allowances for recovery of losses, if any, allocated at least 10% of its net profit as reserve funds, and set aside a discretionary percentage of its net profit for staff and workers’ bonus and welfare funds. Our Wuxi subsidiary is not required to set aside any of its net profit as reserve funds if such reserves are at least 50% of its respective registered capital. Furthermore, if our Wuxi subsidiary records no net income for a year as determined in accordance with generally accepted accounting principles in the PRC, it generally may not distribute dividends for that year.

Any dividend we declare will be paid in U.S. dollars to the holders of our common stock, to the extent permitted by applicable laws and regulations.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of preferred stock into 28,121,639 shares of common stock;

•

on a pro forma, as adjusted basis to reflect (i) the automatic conversion of all outstanding shares of preferred stock into 28,121,639 shares of common stock upon the closing of this offering, and (ii) the issuance of and the receipt of the estimated net proceeds from the sale of              shares of common stock in this offering at an assumed public offering price of $             per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2007
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Series A convertible preferred stock, $0.01 par value: 13,661,000 shares authorized, 9,840,000 issued and outstanding	$5,412	$—	$
Series B convertible preferred stock, $0.01 par value: 6,939,246 shares authorized, 6,939,246 issued and outstanding	8,250	—
Series C convertible preferred stock, $0.01 par value: 7,266,666 shares authorized, 7,266,666 issued and outstanding	10,900	—
Series D convertible preferred stock, $0.01 par value: 4,545,000 shares authorized, 4,075,277 issued and outstanding	8,967	—

Stockholders’ deficit:
Common stock, $0.00001 par value: 45,000,000 shares authorized, 5,109,790 issued and outstanding, actual; 33,231,429 issued and outstanding, as adjusted	—	—
Additional paid-in capital	610	34,138		—
Accumulated deficit	(6,180)	(6,180)		(6,180)
Accumulated other comprehensive income	697	697		697

Total stockholders’ deficit	(4,873)	28,656

Total capitalization	$28,656	$28,656	$

Assuming the number of shares sold by us in the offering remains the same as set forth on the cover page, a $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, our total capitalization by approximately US$             million.

The table above excludes the following shares:

•	shares of common stock subject to options at a weighted average exercise price of $ per share granted under our Stock Option Plans.

•	shares of common stock reserved for issuance under our Stock Option Plans

This information is qualified by, and should be read in conjunction with, our financial statements and the notes thereto included in this prospectus.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the net tangible book value per share attributable to the existing equity holders. Net tangible book value represents net book equity excluding intangible assets, if any.

Our net tangible book value as of September 30, 2007 was approximately $             million or $             per share of common stock. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of shares outstanding. Our pro forma net tangible book value as of September 30, 2007 was $             per share on that date. Pro forma net tangible book value adjusts net tangible book value to give effect to the conversion of all of our outstanding shares of preferred stock into              shares of common stock upon the closing of this offering. Dilution is determined by subtracting pro forma net tangible book value per share of common stock from the initial public offering price per share of common stock. The following table illustrates the dilution on a per share basis assuming the underwriters do not exercise their over-allotment option:

Per share
Initial public offering price	$
Net tangible book value as of September 30, 2007	$
Pro forma net tangible book value after giving effect to the automatic conversion of all of our outstanding shares of preferred stock	$
Pro forma net tangible book value as adjusted after giving effect to the automatic conversion of all of our outstanding shares of preferred stock and this offering	$
Amount of dilution in net tangible book value to new investors in this offering	$

The following table summarizes, on the same pro forma as adjusted basis as of September 30, 2007, the differences between the shareholder as of such date and the new shareholders with respect to the number of shares purchased from us in this offering, the total consideration paid to us, and the average price per share paid at an initial public offering price of $             before deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us and assuming our existing owners had exchanged all of their preferred stock for our common stock on a one-for-one basis, as of the date of this offering.

	Shares purchased			Total consideration			Average price per share
	Number	Percentage		Amount	Percentage
Existing shareholders			%	$		%	$
New shareholders			%	$		%	$

Total		100.0%			$100.0%

The discussion and tables above also assume no exercise of any outstanding options. As of September 30, 2007, there were              shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $             per share. If all these options had been exercised on September 30, 2007 after giving effect to the conversion of our preferred stock and this offering, after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value would have been approximately $             per share and the dilution in net tangible book value to new shareholders would have been $             per share. In addition, our existing shareholders would hold              shares of common stock purchased from us, which would represent             % of the shares of common stock purchased from us, for a total consideration paid of $            , and the average price per share paid would be $            . Our new shareholders would hold shares representing             % of the shares of common stock purchased from us.

A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, (i) net tangible book value per share by $             and (ii) dilution per share by $            , assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and other estimated operating expenses.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected financial information should be read in conjunction with our financial statements and their related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. The following statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 are derived from, and are qualified by reference to the audited financial statements included in this prospectus. The statement of operations data for the year ended December 31, 2003 and balance sheet data as of December 31, 2003 and 2004 have been derived from our audited financial statements not included in this prospectus. The statement of operations data for the year ended December 31, 2002 and the balance sheet data as of December 31, 2002 have been derived from our unaudited financial statements not included in this prospectus. The statement of operations data for the nine months ended September 30, 2006 and 2007 have been derived from our unaudited interim financial statements included elsewhere in this prospectus. We have prepared the unaudited interim financial statements on the same basis as our audited financial statements. The unaudited interim financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary to fairly present our financial position and results of operation for the periods and as of the dates presented. Our historical results do not necessarily indicate our future results. In addition, our unaudited results as of and for the nine months ended September 30, 2007 may not be indicative of our results as of and for the full year ending December 31, 2007.

	For the year ended December 31,					For the nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)					(unaudited)
	(in thousands, except percentages and per share data)
Consolidated Statement of Operations Data:
Net sales	$477	$1,853	$6,895	$9,053	$13,118	$9,169	$18,769
Cost of goods sold	246	712	1,998	2,891	4,332	3,079	6,449

Gross profit	231	1,141	4,897	6,162	8,786	6,090	12,320
Gross margin	48.4%	61.6%	71.0%	68.1%	67.0%	66.4%	65.6%
Operating expenses:
Research and development	1,493	411	400	1,004	1,874	1,281	2,411
Sales and marketing	1,201	1,054	1,194	1,466	1,705	1,195	2,100
General and administrative	1,590	1,392	1,686	2,004	2,544	1,727	2,641

Total operating expense	4,284	2,857	3,280	4,474	6,123	4,203	7,152

Operating income (loss)	(4,053)	(1,716)	1,617	1,688	2,663	1,887	5,168
Other income (expense):
Change in value of warrant to purchase Series A convertible preferred stock	—	—	—	(143)	(2,992)	(1,928)	—
Interest and dividend income	103	37	108	202	485	332	484
Interest expense	(19)	(6)	(49)	(20)	—	—	(23)
Other, net	0	(2)	(19)	37	39	17	32

Total other income (expense)	84	29	40	76	(2,468)	(1,579)	493

Income (loss) before income taxes and accounting change	—	(1,687)	1,657	1,764	195	308	5,661
Provision (benefit) for income taxes	—	—	29	(1,005)	(303)	(498)	958

Income (loss) before cumulative effect of accounting change	(3,969)	(1,687)	1,628	2,769	498	806	4,703
Cumulative effect on periods prior to July 1, 2005 of change in the valuation of the warrant to purchase Series A convertible preferred stock, net of zero income taxes	—	—	—	(2,714)	—	—	—

Net income (loss)	$(3,969)	$(1,687)	$1,628	$55	$498	$806	$4,703

	For the year ended December 31,					For the nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)					(unaudited)
	(in thousands, except percentages and per share data)
Net income (loss) available to common stockholders:

Basic	$(5,123)	$(2,897)	$30	$(1,480)	$(1,378)	$(306)	$506

Diluted	$(5,123)	$(2,897)	$30	$(1,480)	$(1,378)	$(306)	$578

Basic and diluted income (loss) per common share before cumulative effect of accounting change	$(1.29)	$(0.72)	$0.01	$(0.26)	$(0.33)	$(0.07)	$0.10

Net income (loss) per share:

Basic	$(1.29)	$(0.72)	$0.01	$(0.36)	$(0.33)	$(0.07)	$0.10

Diluted	$(1.29)	$(0.72)	$0.01	$(0.36)	$(0.33)	$(0.07)	$0.10

Unaudited:
Pro forma net income per common share:
Basic					$0.02		$0.14

Diluted					$0.01		$0.14

The pro forma consolidated balance sheet data as of September 30, 2007 in the table below give effect to the conversion of all outstanding shares of our convertible preferred stock to 28,121,639 shares of our common stock as if such conversion had occurred at September 30, 2007.

	As of December 31,					As of September 30, 2007
	2002	2003	2004	2005	2006	Actual	Pro forma	Pro forma as adjusted
	(unaudited)					(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,011	$2,832	$9,762	$4,461	$7,142	$5,465	$5,465	$
Short-term investments	—	—	—	6,100	6,900	7,550	7,550		7,550
Total current assets	5,514	3,697	13,520	15,193	21,873	24,777	24,777
Total assets	6,456	6,144	17,355	18,792	25,769	33,404	33,404
Total current liabilities	589	503	1,625	5,227	3,426	4,748	4,748		4,748
Long term debt	—	858	858	—	—	—	—		—
Series A through D convertible preferred stock	17,356	19,059	28,809	30,345	32,929	33,529	—		—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those discussed under “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-looking Statements”.

Overview

We provide advanced semiconductor sensor and system solutions based on integrated MEMS technology and mixed signal circuit design. Our accelerometer products are used to measure tilt, shock, vibration and acceleration, and have a wide range of applications such as mobile phones, automotive safety systems and video projectors. We combine proprietary thermal-based MEMS technology and advanced analog mixed signal processing circuitry design into a single chip using a standard CMOS process. This approach allows us to provide sensor solutions at a lower cost, with higher performance and greater functionality than our competitors. In addition, our technology platform allows us to easily integrate additional functions or create new sensors to expand into magnetic, touch and flow sensors and related applications.

We have experienced significant growth since our products were first commercialized in 2001. We shipped more than 25 million units of accelerometers from 2004 through September 30, 2007, including 2.7 million units in 2004, 3.8 million units in 2005, 6.8 million units in 2006 and 12.0 million units for the nine months ended September 30, 2007. In 2004, 2005 and 2006, and for the nine months ended September 30, 2007, our net sales totaled $6.9 million, $9.1 million, $13.1 million and $18.8 million, respectively. The increases in our sales volume and sales revenue during this period were primarily attributable to increases in the sale of our products for mobile phone applications and automotive applications. We expect sales of our accelerometer products to continue to represent a predominant share of our revenue for the foreseeable future. We expect to begin commercial sales of our non-accelerometer products, including magnetic sensors, flow sensors and touch sensors in the first half of 2008.

We have been profitable on an operating basis since 2004. In 2004, 2005 and 2006, and for the nine months ended September 30, 2007, our income from operations totaled $1.6 million, $1.7 million, $2.7 million and $5.2 million, respectively. Our gross margins in 2004, 2005 and 2006, and for the nine months ended September 30, 2007 were 71.0%, 68.1%, 67.0%, and 65.6% respectively. During these periods, our net income totaled $1.6 million, $55,494, $0.5 million and $4.7 million, respectively. Our net income in 2005 was affected by the cumulative effect of accounting change with regard to the warrants to purchase Series A redeemable convertible preferred stock of $2.7 million and the change in fair value of the warrants of $0.1 million. Our net income in 2006 was affected by the change in fair value of the warrants of $3.0 million. We repurchased these warrants in 2006, and do not expect any further revaluation of warrants in the future since we do not have any other outstanding warrants as of the date of this prospectus. See “—Description of Certain Line Items—Other Income (Expense)”.

We sell our products either to distributors, which then resell to OEMs and ODMs, or to OEM and ODM customers directly. Historically, a small number of our customers have accounted for a substantial portion of our revenue, and sales to our largest distributor customers and OEM and ODM customers have varied significantly. This significant variation is in part due to the fact that our sales are made on the basis of purchase orders rather than long-term contracts. Although our distributors generally provide us with non-binding rolling forecasts, our distributors generally have up to 30 days prior to delivery to cancel or reschedule shipments pursuant to our distribution agreements. This arrangement has added to the fluctuation and unpredictability of our sales. Because our products are a component of our customers’ products, our sales performance is significantly affected by the sales performance of our customers’ products. It is difficult for us to accurately forecast our product demand because in the case where we sell our products to distributors, we may not know the identity of the distributor’s OEM and ODM customers and information regarding their demand.

OEM and ODM customers’ products are complex and require significant time to define, design and ramp to volume production. Our sales cycle begins with our marketing and sales staff and application engineers engaging with our OEM and ODM customers’ system designers and management, which is typically a multi-month, or even multi-year, process. If such process is successful, an OEM and ODM customer will decide to incorporate our solution in its product, which we refer to as a design-win. Because the sales cycles for our products are long, we incur expenses to develop and sell our products, regardless of whether we achieve the design-win and well in advance of generating revenue, if any, from those expenditures. Although we do not have long-term purchase commitments from any of our distributor customers or OEM and ODM customers, once one of our products is incorporated into an OEM’s or ODM’s design, it is likely to remain a part of the design for the life cycle of its product. We believe this to be the case because a redesign would generally be time consuming and expensive. We have experienced revenue growth due to an increase in the number of our products offered, an expansion of our customer base, an increase in the number of design-wins within any one OEM and ODM customer and an increase in the average revenue per design-win.

We manufacture our products utilizing a “semi-fabless” model by outsourcing the production of CMOS wafers and completing the post-CMOS MEMS process in-house. By outsourcing the standard CMOS manufacturing process, we are able to more efficiently manage our capital expenditures and cost of goods sold.

Description of Certain Line Items

Net Sales

Net sales represent gross revenue net of estimated amount of product returns and sales rebates from our customers. Sales to distributors are made pursuant to distributor agreements, which allow for the return of goods under certain circumstances. We recognize revenue in accordance with Staff Accounting Bulletin No. 104 and Statement of Financial Accounting Standards No. 48, or SFAS 48. See “—Critical Accounting Policies—Revenue Recognition”. Prior to August 31, 2007, we deferred recognition of sales to a major distributor, World Peace Industrial Co., Ltd., or WPI, which did not meet the criteria of SFAS 48, until the product was sold through to WPI’s OEM and ODM customers. WPI accounted for more than 35% of our revenue in 2006 and the nine months ended September 30, 2007. On August 30, 2007, we amended the distributor agreement with WPI to allow returns only upon our approval. Accordingly, the criteria under SFAS No. 48 have been met for this distributor as of September 1, 2007, and we recognized revenue upon shipment to WPI for all shipments subsequent to this date. For all shipments to WPI made prior to August 31, 2007, we continued to recognize our revenue upon shipments to its OEM and ODM customers. See “—Critical Accounting Policies—Revenue Recognition”.

Historically, our revenue has been derived primarily from shipments of our accelerometer products. The primary factors that affect our revenue are the sales volumes and average selling prices of our products. The significant increases in our net sales have been primarily attributable to the increases in the sales volumes of our products, particularly those for mobile phone and automotive applications. The average selling prices of our products generally decline over time and are primarily affected by a combination of the following factors:

•

the semiconductor market is highly competitive, and as a result, the average selling prices of particular products generally experience rapid declines over the course of their respective product and technology life cycles. We seek to mitigate the impact of this trend on our business by continuing to rapidly design, develop and sell new generations of products with additional functionalities to replace older generation products;

•	we may also reduce our product prices as we are able increase our production yields or to reduce our manufacturing costs, particularly the wafer prices;

•

changes in our product mix may affect the average selling prices of our products. Historically, for example, our revenue derived from consumer and mobile phone markets, as a percentage of our total revenue, has increased. Our products for these markets generally have lower average selling prices than products for the automotive market. The average selling prices of products may continue to be affected by our strategy to increase market adoption of our products in certain markets; and

•	we occasionally grant discounts granted to our large customers or OEM and ODM customers for high volume purchases.

Net Sales by Application

Net sales from mobile phone applications, as a percentage of total net sales, have increased in recent years, and we expect this trend to continue for the foreseeable future as we seek further penetration into this market. Net sales from the automotive applications, in absolute terms, have increased, primarily attributable to increases in sales of rollover application products to Autoliv Inc. To increase net sales from the automotive market, we are currently seeking to increase sales from other automotive applications and expand our customer base. However, any revenue increases, if at all, from the automotive market will require significant time, as the development lead time in this market is generally longer than other markets. Net sales from consumer applications have fluctuated historically as a result of the generally short life cycle of consumer electronics and changes in our customer base. As our product offering and customer base for consumer applications continue to diversify, we expect the net sales from consumer applications to fluctuate less. Industrial and medical markets are limited, and we do not expect revenue from these markets to contribute significantly to our total revenue.

The following table sets forth our net sales by application for the periods indicated by amount and as a percentage of our net sales.

	For the year ended December 31,						For the nine months ended September 30,
	2004		2005		2006		2006		2007
	Amount	% of net sales	Amount	% of net sales	Amount	% of net sales	Amount	% of net sales	Amount	% of net sales
							(unaudited)		(unaudited)
	(in thousands, except percentages)
Mobile phone	$1,179	17.1%	$740	8.2%	$5,123	39.0%	$2,930	32.0%	$10,362	55.2%
Consumer	4,265	61.9	5,912	65.3	4,207	32.1	3,327	36.3	3,310	17.6
Automotive	1,094	15.8	1,413	15.6	2,781	21.2	2,015	22.0	3,693	19.7
Industrial/other	357	5.2	988	10.9	1,007	7.7	897	9.7	1,404	7.5

Total net sales	$6,895	100.0%	$9,053	100.0%	$13,118	100.0%	$9,169	100.0%	$18,769	100.0%

Net Sales by Customer Base

Our customers primarily consist of distributors, OEMs and ODMs. Historically, a small number of our customers have accounted for a substantial portion of our net sales. We expect that significant customer concentration will continue for the foreseeable future. Our customers representing 10% or more of our net sales accounted for approximately 61.7%, 60.3%, 65.6% and 70.4%, respectively, of our net sales in 2004, 2005, 2006, and for the nine months ended September 30, 2007.

For the nine months ended September 30, 2007, two customers accounted for 10% or more of our net sales, consisting of a distributor as to 53.6%, and an OEM as to 16.8%. In 2006, three customers accounted for 10% or more of our net sales, consisting of a distributor as to 34.6%, another distributor as to 16.0% and an OEM as to 15.0%. In 2005, three customers accounted for 10% or more of our net sales, consisting of an OEM as to 30.0%, and two distributors as to 19.3% and 11.0%, respectively. In 2004, three customers accounted for 10% or more of our net sales, consisting of two distributors as to 35.3% and 13.4%, respectively, and an OEM as to 13.0%.

We have experienced and will continue to experience fluctuations in demand from a significant number of customers, including many of our largest customers. It is difficult for us to accurately forecast our product demand because in the case where we sell our products to distributors, we sometimes do not know the identity of the distributor’s OEM and ODM customers and information regarding their demand.

Occasionally, design changes in the products of our OEM and ODM customers resulted in the loss of our sales. For example, a design change in a product of a large OEM customer in 2005 for consumer applications resulted in the loss of our sales to such customer in 2006. Such customer accounted for 30.0% of our net sales in 2005.

Net Sales by Geography

Our products are shipped to OEM and ODM customers worldwide. However, we focus on different application markets among geographical regions. In the greater China region, our revenue has historically been primarily derived from products for mobile phone applications. We are also seeking to expand the consumer application market in the greater China region. In Japan, our revenue has primarily been derived from products for consumer applications, particularly projectors. We are also seeking to penetrate the automotive market in Japan, and have recently achieved a significant design-win. See “Business—Products and Technologies— Accelerometer Products and Applications—Automotive Applications”. In North America, our revenue has primarily been derived from products for automotive applications. In Europe, our revenue has fluctuated as a result of the gain and subsequent loss of a significant customer for global positioning system, or GPS, application. We also derive significant revenue from products for automotive applications in Europe.

The following table sets forth our net sales by geographical region for the periods indicated by amount and as a percentage of our net sales.

	For the year ended December 31,						For the nine months ended September 30,
	2004		2005		2006		2006		2007
	Amount	% of net sales	Amount	% of net sales	Amount	% of net sales	Amount	% of net sales	Amount	% of net sales
							(unaudited)		(unaudited)
	(in thousands, except percentages)
Asia (excluding Japan)	$1,148	16.6%	$2,052	22.7%	$6,613	50.4%	$4,061	44.3%	$11,780	62.8%
Europe	1,566	22.7	3,179	35.1	677	5.1	527	5.7	743	4.0
Japan	3,254	47.2	2,400	26.5	3,263	24.9	2,547	27.8	2,485	13.2
North America	867	12.6	1,339	14.8	2,528	19.3	2,026	22.1	3,669	19.5
Others	60	0.9	83	0.9	37	0.3	8	0.1	92	0.5

Total net sales	$6,895	100.0%	$9,053	100.0%	$13,118	100.0%	$9,169	100.0%	$18,769	100.0%

Cost of Goods Sold

We are a semi-fabless company. We outsource wafer production to third-party foundries and complete the post-CMOS MEMS and most of the packaging, assembly and testing functions in-house. We also purchase our ceramic packaging materials from third-party suppliers. Cost of goods sold consists of: (i) cost of wafer, ceramic and other materials purchased from third parties; (ii) manufacturing overhead, primarily consisting of salaries and wages of our quality control employees and manufacturing-related management employees, depreciation, and equipment and parts; (iii) direct labor, primarily consisting of salaries and wages of our manufacturing operators; and (iv) outsourced processing fee paid to third-party packaging service provider.

Our relationships with third-party foundry and packaging service providers do not provide for guaranteed levels of production capacity at pre-determined prices. As a result, our outsourcing costs relating to wafer production, and to a lesser extent, packaging services are susceptible to changes based on conditions in the global semiconductor market and available capacity.

Prior to August 31, 2007 we deferred recognition of cost of goods sold for a major distributor, WPI, which did not meet the criteria of SFAS 48, until the product was sold through to WPI’s OEM and ODM customers. WPI accounted for more than 35% of our revenue in 2006 and the nine months ended September 30, 2007. On

August 30, 2007, we amended the distributor agreement with WPI to allow for returns only upon our approval. Accordingly, the criteria under SFAS No. 48 have been met for this distributor as of September 1, 2007, and we recognized the cost of goods sold as the related products are sold. For all shipments to WPI made prior to August 31, 2007, we continued to recognize costs related to products once sold by WPI to its OEM and ODM customers. See “—Critical Accounting Policies—Revenue Recognition”.

Gross Profit and Gross Margin

Historically, our gross profit has generally experienced growth in line with increases in our revenue, and our gross margin has remained relatively stable at 71.0%, 68.1%, 67.0%, 66.4% and 65.6%, respectively, in 2004, 2005, 2006 and for the nine months ended September 30, 2006 and September 30, 2007. However, our gross profit and gross margin may fluctuate significantly in the future as a result of a variety of factors, including average selling prices of our products, our product application mix, prices of wafers, excess and obsolete inventory, pricing by competitors, changes in production yields, and percentage of sales conducted through distributors. Our products for mobile phone applications, which are sold to distributor customers, have historically had lower margins than our products for automotive products, which are sold directly to our OEM and ODM customers. The increase in the percentage of our net sales in products for mobile phone applications in recent years had an adverse effect on our overall gross margin. Notwithstanding the relatively lower margin in the mobile phone applications market, we expect to derive an increasing percentage of our total net sales from such markets because of the significant potential for further revenue growth from increased penetration in such markets.

Research and Development Expenses

Research and development expenses are recognized as they are incurred and primarily consist of salaries and wages of research and development employees; research costs, primarily consisting of mask costs and prototype wafers, consulting fees paid for outside design services; travel and other expenses; and beginning in 2006, stock-based compensation under SFAS 123(R) attributable to our research and development employees.

Historically, research and development expenses have increased both in absolute terms and as a percentage of total net sales. We expect this trend to continue for the foreseeable future as we (i) seek to diversify into non-accelerometer products and (ii) hire additional employees in connection with the new research and development institute established in the second quarter of 2007.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and wages for administrative personnel; costs for professional services, including legal, tax and accounting services; depreciation and amortization expenses for non-manufacturing equipment; travel and entertainment expenses; office supply and other office-related expenses; office rental expenses; others, such as utilities, insurance and provision for accounts receivable; and beginning in 2006, stock-based compensation under SFAS 123(R) attributable to our administrative personnel. In addition, general and administrative expenses in 2005 and 2006 included certain charges for the intrinsic value of options vested during 2005 and the fair value of the options vested during 2006, respectively. We expect that our general and administrative expenses will increase as we hire additional personnel and incur costs related to the anticipated growth of our business and our operations as a public company upon the completion of this offering. However, we expect that such expenses will decrease as a percentage of net sales.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of wages, salaries and commissions for our sales and marketing personnel; consulting expenses, primarily consisting of sales consulting services and software application consulting services; travel expenses; independent sales representatives commissions; office rental; market promotion and others expenses; and beginning in 2006, stock-based compensation under SFAS 123(R) attributable to our sales and marketing personnel. We expect sales and marketing expenses to continue to increase as we hire additional sales and marketing personnel, expand our sales and marketing network and engage in additional marketing and promotional activities. However, we expect that such expenses will decrease as a percentage of net sales.

Other Income (Expense)

Other income (expense), primarily consists of (i) interest income earned on our short term investments of cash and cash equivalents, and interest expense incurred on our borrowings; (ii) net foreign currency exchange gains and losses; and (iii) in 2005 and 2006, this amount also included the $3.1 million increase in fair value of the warrants to purchase Series A preferred stock. We repurchased the warrants in 2006.

As part of the investment Analog Devices, Inc., or Analog Devices, made in our company in March 1999, we issued to Analog Devices warrants to acquire a total of 3,571,000 shares of Series A convertible preferred stock at $0.10 per share. The warrant has both a liability aspect and an equity aspect in respect of the shares of redeemable Series A preferred stock. Statement of Financial Accounting Standards No. 150, or SFAS 150, which became effective for periods after July 1, 2005, requires that such a financial instrument be classified as a liability at the fair value of the shares issuable upon exercise of the warrant. SFAS 150 required that the cumulative effect of the change in the valuation of such a financial instrument at July 1, 2005 be reported separately in the statement of operations, and changes in valuation for periods subsequent to July 1, 2005 be recorded in the statement of operations as a charge to the income statement. Accordingly, we recognized a non-cash charge in connection with adjusting the warrant to fair value through the date of our repurchase in December 2006. We repurchased these warrants in December 2006 and, as a result, there were no related charges after that date. As of the date of this prospectus, we have no freestanding derivative liabilities.

Provision (Benefit) for Income Taxes

We conduct sales through our headquarters in Andover, Massachusetts. Our Wuxi subsidiary is primarily engaged in manufacturing and engineering activities and does not conduct direct sales to customers. For internal accounting and PRC tax purposes, we account for the transfers of goods from our Wuxi subsidiary to our U.S. headquarters as sales, and calculate the transfer price of such sales based on a markup of manufacturing and operating costs. We believe the prices of these sales were consistent with the prevailing market prices.

U.S. Tax

In the United States, we are subject to the federal income tax and the Massachusetts state income tax, which are approximately at the rates of 34% and 9.5%, respectively. As of December 31, 2006, we had federal net operating loss (“NOL”) and state NOL of approximately $1.9 million and $1.7 million, respectively, available to offset future federal and state income tax liabilities, respectively. The federal NOLs will expire at various times through 2023 and the state NOLs will expire at various times through 2008. We may be subject to Section 382 of the Code which imposes certain limitations on net operating losses that we could utilize. However, we believe the impact of any limitations would not have a material impact on our ability to utilize the NOL carry forward.

PRC tax

Our PRC taxes primarily consist of enterprise income tax, value-added tax, and certain other miscellaneous taxes. As of December 31, 2006, our Wuxi subsidiary had PRC NOL of approximately $0.3 million which is available to offset future PRC enterprise income tax during the tax exemption period. Also, we did not record deferred tax assets or liabilities as a result of any temporary differences between the pre-tax income and taxable income for our China subsidiary for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2007, as they are expected to reverse during the tax exemption period.

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Foreign Enterprise Income Tax Law, and the related implementing rules, foreign investment enterprises, or FIEs, incorporated in the PRC are generally subject to an enterprise income tax rate of 33%.

The Foreign Enterprise Income Tax Law and the related implementing rules provide certain favorable tax treatments to FIEs which qualify as high-technology companies and are registered and operate in designated high-technology zones in the PRC. Our Wuxi subsidiary is a high-technology FIE registered and operating in a designated high-technology zone. Accordingly, under the Foreign Enterprise Income Tax Law, its implementing rules and several local regulations, our Wuxi subsidiary is entitled to a preferential enterprise income tax rate of 15%. In addition, our Wuxi subsidiary is entitled to a five-year tax holiday, pursuant to which it is exempted from paying the enterprise income tax for 2007, the year in which it first has positive accumulated earnings, and 2008. After the two-year exemption period, our Wuxi subsidiary will be entitled to a preferential enterprise income tax rate of 7.5% for 2009 through 2011. After the expiration of this five-year tax holiday period, a preferential enterprise income tax rate of 15% may apply for so long as our Wuxi subsidiary continues to operate in a high-technology zone and maintains high-technology status.

To qualify as a high-technology company for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	the technology researched and developed by the company falling into the high-technology category promulgated by the PRC government;

•	a minimum level of revenue generated from high-technology related sales or services as a percentage of total revenue;

•	a minimum number of employees engaged in research and development;

•	a minimum requirement for the education degree of employees; and

•	a minimum level of research and development expenses as a percentage of total revenue.

Our Wuxi subsidiary’s status as a high-technology company is re-assessed every other year. If the PRC central government or applicable local governments determine that our Wuxi subsidiary is no longer qualified as a high-technology company or if the tax incentive for high-technology companies is terminated by the PRC government, then our effective enterprise income tax rate would increase as a result.

In addition, as an FIE, our Wuxi subsidiary enjoys certain tax deductions for purchasing equipment made in China. Under the relevant regulation, if an FIE purchases Chinese-made equipment, and the price does not exceed the total investment amount of the FIE, for projects that fall within certain specified categories, 40% of the purchase price amount may be credited against the surplus between the amount of enterprise income tax payable in the current year and the amount paid in the previous year. If the credited amount is greater than the surplus, the excess amount can be carried forward for up to five years, subject to certain exceptions.

If our Wuxi subsidiary ceases to qualify for its current preferential enterprise income tax rates, we will consider options that may be available at the time that would enable it to qualify for other preferential tax treatment. To the extent we are unable to offset the expiration of, or the inability to obtain, preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase. The amount of income tax payable by our Wuxi subsidiary in the future will depend on various factors, including, among other things, the results of operations and taxable income of our Wuxi subsidiary (which is in turn partially dependent on our internal transfer pricing policies) and the applicable statutory tax rate.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law,” which will take effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the State, whether FIEs or domestic companies. As a result of the new tax law, following the year 2011, upon expiration of our preferential enterprise income tax rate of 7.5%, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment.

See “Risk Factors—Risks Related to Doing Business in China—The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our business, financial condition and results of operations.”

Other PRC taxes

Other miscellaneous PRC taxes primarily consist of property tax, land-use tax and stamp tax which are accounted for in our general and administrative expenses, and education surcharge, which is recorded as part of our cost of goods sold.

Critical Accounting Policies

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and are those that require the more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures filed in with this prospectus.

Revenue Recognition

We recognize revenue from the sale of our products to OEM and ODM customers when all of the following conditions have been met: (i) evidence exists of an arrangement with the customer, typically consisting of a purchase order or contract; (ii) our products have been shipped and risk of loss has passed to the customer; (iii) we have completed all of the necessary terms of the purchase order or contract; (iv) the amount of revenue to which we are entitled is fixed or determinable; and (v) we believe it is probable that it will be able to collect the amount due from the customer. To the extent that one or more of these conditions has not been satisfied, we defer recognition of revenue. An allowance for estimated future product returns and sales price allowances is established at the date of revenue recognition. An allowance for uncollectible receivables is established by a charge to operations, when in our opinion, it is probable that the amount due to us will not be collected. Historically, product returns and bad debt expense have not been significant.

Our products are warranted against manufacturing defects for twelve months following the date of sale (eighteen months following date of sale to a distributor). Products returned under the provisions of the warranty agreement require our pre-approval. Our sole obligation under the provisions of the warranty agreement is to replace or repair the product. Reserves for potential warranty claims are provided at the time of revenue recognition and are based on several factors including historical claims experience, current sales levels and our estimate of repair costs. To date, warranty expenses have not been significant.

Sales to distributors are made pursuant to distributor agreements, which allow for the return of goods under certain circumstances. We follow the provision of SFAS No. 48 “Revenue Recognition When Right of Return Exists.” SFAS No. 48 includes the following criteria for recognition of sales to distributors: (i) the selling price to the distributors is fixed or determinable at the date of shipment; (ii) our product has been shipped and risk of loss has passed to the distributors; (iv) it is probable that the amount due from the distributor will be collected; (v) we do not have a significant future obligations to directly assist in the distributors resale of the project and (vi) the amount of future returns can be reasonably estimated. Once these criteria are met, we recognize revenue upon shipment to the distributor and estimates returns based on historical sales returns.

WPI is a significant distributor which accounted for more than 35% of our net sales in 2006 and the nine months ended September 30, 2007. The criteria under SFAS No. 48 have not been met for WPI for the periods prior to August 31, 2007. Based on the early stage of our relationship with WPI and its size, we were unable to make a reasonable estimate of future returns. Therefore, we deferred recognition of revenue and related costs of good sold associated with WPI until the relevant products were shipped by WPI to its OEM and ODM customers for those periods.

On August 30, 2007, we amended the distributor agreement with WPI to allow for returns only upon our approval. Accordingly, the criteria under SFAS No. 48 have been met for this distributor as of September 1, 2007, and we recognized revenue and related costs upon shipment to this distributor for all shipments subsequent to this date. For all shipments to WPI made prior to August 31, 2007, we continued to recognize our revenue and related costs upon shipments to its OEM and ODM customers.

Allowance for Doubtful Accounts

The following table sets forth the movement on allowance for uncollectible accounts receivable for the periods indicated.

	Year ended December 31,
	2004	2005	2006

Balance at beginning of period	$22,866	$11,378	$5,940
Provision for losses	—	—	6,097
Receivables charged against reserve	(11,488)	(5,438)	(4,915)

Balance at end of period	$11,378	$5,940	$7,122

Our standard policy on payment terms is 30 days from delivery. In 2004, 2005, 2006 and for the nine months ended September 30, 2007, our average accounts receivable turnover was 47 days, 46 days, 50 days and 59 days, respectively. At certain times our trade accounts receivable have included balances from customers that have exceeded 10% of total accounts receivable. We have established credit limits for each of our customers and reviews such limits prior to product shipment. We believe that such customers are of high credit quality and that we are not subject to unusual risk with respect to such customers.

Allowance for uncollectible accounts receivable is included as a charge to sales and marketing expense. We evaluate the sufficiency of our allowance for accounts receivable on a quarterly basis.

The sufficiency of our allowance for uncollectible accounts receivable is evaluated based on the recoverability of our accounts receivable, which is in turn based on a combination of factors, many of which are based on estimates. These factors include indicators of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. In addition, we may consider the length of time the receivables are past due, the financial health of the customer and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted.

Inventories

Inventories are stated at the lower of cost (weighted average first in-first out) or market. We evaluate our inventory for potential excess and obsolete inventories based on forecasted demands and record a provision for such amounts as necessary. We recorded a provision of $26,452, $0, and $2,710 in 2004, 2005 and 2006, respectively.

Stock-Based Compensation

General

Statement of Financial Accounting Standards No. 123(R), or SFAS 123(R), Share-Based Payment, addresses accounting for stock-based compensation arrangements, including stock options and shares issued to directors, officers and employees under various stock-based compensation arrangements. This statement requires that companies use the fair value method, rather than the intrinsic-value method, to determine compensation expense for all stock-based arrangements. Under the fair value method, stock-based compensation expense is determined at the measurement date, which is generally the date of grant, as the aggregate amount by which the estimated future value of the equity security at the expected date of acquisition as computed under a stock valuation model exceeds the exercise price to be paid. The resulting compensation expense, if any, is recognized for financial reporting over the term of vesting or performance. This statement was first effective for us on January 1, 2006. As permitted, we have elected to use the prospective application as our transition method, under which SFAS 123(R) applies to all prospective stock option and share grants of stock-based compensation awards and to grants prior to January 1, 2006 that have been modified subsequently.

For all periods prior to January 1, 2006, we accounted for stock-based compensation arrangements with directors, officers and employees utilizing the intrinsic-value method and provided pro forma disclosure applying the fair value recognition provisions of SFAS 123 to stock-based awards using the minimum value method.

Stock-based compensation arrangements with non-employees are accounted for utilizing the fair value method or, if a more reliable measurement, the value of the services or consideration received. The resulting compensation expense, if any, is recognized for financial reporting over the term of performance or vesting.

Description of 2000 Omnibus Stock Plan

On March 29, 2000, our stockholders and board of directors approved the 2000 Omnibus Stock Plan, as amended, or 2000 Stock Plan, under which 5,938,000 shares of our common stock was reserved for issuance to directors, officers, employees, and consultants. Options granted under the 2000 Stock Plan may be incentive stock options, nonqualified stock options and/or restricted stock. The 2000 Stock Plan provides that the exercise price of incentive stock options must be at least equal to the market value of our common stock at the date such option is granted. For incentive stock option grants to an employee who owns more than 10% of the outstanding shares of our common stock, the exercise price on the incentive stock option must be 110% of market value at the time of grant. Granted options expire in ten years or less from the date of grant and vest based on the terms of the awards, generally ratably over four years.

There has not been a public market for our common stock. Accordingly, the board of directors has determined the market value of the common stock at the date of grant by considering a number of relevant factors including our operating and financial performance and corporate milestones achieved, the prices at which shares of convertible preferred stock in arm’s length transactions were sold, the composition of and changes to the management team, the superior rights and preferences of securities senior to the common stock at the time of each grant and the likelihood of achieving a liquidity event for the shares of common stock underlying stock options.

Determination of Fair Value of Common Stock

We had the following option grants during the twelve month period ended September 30, 2007:

Date of Award	Options granted	Exercise option price per share		Fair Value of common stock	Fair value option
August 2007	915,900	$3.82	(1)	$3.82	$2.32
July 2007	778,000	$3.42	(1)	$3.42	$2.09
March 2007 - April 2007	75,000	$1.85		$1.85	$1.08
January 2007 - February 2007	230,000	$0.77		$1.61	$1.19
November 2006	237,000	$0.77		$1.61	$1.19

(1)

We granted 778,000 common stock options with an exercise price of $2.44 per share in July 2007 and 915,900 common stock options with an exercise price of $3.25 per share in August 2007. At the time of the grants, the exercise price was determined by our board of directors with input from management based on the estimated fair value of our common stock. Subsequently, we had retrospective valuation reports prepared by Orchard Partners Inc. to support the fair value of the options granted and determined the fair value to be $3.42 for the options granted in July and $3.82 for the options granted in August. As a result of the valuation reports, the grants were modified to increase their respective exercise prices to the reported fair values.

We issued Series D preferred stock at $2.20 per share in December 2006 and April 2007.

At the time of these grants, the exercise price was determined by the board with input by management based on the various objective and subjective factors mentioned above as well as valuation reports when available. The intrinsic value per share is being recognized as compensation expense over the applicable vesting period (which corresponds to the service period).

We engaged Orchard Partners, Inc., an independent third party, to assist management in preparing retrospective valuation reports to support the fair value of options granted. We believe that the valuation methodologies used in the retrospective valuations are consistent with the Practice Aid of the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation.

In each retrospective valuation, a weighted average of the guideline public company method, the guideline transaction method and the discounted future cash flow method was used to estimate the enterprise value of the Company at the applicable valuation date. The guideline public company method and the guideline transaction method estimate the fair value of a company by applying to that company market multiples, in this case revenue and/or EBITDA multiples, of firms in similar lines of business. The companies used for comparison under the guideline public company method and guideline transaction method were selected based on a number of factors, including but not limited to, the similarity of their industry, business model, financial risk and other factors to those of the Company’s. The discounted future cash flow method involves applying appropriate risk-adjusted discount rates between 18 to 25% to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with this valuation were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates; if different discount rates or assumptions had been used, the valuation would have been different.

We allocated value to the common shareholders using the probability-weighted expected return method. Under the probability-weighted expected return method, the fair value of the common stock is estimated based upon an analysis of future values for us assuming various future outcomes, the timing of which is based on the plans of our board and management. Share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available as well as the rights of each share class.

Four scenarios were considered. Three of the scenarios assume a shareholder exit, either through an initial public offering, or IPO, a sale of the Company to a strategic acquirer, or dissolution of the company at or below liquidation preference. The fourth scenario assumes operations continue as a private company and no exit transaction occurs. For the IPO scenario, the estimated future and present values for our common stock were calculated using assumptions including; the expected pre-money valuation based on the guideline public company method discussed above; the expected dates of the future expected IPO; and an appropriate risk-adjusted discount rate. For the sale scenario, the estimated future and present values for our common stock were calculated using assumptions including: the expected dates of the future expected sale and an appropriate risk-adjusted discount rate. For the dissolution scenario, all of the proceeds are distributed to the preferred shareholders. No proceeds are available for distribution to the common shareholders, and the value of the common stock is zero. For the private company with no exit scenario, an equal weighting of the guideline public company method and the discounted cash flow method based on present day assumptions was used. Finally, the present value calculated for our common stock under each scenario was probability weighted based on management’s estimate of the relative occurrence of each scenario.

For our estimate of fair value as of March 31, 2007, we assumed a 25% probability of proceeding with an initial public offering and 35% probability of a private sale. After meeting with prospective underwriters, for our June 30, 2007 estimate, we increased the probability of the initial public offering to 60% and decreased the probability of a private sale to 30%. In August 2007, we increased the probability of an initial public offering to 70% and, decreased the probability of a private sale to 20%. In September 2007, we increased the probability of the initial public offering to 85% and decreased the probability of a sale to 10%.

Valuation of Stock Options

We have incorporated the fair values determined in the retrospective valuations into the Black-Scholes option pricing model when calculating the compensation expense to be recognized for the stock options granted in 2006 and 2007. The key assumptions used in the Black-Scholes option pricing model include:

•	the risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon bonds at the date of grant with maturity dates approximately equal to the expected life at the grant date;

•	the expected life of the options is based on evaluations of historical and expected future employee exercise behavior;

•

volatility is based on historic volatilities from traded shares of a selected publicly traded peer group, believed to be comparable after consideration of size, maturity, profitability, growth, risk and return on investment; and

•

dividend yield, reflecting the fact that we have not paid dividends in the past and our expectation of not paying any dividends in the foreseeable future. We utilize historical data to estimate pre-vesting forfeitures and recognizes stock-based compensation expense only for those awards that are expected to vest.

The fair value of each option grant was estimated on the date of grant utilizing the following assumptions:

	For the year ended December 31,
	2006	2007
Volatility	65%	65%-68%
Expected dividend yield	0%	0%
Expected life	5 years	5 years
Risk free interest rate	4.3%-4.9%	4.5%-5.6%
Forfeitures	27%	27%

For stock options granted in the year ended December 31, 2006 and the nine-month periods ended September 30, 2006 and 2007, we recognized stock-based compensation expense for the fair value of stock options granted in the amount of $9,292, $3,423, and $0.2 million, respectively. As of December 31, 2006, total unrecognized stock-based compensation expense related to the 2006 common stock option grants expected to be charged to operations over the next three and half years is estimated to approximate $0.2 million. As of September 30, 2007, the total of unrecognized stock-based compensation expense was estimated to approximate $3 million.

For stock options issued in 2005, we recognized a deferred stock compensation expense of $0.6 million for the intrinsic value of these options applying the fair value provided from a valuation report on February 28, 2006. For the year ended December 31, 2006 and the nine-month periods ended September 30, 2006 and 2007, we recognized stock-based compensation expense for these options in the amount of $94,033, $70,524 and $77,306, respectively. At December 31, 2006 and September 30, 2007, the total unrecognized stock-based compensation expense was approximately $0.2 million and $0.2 million, respectively.

Warrants to Purchase Series A Preferred Stock

We had warrants outstanding to Analog Devices, Inc. that allowed for the purchase of 3,571,000 shares of our Series A convertible preferred stock at $.10 per share, which was issued in 1999. We had presented this instrument outside of permanent stockholders’ deficit in accordance with ASR 268 at its carrying value of $1.6 million until June 30, 2005.

Effective July 1, 2005, we adopted FASB Staff Position No. 150-5, Issuer’s Accounting Under FASB No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable. This pronouncement required us to present this instrument as a liability and remeasure the fair market value of the instrument at each balance sheet date with the corresponding adjustment recorded through the statement of operations. Accordingly, as of July 1, 2005, we recorded a cumulative change in accounting charge in the amount of $2.7 million, representing the difference between the recorded value of the warrant and the fair value of the warrant.

In accordance with SFAS No. 150-5, we have re-measured the fair market value of the instrument at each balance sheet date with the corresponding adjustment recorded through the statement of operations. The change in the fair value of the warrant was determined using the Black Scholes option-pricing model, utilizing the following assumptions:

	As of June 30,	As of December 31,
	2005	2005	2006
Market value of underlying securities	$1.31	$1.35	$2.19
Exercise price	$0.10	$0.10	$0.10
Term	3.68 years	3.17 years	2.17 years
Volatility	70%	60%	60%
Risk free interest rate	3.69%	4.37%	4.81%

On December 22, 2006, we, at our discretion, repurchased from Analog Devices, Inc. the Series A convertible preferred stock warrant for approximately $7.5 million.

Income Taxes

Deferred tax assets and liabilities relate to temporary differences between the financial reporting bases and the tax bases of assets and liabilities, the carryforward tax losses and available tax credits. Such assets and liabilities are measured using tax rates and laws expected to be in effect at the time of their reversal or utilization. Valuation allowances are established, when necessary, to reduce the net deferred tax asset to an amount more likely than not to be realized. For interim reporting periods, we use the estimated annual effective tax rate except with respect to discrete items, whose impact is recognized in the interim period in which the discrete item occurred. See “—Description of Certain Line Items—Provision (Benefit) for Income Taxes.”

We reinvest any earnings of our Wuxi subsidiary in its operations. We have not provided for U.S. income taxes that could result from the distribution of such earnings to us. If these earnings were ultimately distributed to the U.S. in the form of dividends or otherwise, or if the shares of the Wuxi subsidiary were sold or transferred, we would be subject to additional U.S. income taxes, net of impact of any available foreign tax credits. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

On January 1, 2007, we adopted FIN 48. At the adoption date, we had no unrecognized tax affected benefits and determined the impact of FIN 48 was not material to our consolidated financial statements.

Short-term Investments

Short-term investments are carried at fair value, with the unrealized gains and losses, if any, net of tax, reported in other comprehensive income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as short-term investments are included in interest and dividend income. On a quarterly basis, we review the valuation of short-term investments and recognize an impairment loss where the decline in value is deemed to be other than a temporary decline.

Results of Operations

The following tables set forth a summary of our consolidated statements of operations for the periods by amount and as a percentage of our total net sales. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,						For the nine months ended September 30,
	2004		2005		2006		2006		2007
	Amount	% of net sales	Amount	% of net sales	Amount	% of net sales	Amount	% of net sales	Amount	% of net sales
							(unaudited)
	(in thousands, except percentages)
Net sales	$6,895	100.0%	$9,053	100.0%	$13,118	100.0%	$9,169	100.0%	$18,769	100.0%
Cost of goods sold	1,998	29.0	2,891	31.9	4,332	33.0	3,079	33.6	6,449	34.4

Gross profit and gross margin	4,897	71.0	6,162	68.1	8,786	67.0	6,090	66.4	12,320	65.6

Operating expenses:
Research and development	400	5.8	1,004	11.1	1,874	14.3	1,281	14.0	2,411	12.8
Sales and marketing	1,194	17.3	1,466	16.2	1,705	13.0	1,195	13.0	2,100	11.2
General and administrative	1,686	24.5	2,004	22.1	2,544	19.4	1,727	18.8	2,641	14.1

Total operating expenses	3,280	47.6	4,474	49.4	6,123	46.7	4,203	45.8	7,152	38.1

Operating income	1,617	23.4	1,688	18.7	2,663	20.3	1,887	20.6	5,168	27.5

Other income (expense):
Change in value of warrant to purchase Series A redeemable convertible preferred stock	—	—	(143)	(1.6)	(2,992)	(22.8)	(1,928)	(21.0)	—	—
Interest and dividend income	108	1.6	202	2.2	485	3.7	332	3.6	484	2.5
Interest expense	(49)	(0.7)	(20)	(0.2)	—	—	—	—	(23)	(0.1)
Other, net	(19)	(0.3)	37	0.4	39	0.3	17	0.2	32	0.2

Total other income (expense)	40	0.6	76	0.8	(2,468)	(18.8)	(1,579)	(17.2)	493	2.6

Income (loss) before income taxes and accounting change	1,657	24.0	1,764	19.5	195	1.5	308	3.4	5,661	30.1
Provision (benefit) for income taxes	29	0.4	(1,005)	(11.1)	(303)	(2.3)	(498)	(5.4)	958	5.1

Income before cumulative effect of accounting change	1,628	23.6	2,769	30.6	498	3.8	806	8.8	4,703	25.0
Cumulative effect on periods prior to July 1, 2005 of change in the valuation of the warrant to purchase Series A convertible preferred stock	—	—	(2,714)	(30.0)	—	—	—	—	—	—

Net income	$1,628	23.6%	$55	0.6%	$498	3.8%	$806	8.8%	$4,703	25.0%

Net income (loss) available to common stockholders:
Basic	$30	0.4%	$(1,480)	(16.4)%	$(1,378)	(10.5)%	$(306)	(3.3)%	$506	2.7%

Diluted	$30	0.4%	$(1,480)	(16.4)%	$(1,378)	(10.5)%	$(306)	(3.3)%	$578	3.1%

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Net sales.    Our net sales increased by 104.7% to $18.8 million for the nine months ended September 30, 2007 from $9.2 million for the same period in 2006. This increase was due to a 163.1% increase in the number of units sold primarily for mobile phone applications and, to a lesser extent, automotive applications, in particular rollover applications. In addition, a portion of the increase in net sales was related to the amendment of the distributor agreement with WPI on August 30, 2007. Commencing September 1, 2007, we recognized revenue based on actual shipments to WPI. For all shipments to WPI made prior to August 30, 2007, we continued to recognize our revenue upon WPI’s shipments to the end customer. At September 30, 2007, all such shipments have been sold to end customers and therefore there was no remaining deferred revenue at that date. The increase in our net sales relative to the same period in 2006 was partially offset by a 27.3% decline in the average selling prices of our products.

The increase in the number of units sold for mobile phone applications was primarily attributable to sales to our largest end customer, which accounted for $9.3 million in net sales for the nine months ended September 30, 2007, compared to $3.0 million in net sales for the nine months ended September 30, 2006. The increase in the number of units sold for automotive applications was also attributable to sales to one of our largest customers, which accounted for $3.7 million in net sales for the nine months ended September 30, 2007, compared to $2.0 million in net sales for the nine months ended September 30, 2006.

Cost of goods sold.    Our cost of goods sold increased by 109.4% to $6.4 million for the nine months ended September 30, 2007 from $3.1 million for the same period in 2006. This increase was primarily due to the increase in our net sales driven by the increase in the quantity of products sold which was partially offset by a decrease in wafer unit cost and higher production yields resulting from improvements in manufacturing processes.

Gross profit and gross margin.    Our gross profit increased by 102.3% to $12.3 million for the nine months ended September 30, 2007 from $6.1 million for the same period in 2006. Gross margin for the nine months ended September 30, 2007 and September 30, 2006 was 65.6% and 66.4% respectively. The decrease in gross margin was primarily due to (i) the increase in our percentage of sales of products for mobile phone applications which have relatively lower gross margins as compared to our other products; and (ii) the general decline in average selling prices of our products. We expect pressure on our gross margin to continue for the foreseeable future. See “—Description of Certain Line Items—Gross Profit and Gross Margin”.

Operating expenses.    Our overall operating expense increased by 70.2% to $7.2 million for the nine months ended September 30, 2007 from $4.2 million for the same period in 2006.

Research and development.    Our research and development expenses increased by 88.3%, to $2.4 million for the nine months ended September 30, 2007 from $1.3 million for the same period in 2006. This increase was primarily due to (i) an increase of 12 employees in research and development in China and funding for their research and development activities in anticipation of the opening of our new research and development institute in the second quarter of 2007; (ii) the hiring of two employees in research and development, including our Vice President of Engineering in the U.S.; and (iii) an increase of $0.5 million in new product design and application costs and consulting fees paid for third-party design services. Research and development expenses, as a percentage of total net sales, were 14.0% and 12.8% for the nine months ended September 30, 2006 and 2007.

Sales and marketing.    Our sales and marketing expenses increased by 75.8% to $2.1 million for the nine months ended September 30, 2007 from $1.2 million for the same period in 2006. This increase was primarily due to (i) an increase of $0.4 million in consulting expenses for sales consulting services in Japan and media content development consulting services; (ii) an increase of $0.3 million in the salaries and wages primarily due to the establishment of three new sales offices in Shenzhen, Shanghai and Taipei to meet the increasing demand for our products in the greater China region; and (iii) an increase of $0.2 million in travel and other miscellaneous expenses related to increased visits to clients as part of our efforts to enhance our customer relationships. Sales and marketing expenses, as a percentage of total net sales, decreased to 11.2% for the nine months ended September 30, 2007 from 13.0% for the nine months ended September 30, 2006.

General and administrative.    Our general and administrative expenses increased by 52.9% to $2.6 million for the nine months ended September 30, 2007 from $1.7 million for the same period in 2006. This increase was primarily due to (i) an increase of $0.4 million in professional services expenses, including audit and legal services; (ii) an increase of $0.2 million in salaries and wages as a result of 7 additional administrative employees hired in response to the overall expansion of our business; and (iii) an increase of $0.2 million in compensation expenses related to employee stock options. General and administrative expenses, as a percentage of total net sales, decreased to 14.1% for the nine months ended September 30, 2007 from 18.8% for the nine months ended September 30, 2006.

Income from operations.    As a result of factors mentioned above, we recorded income from operations of $5.2 million for the nine months ended September 30, 2007, compared to $1.9 million for the same period in 2006.

Other income, net.    Our other income, net, increased by 131.2% to $0.5 million for the nine months ended September 30, 2007 from an expense of $1.6 million for the same period in 2006. The increase was primarily due to the change in value of Series A preferred stock warrants that resulted in a charge of $1.9 million in the first nine months of 2006 and an increase in interest and dividend income of $0.1 million, which is the result of a combination of an increase in the average balance of interest-earning cash and cash equivalents and an increase in interest rates. We did not incur a charge from a change in the value of Series A preferred stock warrants for the nine months ended September 30, 2007 because such warrants were repurchased by us in December 2006.

Provision (benefit) for income taxes.    Our income tax provision for the nine months ended September 30, 2007 was $1.0 million, compared to an income tax benefit of $0.5 million for the same period in 2006. Our tax provision for the nine months ended September 30, 2007 reflected principally the U.S. statutory federal and state income taxes of $2.1 million offset by the income tax benefit of $1.1 million related to income of our Wuxi subsidiary not taxed in China due to its tax holidays. Our tax holidays are expected to end in 2009. Our tax benefit for the nine months ended September 30, 2006 was due to the reversal of the remaining valuation allowance of our deferred tax assets of $1.1 million offset by permanent differences related principally to the non-tax deductible expense associated with the revaluation of the warrant to purchase Series A convertible preferred stock.

Net income.    We recorded net income of $4.7 million for the nine months ended September 30, 2007, compared to a net income of $0.8 million for the same period in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Sales.    Our net sales increased by 44.9% to $13.1 million in 2006 from $9.1 million in 2005. This increase was due to an increase of 78.5% in the number of units sold primarily for mobile phone applications and to a lesser extent, automotive applications, particularly rollover application. The increase was partially offset by a 18.8% decline in the average selling prices of our products.

The increase in the number of units sold for mobile phone applications was primarily attributable to sales to our largest end customer, which accounted for $6.3 million in net sales in 2006, compared to $0.7 million in net sales in 2005. The increase in the number of units sold for automotive applications was also attributable to sales to one of our largest customers, which accounted for $2.1 million in net sales in 2006, compared to $0.5 million in net sales in 2005. Our net sales were partially offset by the loss of one of our largest customers, which purchased our products for consumer GPS applications and ceased manufacturing of a line of products containing our parts.

Cost of goods sold.    Our cost of goods sold increased by 49.8% to $4.3 million in 2006 from $2.9 million in 2005. This increase was primarily due to the increase in our net sales driven by the increase in the quantity of products sold which was partially offset by a decrease in wafer unit cost and higher production yields resulting from improvements in manufacturing processes.

Gross profit and gross margin.    Our gross profit increased by 42.6% to $8.8 million in 2006 from $6.2 million in 2005. Our gross margin decreased slightly to 67.0% in 2006 from 68.1% in 2005 primarily due to the continuing decline in the average selling prices of our products, particularly as a result of the increase in our percentage of sales of products for mobile phone applications which have relatively lower gross margins as compared to other products, partially offset by (i) a general decline in wafer prices in the market; and (ii) higher production yields resulting from improvements in manufacturing processes. Pressure on our gross margin continued in 2007 and is expected to continue for the foreseeable future. See “—Description of Certain Line Items—Gross Profit and Gross Margin”.

Operating expenses.    Our overall operating expense increased by 36.9% to $6.1 million in 2006 from $4.5 million in 2005.

Research and development.    Our research and development expenses increased by 86.7%, to $1.9 million in 2006 from $1.0 million in 2005. This increase is primarily due to (i) an increase of $0.6 million in wages and salaries as a result of an increase in our head count for engineers and other research and development employees in both China and the U.S. from 43 in 2005 to 60 in 2006; (ii) an increase of $0.2 million in payment for consulting services due for third-party design services; and (iii) an increase of $0.1 million in research costs relating to the development of new products. Research and development expenses, as a percentage of total net sales, increased to 14.3% for the year ended December 31, 2006 from 11.1% for the year ended December 31, 2005.

Sales and marketing.    Our sales and marketing expenses increased by 16.3% to $1.7 million in 2006 from $1.5 million in 2005. The increase was primarily due to (i) an increase of $0.2 million in wages and salaries due to an increase in commissions in line with the increase in our net sales, and an increase in the number of sales and marketing employees from 11 in 2005 to 19 in 2006; and (ii) an increase of $86,000 consulting fees for third-party sales consulting and sales-related software application services. Sales and marketing expenses, as a percentage of total net sales, decreased to 13.0% for the year ended December 31, 2006 from 16.2% for the year ended December 31, 2005.

General and administrative.    Our general and administrative expenses increased by 27.0% to $2.5 million in 2006 from $2.0 million in 2005. This increase was primarily due to (i) an increase of $0.3 million in wages and salaries as a result of an increase in the number of administrative employees from 14 in 2005 to 18 in 2006 in response to the overall expansion of our business; and (ii) an increase of $50,000 in travel and entertainment expenses. General and administrative expenses, as a percentage of total net sales, decreased to 19.4% for the year ended December 31, 2006 from 22.1% for the year ended December 31, 2005.

Operating income.    As a result of factors mentioned above, we recognized operating income of $2.7 million in 2006, compared to $1.7 million in 2005.

Other income.    Our other income was an expense of $2.5 million in 2006 compared to an income of $75,955 in 2005. The expense in 2006 was primarily due to the change in value of Series A preferred stock warrants for $3.0 million. See “— Critical Accounting Policies — Warrants to Purchase Preferred Stock.”

Provision (benefit) for income taxes. Our income tax benefit was $0.3 million in 2006 compared to an income tax benefit of $1.0 million in 2005. The tax benefit in 2006 was due principally to the reversal of approximately $1.1 million of the valuation allowance related to the realization of deferred tax assets based on projected 2007 taxable income and the tax benefit of approximately $0.5 million due to the utilization of net operating loss carryforwards in China not previously benefited. Our Wuxi subsidiary is not subject to income taxes until its tax holiday expires, which is expected to be in 2009. The resultant tax benefits were partially offset by approximately $1.0 million non-tax deductible expense related to the revaluation of the warrant to purchase Series A convertible preferred stock. The tax benefit in 2005 was primarily due to the reversal of approximately $1.1 million of valuation allowance related to the expected realization of deferred tax assets based on projected 2006 taxable income.

Net income.    We reported net income of $0.5 million in 2006, compared to $55,494 in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net sales.    Our net sales increased by 31.3% to $9.1 million in 2005 from $6.9 million in 2004. This increase was primarily due to an increase in units of products for GPS application. The increase was partially offset by the continuing decline in the average selling prices of our products.

Cost of goods sold.    Our cost of goods sold increased by 44.7% to $2.9 million in 2005 from $2.0 million in 2004. This increase was primarily due to the growth in our sales driven by the increase in the quantity of products sold which was partially offset by a decrease in wafer unit, labor and processing cost.

Gross profit and gross margin.    Our gross profit increased by 25.8% to $6.2 million in 2005 from $4.9 million in 2004. Gross margin decreased to 68.1% in 2005 from 71.0% in 2004, primarily due to the continuing decline in the average selling prices of our products, partially offset by (i) a general decline in wafer prices in the market; and (ii) higher production yields resulting from improvements in manufacturing processes, the effect of which was partially offset by the general decline in average selling prices of our products and the increase in our percentage of sales of products for mobile phone applications that have relatively lower gross margins as compared to other products.

Operating expenses.    Our overall operating expense increased by 36.4% to $4.5 million in 2005 from $3.3 million in 2004.

Research and development.    Our research and development expenses increased by 150.1%, to $1.0 million in 2005 from $0.4 million in 2004. This increase was primarily due to increases in (i) funding for our research and development activities; (ii) new product rollouts; and (iii) the number of engineers and other research and development employees in both China and the U.S. research and development expenses, as a percentage of total net sales, increased to 11.1% for the year ended December 31, 2005 from 5.8% for the year ended December 31, 2004.

Sales and marketing.    Our sales and marketing expenses increased by 22.8% to $1.5 million in 2005 from $1.2 million in 2004. The increase was primarily due to an increase in commissions in line with the increase in our net sales, and an increase in the number of sales and marketing employees and an increase in commissions to third-party sales representatives due to an increase in sales. Sales and marketing expenses, as a percentage of total net sales, decreased to 16.2% for the year ended December 31, 2005 from 17.3% for the year ended December 31, 2004.

General and administrative.    Our general and administrative expenses increased by 18.9% to $2.0 million in 2005 from $1.7 million in 2004. This increase was primarily due to (i) an increase in wages and salaries due to an increase in the number of administrative employees in response to the overall expansion of our business; (ii) an increase in depreciation and amortization expenses resulting from purchases of new non-manufacturing equipment; and (iii) an increase in compensation expense due to the intrinsic value of the options granted to employees. General and administrative expenses, as a percentage of total net sales, decreased to 22.1% for the year ended December 31, 2005 from 24.4% for the year ended December 31, 2004.

Operating income.    As a result of factors mentioned above, we recognized operating income of $1.7 million in 2005, as compared to $1.6 million in 2004.

Other income.    Our other income increased to $75,955 in 2005 from $40,346 in 2004. The increase was primarily due to an increase in interest income of $94,564 as a result of (i) an increase in the average balance of interest-earning cash equivalents; (ii) the purchase of certain short-term investments which bore higher interest rates than cash equivalents; and (iii) a general increase in market interest rates.

Provision (benefit) for income taxes.    We recorded a provision for income taxes of $29,000 in 2004 compared to an income tax benefit of $1.0 million in 2005. The income tax provision in 2004 was principally U.S. federal alternative minimum tax. This provision was less than the U.S. statutory federal and state income tax rate due to the utilization of net operating loss carryforwards that were previously not benefited. The income tax benefit in 2005 was primarily due to the reversal of approximately $1.1 million of valuation allowance related to the expected realization of deferred tax assets based on projected 2006 taxable income.

Cumulative effect on periods prior to July 1, 2005 of change in valuation of the Series A preferred stock warrant.    As of July 1, 2005, we recognized a charge to operations in the amount of $2.7 million, representing the difference between the $1.6 million in recognized redemption value of the Series A preferred stock warrant and the $4.3 million in fair value of such warrant at that date.

Net income.    As a result of factors mentioned above, we reported net income of $55,494 in 2005, as compared to $1.6 million in 2004.

Quarterly Results of Operations

The following tables present our unaudited quarterly results of operations for the nine most recent quarters. You should read the table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to fairly present results of operation for the quarters presented. Results of operation for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three months ended
	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	March 31, 2007	June 30, 2007	Sept. 30, 2007
	(in thousands)

Net Sales	$3,196	$2,336	$2,125	$3,086	$3,958	$3,949	$4,316	$5,125	$9,328
Cost of goods sold	936	973	735	1,084	1,261	1,252	1,394	1,775	3,280

Gross profit	2,260	1,363	1,390	2,002	2,697	2,697	2,922	3,350	6,048
Gross margin	70.7%	58.3%	65.4%	50.6%	75.0%	68.3%	67.7%	65.4%	64.8%
Operating expenses:
Research and development	269	445	346	449	485	594	683	759	969
Sales and marketing	397	386	440	356	398	511	569	688	843
General and administrative	483	629	511	590	626	817	648	898	1,095

Total operating expenses	1,149	1,460	1,297	1,395	1,509	1,922	1,900	2,345	2,907

Operating income (loss)	1,111	(97)	93	607	1,188	775	1,022	1,005	3,141
Other interest income (expense), net	25	(1)	(215)	(711)	(653)	(889)	149	179	165

Income (loss) before income taxes and cumulative effect of accounting change	1,136	(98)	(122)	(104)	535	(114)	1,171	1,184	3,306
Provision (benefit) for income taxes	2	(1,012)	(67)	(749)	318	195	392	38	528

Income (loss) before cumulative effect of accounting change	1,134	914	(55)	645	217	(309)	779	1,146	2,778
Cumulative effect on periods prior to July 1, 2005 of change in valuation of the warrant to purchase Series A convertible preferred stock, net of zero income taxes	(2,714)	—	—	—	—	—	—	—	—

Net income (loss)	$(1,580)	$914	$(55)	$645	$217	$(309)	$779	$1,146	$2,778

Our revenue and operating results are difficult to predict and have fluctuated in the past from quarter to quarter. Historically, our net sales derived from the first quarter, as a percentage of net sales during the year, has been lower than net sales in other quarters during the year. We believe that this has been affected by the Chinese New Year holiday, which generally takes place in January or February, when business activities in China generally slow down. Our third and fourth quarters are generally our strongest. We believe that this trend will continue as we continue to derive a significant portion of our revenue from OEM and ODM customers in China. However, because of our limited operating history, such seasonal trend may not apply to, or be indicative of, our future operating results.

Liquidity and Capital Resources

Since our inception, proceeds from private sales of our equity interests to investors have been critical to funding our operations and meeting our capital expenditure requirements. Since 1999, we have raised approximately $33.2 million in gross financing proceeds, excluding net proceeds expected from this offering, from the issuance and sale of convertible preferred stock. Substantially all of the funds received from our sale of Series D cumulative convertible preferred stock, approximately $8 million, were used in December 2006 to repurchase the warrants as well as some of the shares of our Series A convertible preferred stock issued to Analog Devices. Other than proceeds from this sale, the proceeds from all of these issuances have generally been used for general business purposes. Shares of our convertible preferred stock are convertible at the option of the holder into common stock at any time, subject to adjustment as a result of changes in our capitalization such as a stock split. All outstanding preferred stock will automatically be converted into common stock in the event of a public offering of common stock at a price per share above a certain minimum set forth in our amended and restated certificate of incorporation with gross proceeds of at least $30 million. Assuming this offering meets such minimum gross proceeds requirement, automatic conversion will take place upon the consummation of this offering.

We outsource certain steps of the manufacturing process to third parties while conducting the remaining steps in-house. As a result, our principal uses of cash historically have consisted of both payments to our suppliers for the costs related to the outsourcing of wafer fabrication and outsourced processing fees paid to and materials purchased from third parties, as well as payments for our manufacturing overhead and equipment purchases. Other significant cash outlays primarily consist of salaries, wages and commissions for our non-manufacturing related employees. As of September 30, 2007, our principal sources of liquidity consisted of cash, cash equivalents and short-term investments of $13.0 million.

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including working capital requirements and capital expenditures for at least the next twelve months. Our future cash requirements will depend on many factors, including our operating income, the timing of our new product introductions, the costs to maintaining adequate manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions and future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would be dilutive to our shareholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing, our business, operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,			For the nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Net cash provided by operating activities	$35	$2,366	$4,063	$2,177	$2,020
Net cash used in investing activities	(1,634)	(6,540)	(1,787)	(1,411)	(4,121)
Net cash provided by (used in) financing activities	8,583	(1,158)	345	19	373
Effect of exchange rate changes on cash and cash equivalents	2	54	60	39	51
Net increase (decrease) in cash and cash equivalents	$6,986	$(5,278)	$2,681	$824	$(1,677)

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2007 was $2.0 million, which was derived from a net income of $4.7 million adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in balances of operating assets and liabilities. The adjustments relating to non-cash items, a net of $1.7 million, were primarily due to depreciation and amortization expense of $0.7 million, stock based compensation expense of $0.4 million, and deferred income tax of $0.5 million. The adjustments relating to changes in balances of operating assets and liabilities, a net of $4.4 million, primarily comprised of $1.5 million increase in accounts payable and accrued expenses; $1.1 million decrease in deferred revenue, due to the amendment of WPI’s distributor agreement; $2.2 million increase in account receivables, primarily due to an increase in sales; $1.9 million increase in inventories, primarily due to an increase in sales forecast; and $0.6 million increase in other assets, primarily due to an increase in approved export tax receivables.

Net cash provided by operating activities in 2006 was $4.1 million, which was derived from a net income of $0.5 million adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in balances of operating assets and liabilities. The adjustments relating to non-cash items, a net of $3.6 million, primarily comprised of an increase for a valuation adjustment of warrant to purchase Series A redeemable convertible preferred stock of $3.0 million, depreciation and amortization expense of $0.7 million, stock-based compensation expense of $0.2 million and the forgiveness of stockholder loan to Dr. Zhao of $50,000. The adjustments relating to changes in balances of operating assets and liabilities, a net of $20,173, primarily comprised of $1.5 million increase in accounts payable and accrued expenses, primarily due to an increase in material purchases and compensation expense accrual; $1.1 million increase in deferred revenue due to deferral of sales to WPI; $1.6 million increase in account receivables, primarily due to an increase in sales; $0.9 million increase in inventories, primarily due to an increase in sales forecast; and $0.1 million increase in other assets, primarily due to intellectual property related costs paid during 2006.

Net cash provided by operating activities in 2005 was $2.4 million, which was derived from a net income of $55,494 adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in balances of operating assets and liabilities. The adjustments relating to non-cash items, a net of $2.6 million, primarily comprised of an income tax benefit of $1.0 million, depreciation and amortization expense of $0.6 million, amortization of deferred compensation of $77,274, forgiveness of stockholder loan to Dr. Zhao of $50,000, a valuation adjustment for the warrant to purchase Series A redeemable convertible preferred stock of $0.1 million and a cumulative adjustment for the warrant to purchase Series A convertible preferred stock of $2.7 million. The adjustments relating to changes in balances of operating assets and liabilities, a net of $0.3 million, primarily comprised of a decrease of $0.6 million in accounts payable and accrued expenses, primarily due to payment for material purchases from 2004; $0.5 million increase in account receivables, primarily due to an increase in sales; $0.6 million decrease in inventories, primarily due to a reduction in overstocked inventory from 2004; and $0.2 million decrease in other assets, primarily due to the write-off of the deposit to our packaging subcontractor.

Net cash provided by operating activities in 2004 was $34,792, which was derived from a net income of $1.6 million adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in balances of operating assets and liabilities. The adjustments relating to non-cash items, a net of $0.4 million, primarily comprised of a depreciation and amortization expense of $0.4 million, amortization of deferred compensation of $10,560 and the forgiveness of stockholder loan to Dr. Zhao of $50,000. The adjustments relating to changes in balances of operating assets and liabilities, a net of $2.0 million, primarily comprised of a $0.9 million increase in accounts payable and accrued expenses, primarily due to purchases of production material; $0.4 million increase in account receivables, primarily due to an increase in sales; $2.3 million increase in inventories, primarily due to an increase in sales forecast, and $0.2 million increase in other current assets, primarily due to an increase in refundable export taxes.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2007 was $4.1 million, primarily due to (i) the purchase of property and equipment for expanding our manufacturing capacity, and (ii) the purchase of short-term investments.

Net cash used in investing activities in 2006 was $1.8 million, primarily due to (i) purchase of short-term available-for-sale investments; and (ii) capital expenditures for our expanding our manufacturing capacity.

Net cash used in investing activities in 2005 was $6.5 million, primarily due to (i) purchase of short-term investments; and (ii) capital expenditures for our new Wuxi facility. This amount was partially offset by the proceeds from the sales of some of our short-term investments. This amount was partially offset by the proceeds from the sales of some of our short-term investments.

Net cash used in investing activities in 2004 was $1.6 million, primarily due to our capital expenditures for our new Wuxi facility.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2007 was $0.4 million, primarily due to $0.6 million in net proceeds from issuance of our Series D convertible preferred stock and $0.9 million received from borrowings on our line of credit.

Net cash provided by financing activities in 2006 was $0.3 million, primarily due to $8.3 million in net proceeds from issuance of our Series D convertible preferred stock, of which $8.0 million was used to repurchase Analog Devices’ warrant and a portion of its Series A preferred stock.

Net cash used in financing activities in 2005 was $1.2 million, which represented the repayment of borrowings under a bank loan.

Net cash provided by financing activities in 2004 was $8.6 million, primarily due to $8.3 million in net proceeds received from the sale of our Series C convertible preferred stock and $0.2 million of proceeds received from a bank loan.

Capital Expenditures

We are expanding our current manufacturing facility. Upon completion, the current facility is expected to have an additional 600 square meters of production area. Expansion on our current facility began in the fourth quarter of 2006, and is expected to be completed by the end of 2007. We expect that the total capital expenditure for this expansion project will be approximately $7 million, of which $4 million will be financed by bank credit facilities, with the remainder paid through our cash flow from operations and resources on hand. To date, we have expended $4.0 million on this project.

In addition, we are preparing for the construction of two new buildings adjacent to our current facility. Upon completion, the new facility is expected to comprise 20,800 square meters, consisting of 8,700 square meters for a new research and development institute, and 12,100 square meters for new manufacturing facilities. Construction of our new facility will begin in the fourth quarter of 2007 and is expected to be completed in two phases. Phase one of our new facility is expected to be completed in the first quarter of 2008 and will house our new research and development institute and operations and management offices. Total costs of phase one, including construction and machinery, are estimated to be approximately $6 million. Phase two of our new facility is expected to be completed within three years in a number of phases. Upon completion of phase two, we expect to have in place manufacturing capacity to meet our future production requirements for both accelerometer products and non-accelerometer products. Total costs of phase two, including construction and machinery, are estimated to be $30 million. We intend to finance substantially all of our new facility with a portion of the net proceeds of this offering.

Our capital expenditures amounted to $1.7 million, $0.4 million, $0.8 million and $3.7 million in 2004, 2005, 2006 and for the nine months ended September 30, 2007, respectively. We estimate our capital expenditures for the remaining three months in 2007 to be approximately $2.0 million, which will primarily relate to the expansion of our current facility as well as the construction of phase one of our new facility in Wuxi.

See “Business—Facilities”.

Off-balance Sheet Arrangements

We do not have special purpose entities, and other than operating leases for office leases, described below, we do not engage in off-balance sheet financing arrangements.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2007.

Contractual obligation	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitments	$864,600	$26,700	$443,200	$394,700	$—
Note payable	1,000,000	1,000,000	—	—	—
Non-cancellable purchase orders	752,400	752,400	—	—	—

	$2,617,000	$1,779,100	$443,200	$394,700	$—

Operating lease commitments represent the leases we entered into for our headquarters, sales offices and certain equipment. Note payable represents a one-year bank loan our Wuxi subsidiary borrowed in July 2007. Non-cancellable purchase orders represent those we placed with TSMC, our principal supplier of wafer purchases required in our manufacturing process.

In addition, we are under contractual obligation to make royalty payments to Simon Fraser University on a license relating to our core thermal accelerometer technology. These royalty payments are calculated as a percentage of net sales subject to a maximum of $100,000 per year.

Qualitative and Quantitative Disclosure about Market Risk

Interest rate risk.    Currently, our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in deposits as well as short-term securities. We have not historically used and do not expect to use in the future any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

At September 30, 2007, we had an interest bearing note payable. We believe we have effectively managed the interest rate risk by entering into a fixed rate loan.

Foreign exchange risk.    The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Although all of our revenue and a significant portion of our payments are denominated in U.S. dollars, a large portion of our payments are denominated in RMB. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159. The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 159 will be effective for us on January 1, 2008. We are evaluating the impact that the adoption of SFAS 159 may have on our future financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will be required to adopt SFAS 157 in the first quarter of fiscal year of 2008. We are currently evaluating the requirements of SFAS 157 and had not yet determined the impact on its financial statements.

BUSINESS

Overview

We provide advanced semiconductor sensor and system solutions based on integrated MEMS technology and mixed signal circuit design. Our accelerometer products are used to measure tilt, shock, vibration and acceleration, and have a wide range of applications such as mobile phones, automotive safety systems and video projectors. We combine proprietary thermal-based MEMS technology and advanced analog mixed signal processing circuitry design into a single chip using a standard CMOS process. This approach allows us to provide sensor solutions at a lower cost, with higher performance and greater functionality than our competitors. This standardized process enables us to easily integrate additional functions or create new sensors for MEMS applications beyond accelerometers and expand into the magnetic, touch and flow sensor markets. In addition, our technology platform allows us to easily integrate additional functions or create new sensors to expand into magnetic, touch and flow sensors and related applications.

Any product that requires the control or measurement of motion is a potential application for accelerometers. For example, in mobile phones, accelerometers enable a variety of value-added functions such as image orientation, gaming control and text scrolling. In automotive applications, accelerometers are being deployed in airbag, electronic stability control, rollover protection, and navigation systems. In consumer applications, accelerometers are used in global positioning systems, video gaming systems and interactive toys. Industrial and medical applications include inclination sensing, earthquake detection and cardiac pacemakers.

We have shipped more than 25 million units from 2004 through September 30, 2007. Our products have been used by leading international and China-based manufacturers. We are a pioneer in providing accelerometers to China’s fast-growing mobile phone market and are among the leading providers of accelerometers for image projectors, supplying to several Japanese OEMs. Our largest automotive customer is Autoliv Inc., a leading European automotive safety systems supplier.

We manufacture our products utilizing a “semi-fabless” model by outsourcing the production of CMOS wafers and completing the post-CMOS MEMS process in-house. By outsourcing the standard CMOS manufacturing process, we are able to capitalize on a mature semiconductor infrastructure and standard wafer fabrication processes to more efficiently manage our capital resources. Moreover, we believe that retaining the key MEMS manufacturing process in-house enables us to protect and retain control over our key proprietary technology more effectively and to create a higher barrier to entry.

Founded in March 1999, we are headquartered in Andover, Massachusetts and have engineering and manufacturing facilities in Wuxi, Jiangsu Province, China. We conduct research and development at our facilities in Andover, Wuxi and Chicago, Illinois, which work closely with each other in our product and technology research and development activities. This enables us to access experienced and creative design talent in the United States, while benefiting from competitive engineering and manufacturing costs in China. In addition, our presence in China places us in close proximity to the supply chain for the rapidly growing Chinese markets for mobile phones and consumer electronics.

We have experienced significant growth since our products were first commercialized in 2001. In 2004, 2005 and 2006, and for the nine months ended September 30, 2007, our net sales totaled $6.9 million, $9.1 million, $13.1 million and $18.8 million, respectively. We have been profitable on an operating basis since 2004. In 2004, 2005 and 2006, and for the nine months ended September 30, 2007, our income from operations totaled $1.6 million, $1.7 million, $2.7 million and $5.2 million, respectively. During the same periods, our net income totaled $1.6 million, $55,494, $0.5 million and $4.7 million, respectively. Our net income in 2005 was affected by the cumulative effect of accounting change regarding the valuation of Series A preferred stock warrants of $2.7 million and the change in fair value of Series A preferred stock warrants of $0.1 million. Our net income in 2006 was affected by change in fair market value of Series A preferred stock warrants of $3.0 million. These warrants were repurchased by us in 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Certain Line Items—Other Income (Expense)”.

Industry Background

Analog and Mixed-signal Semiconductor Market

Semiconductor components are the building blocks of electronic systems. Analog semiconductors monitor, regulate or transform physical properties, including voltage, current, temperature, pressure, weight, light, sound or speed into electrical signals that have a continuous range of values. Electronic systems rely on analog semiconductors to provide the interface between digital semiconductors and the physical world. Mixed-signal semiconductors combine elements of both analog and digital semiconductors, but are generally classified as analog semiconductors because of their analog content. Analog and mixed-signal semiconductors are often used in applications and markets where users have unique requirements regarding performance specifications such as size, speed, accuracy and efficiency. As a result, the analog and mixed-signal semiconductor market is highly fragmented, providing smaller companies an opportunity to compete successfully against larger companies in certain market segments. According to “Semiconductor Forecast Worldwide: Forecast Database” published by Gartner Inc., an information technology research and advisory firm, on August 29, 2007, the market for analog semiconductors will grow from $16.4 billion in 2006 to $22.3 billion in 2011.

As digital semiconductors, such as microprocessors, graphics processors, digital signal processors and memory chips become more technologically advanced, the analog and mixed-signal semiconductors that interface with them must also operate with greater speed, accuracy and efficiency. These factors, coupled with growth in the consumer electronic market, are fostering growth in the analog and mixed-signal semiconductor market.

Worldwide MEMS Sensor Market

Sensors are a type of analog semiconductor that measures the strength or presence of a physical property such as voltage, current, temperature, pressure, weight, light, sound or speed. MEMS are microscopic structures integrated onto silicon that combine mechanical, optical or fluidic elements with electronics. These devices, when built into sensors, provide the direct measurement between the physical world variable and the electronic circuitry. In a typical sensor incorporating MEMS technology, the MEMS structure provides the active “sensing” function while the integrated analog circuitry provides the electrical interface. MEMS enable electronic systems of all kinds to be smaller, faster, more energy-efficient and less expensive.

MEMS sensors used for motion, direction and pressure sensing applications include accelerometers, which measure acceleration or gravitational forces, gyroscopes, used for sensing rotational motion, and pressure sensors, employed in pressure monitoring systems. MEMS sensors have been marketed for several decades, achieving high market penetration in the automotive market with use in airbag deployment systems. Through significant advances in MEMS design and manufacturing, MEMS sensors may increasingly be priced at an affordable price to enable mass-market adoption. Frost & Sullivan expects the MEMS sensor market will grow as functions and products enabled by MEMS sensor solutions achieve broader penetration in the mobile phone, consumer, automotive, aerospace, medical and industrial markets.

Frost & Sullivan, an independent market research firm, estimates that the MEMS sensor market will grow at a compound annual rate of 14.8% from $1.8 billion in 2006 to $4.2 billion in 2012. The following tables set forth the actual and estimated total MEMS sensor revenue by market segment and product type for the period indicated, according to Frost & Sullivan.

Total MEMS Sensor Revenue by Market Segment

	For the year ended December 31,
	2006	2007 (E)	2008 (E)	2009 (E)	2010 (E)	2011 (E)	2012 (E)	CAGR 2006 - 2012
	(in millions)

Mobile Phones	$44	$63	$88	$142	$261	$427	$651	56.6%
Consumer	112	138	172	206	250	307	370	22.0
Automotive	1,262	1,495	1,667	1,843	2,004	2,138	2,297	10.5
Industrial & others	394	443	498	559	639	732	841	13.5

Total MEMS Sensor Revenue	$1,812	$2,139	$2,425	$2,750	$3,154	$3,604	$4,159	14.8%

(E): Estimate

Source: Frost & Sullivan

Total MEMS Sensor Revenue by Product Type

	For the year ended December 31,
	2006	2007 (E)	2008 (E)	2009 (E)	2010 (E)	2011 (E)	2012 (E)	CAGR 2006 - 2012
	(in millions)

Accelerometers	$508	$564	$632	$703	$797	$931	$1,110	13.9%
Gyroscopes	469	542	621	722	886	1,064	1,275	18.2
Pressure sensors	836	1,034	1,172	1,325	1,470	1,610	1,773	13.4

Total MEMS Sensor Revenue	$1,813	$2,140	$2,425	$2,750	$3,153	$3,605	$4,158	14.8%

(E): Estimate

Source: Frost & Sullivan

The automotive market for MEMS sensor applications is well-established and is currently the largest segment in terms of sales. Automotive applications, particularly airbag deployment systems, provided the first high-volume application for MEMS sensors. Accelerometers, placed across various points of a vehicle, are used to calculate the rate of deceleration that occurs in the event of a collision and convert this information into an electric signal that triggers the deployment of an airbag. MEMS sensors have become essential in a variety of automotive applications for improving passenger safety and comfort. In addition to airbag deployment systems, MEMS sensors are also applied to rollover detection, electronic stability control, navigation, vehicle security and tire pressure monitoring systems. In rollover detection systems, accelerometers can measure the roll axis of a vehicle, and upon determining that a rollover is imminent, deploy passenger safety devices before the tire is lifted from the ground. Accelerometers are also used to sense under-steer or over-steer in electronic stability control, or ESC, systems which can then apply braking force to wheels and/or reduce excess engine power. Key factors contributing to the increasing use of MEMS sensors in the automotive market include the adoption of heightened safety standards in developing countries such as China and India, increased demand for electronic stability control and rollover safety systems, and growth in the use of navigation systems.

We expect consumer applications to provide another major market opportunity for MEMS sensors over the next decade. Accelerometers have a wide range of applications for consumer electronics, including projectors, laptop computers, personal navigation systems, audio players, digital cameras and gaming controls. In digital cameras, accelerometers are used for image-orientation, automatically adjusting the display of photos in upright or horizontal positions. In projectors, accelerometers enable the auto-keystone function which automatically adjusts any vertical or horizontal distortions of the image projected. Accelerometers also assist navigation systems to continue functioning upon loss of GPS signals. Through a process called dead reckoning, accelerometers are able to estimate one’s current position based upon a previously determined position and advance that position based upon known speed, elapsed time, and course. Future growth areas in consumer applications for accelerometers may include video game controls. In addition, we expect accelerometers to have increasing applications in children’s toys as they become increasingly sophisticated and interactive.

We believe that the mobile phone market is well-positioned to become the next major application area for MEMS sensors. Mobile phones continue to become increasingly sophisticated, as technology advances in the miniaturization of semiconductor design and processing technology enable a growing number of features to be incorporated into handsets. Mobile phone manufacturers continue to introduce products that integrate accelerometers in order to enable applications such as picture orientation, gaming control and navigation. Next generation accelerometer-enabled applications include music beats and lights, which generate sounds or displays by shaking the phone; pedometer measurement, which measures the number of steps walked, distance traveled and calories burned; compass tilt compensation, which corrects tilts on navigation units of handheld devices; man down features, which trigger an alarm or dials an emergency hotline when a person falls down and no movement is detected; and wave message, which enables LEDs to display a text message by waving the mobile phone. We expect continuous rapid technological advances and new functions to contribute to faster obsolescence of older generations of mobile phones and faster replacement demand.

Other important markets for MEMS sensors are in aerospace, medical and industrial applications. In the industrial applications market, MEMS sensors can be used for vibration monitoring and control. For example, MEMS sensors can be used to measure vibrations which can degrade performance and reduce the useful life of industrial equipment. As a result, potential problems can be identified prior to equipment failure, therefore allowing appropriate preventive measures to be implemented. MEMS sensors are also used in the medical industry to sense heart-rate response in cardiac pacemakers. The accelerometer detects motion and converts the signal to the pacing rate required for the patient’s level of physical activity. In addition, there is a significant and highly-specialized market for MEMS sensors use for aerospace and defense applications.

Challenges Associated with Expanding Accelerometer Market

Accelerometers face a number of constraints in achieving mass market adoption for applications such as mobile phones and consumer electronics devices, including:

•

More complete system-level solutions.    Conventional accelerometers typically require system designers to source components from different vendors, develop their own application software and devote significant design time for each specific usage. As a result, system designers face an increasingly complex and costly design cycle. To reduce the design time and costs, electronic system designers are increasingly seeking complete system-level sensor solutions that accelerate time-to-market and can be leveraged across various system designs;

•

Lower price.    MEMS accelerometers need to be priced at an affordable level to enable mass market adoption within consumer and mobile phone applications. Customers in these markets are generally more price-sensitive than customers in the markets for industrial or automotive applications;

•

Smaller dimensions.    Many of the consumer electronic products that utilize MEMS accelerometers, including mobile phones, digital cameras and portable gaming devices are shrinking in size while at the same time improving performance and functionality. These conflicting trends require smaller but feature-rich portable devices to meet the customers’ demand; and

•

Higher functionality.    Similar to other segments of the semiconductor market, the market for MEMS accelerometers is characterized by a continuous demand for products that offer greater functionality. The primary indicators of functionality include motion detection precision level, mechanical shock limit, failure rate, power consumption and frequency range.

Competitive Strengths

Our key competitive strengths include the following:

Proprietary technology enabling superior reliability, functionality and pricing.    We have acquired proprietary rights to produce MEMS accelerometers based on our proprietary thermal technology which provides motion sensing based on the detected movements of a heated gas bubble and operates with no moving parts. This technology has higher shock tolerance, a lower failure rate and lower cost relative to alternative mechanical solutions. In addition, our thermal-based accelerometers can be manufactured on a standard CMOS process with on-chip mixed signal processing, which enables us to enhance reliability and reduces our production cost. These characteristics enable our accelerometers to meet diverse performance requirements, thereby allowing them to be used across mobile phone, consumer, automotive and industrial applications, including collaborations with media content providers and software companies to provide applications and content. Furthermore, our approach of using a standard CMOS process allows us to easily integrate additional functions, or create new sensors to expand into the magnetic, touch and flow sensor markets, as well as other MEMS application areas beyond accelerometers.

Comprehensive system solutions offering.    Our solutions offer customers a fully-integrated sensor system on chip that includes the reference designs, algorithms, source code and, on some of our products, the application to facilitate rapid commercial introduction. These solutions enable our customers to shorten their product development cycle and allow for rapid adoption of our products in new applications. We conceptualize a new application idea for our products and then create a fully functioning test board for demonstration to our customers. After our customers adopt our ideas, our field engineers collaborate with customers to test applications and solve implementation issues. We believe this gives us an advantage because many of our target customers have excellent end-market access, but lack the resources to engage in their own application and systems development.

Leading market position and established customer relationships.    We are a pioneer in providing accelerometers to China’s fast-growing mobile phone market. We have strong relationships with mobile phone manufacturers in China. We are also among the leading sensor providers in a diverse range of other applications such as key-stone screen adjustment sensors for image projectors, supplying to several Japanese OEMs. In addition, our accelerometers are incorporated in rollover protection devices for the automotive market where Autoliv Inc. is a major customer. We are in frequent communication and close collaboration with our customers throughout the design and development phase of our customers’ products. This interaction helps establish us as the preferred supplier to our customers’ next product designs.

Efficient semi-fabless manufacturing model creating higher entry barrier.    Our semi-fabless model enhances our ability to manage capital expenditures while retaining manufacturing control over key MEMS-based process steps. We outsource the production of standard CMOS wafers, which is a mature semiconductor infrastructure and standard fabrication process, to our principal foundry service provider, and perform in-house the proprietary post-CMOS MEMS process of building MEMS on top of the standard CMOS wafer. Our facility in Wuxi, China is equipped with MEMS manufacturing equipment. Maintaining manufacturing control of our MEMS-based process steps enables us to achieve high yields and provides us with greater flexibility to respond to customer requirements on a timely basis. In addition, we believe that by performing proprietary manufacturing processes in-house, we create a higher barrier to entry. We seek to meet our packaging requirements in-house and outsource any excess requirements to a third-party service provider, which has built a dedicated packaging line for our needs. The location of our facility in China enables us to better control engineering and operating costs and facilitates the integration of our operations into the Chinese electronics manufacturing supply chain.

Strong technology-driven management team.    We benefit from the leadership of our management team who have diverse backgrounds in the United States and Asia, including extensive experience in the MEMS and integrated circuit design industry. Our founder and CEO, Dr. Yang Zhao, has been dedicated to the research and development of MEMS sensors since the early 1990’s when he was a doctoral student at Princeton University.

Dr. Zhao has been named as an inventor on a number of patents, including three we own as well as on six of our pending patent applications in the United States. He has led our in-house research and development team in making significant technology innovations and improvements and diversifying our product mix into new sensor categories. Furthermore, our management team has successfully guided us through our rapid business expansion while maintaining focus on the development and expansion of our core technological capabilities.

Our Strategy

We intend to solidify and strengthen our market position by pursuing a growth strategy with the following key elements:

Increase penetration of existing markets and customers.    We have shipped more than 25 million accelerometers from 2004 through September 30, 2007, to the mobile phone, consumer, automotive and industrial and other markets. Nevertheless, the penetration rate of accelerometers into our target markets remains relatively low. As new innovative applications are developed, we believe this penetration rate will increase. For example, we are currently working with our customers in the mobile phone market to enable new applications based on our products. Mobile phone features enabled by our sensor solutions include picture orientation, gaming control, scrolling functions and pedometer measurement. We are also actively seeking design wins by capitalizing on existing relationships with major OEM customers in the automotive, industrial and business tools markets in Taiwan, Japan, Europe and the United States. While we currently provide a limited range of products to our existing customers, we are focused on expanding in these relationships to broaden the adoption of our solutions across additional product lines.

Diversify into new sensor and integrated products.    Our core accelerometer and MEMS manufacturing technology and our expertise in developing and commercializing motion sensors in general have provided us with a strong foundation and the capabilities to diversify into new sensor products. These new products will include magnetic, temperature, pressure, gyroscope and flow sensors. Emerging applications for sensors typically lack incumbent competitors, thereby providing an opportunity for a first-mover to define the dominant application technology. We also believe that there is an opportunity in integrated sensor products, which combine multiple sensing devices onto one chip. The market for integrated sensor products offers us the opportunity to expand our existing market by developing small footprint, low-power integrated sensor solutions.

Maintain cost leadership.    We believe that our technology of integrating a MEMS accelerometer with mixed signal processing circuitry on a single chip using a standard CMOS process fundamentally lowers our cost of production. We intend to maintain our cost advantage by developing new innovative proprietary technologies, focusing on designing products on readily available foundry processes, and leveraging our low-cost manufacturing capabilities in China.

Leverage cross-continental research and development model to strengthen technology platform.    We intend to continue to invest in our United States and China research and development teams to enhance our technology platform. We have research and development teams in Andover, Wuxi and Chicago that work closely with each other in our product and technology research and development activities. Currently, our original research and development activities are performed in the United States where innovative ideas, new research initiatives, product prototyping, MEMS technology development and integrated circuit designs typically commence. Our China team of manufacturing engineers and other technical personnel is focused on implementing the technology developed by our U.S. team. This cross-continental research and development model seeks to capitalize on the comparative advantages of respective research and development capabilities of the United States and China, and keeps us at the forefront of MEMS accelerometer research while maintaining a competitive cost base.

Engage in selective acquisitions to build new MEMS capabilities.    We intend to evaluate and potentially make acquisitions of technologies and products that are complementary to our product portfolio. We believe that there is a large market potential for integrated system-on-chip sensor products which incorporate multiple types of sensors. While we develop our technologies in-house, we are also actively seeking opportunities to acquire or license key technologies from third parties as well. We believe our strong core technology platform will also provide us an advantage in integrating the acquired technologies to create a broader range of sensor solutions products in the market.

Products and Technologies

Historically, we have focused on the development and sale of MEMS accelerometer products. However, in recent years, we have also allocated significant resources to the development of other sensor products. We expect to begin sales of our magnetic, touch and flow sensor products in the second half of 2008.

Accelerometer Products and Applications

Our accelerometer products cover a broad range of applications. As part of our product offering, we seek to provide comprehensive solutions to our customers, which involve the development of a fully-integrated system on chip together with the reference designs, algorithms, source code and media content. These solutions enable our customers to reduce their product development cycle and allow for more rapid adoption of our products in new applications.

We categorize the application segments of our accelerometer products into (i) mobile phones; (ii) consumer; (iii) automotive; and (iv) industrial and others. Due to our limited operating history, our sales volume for these applications may fluctuate significantly from period to period. The following table sets forth certain information of our products.

Market segment	Part numbers	Key end-products	Application	% of net sales in 2006

Mobile phone	MXA6500MP MXC6202XMP	• Mobile phones • Integrated mobile phone and audio players	• Picture orientation / auto adjustment • Gaming control • Menu scroll • Pedometer • Music beat and light • Man down emergency dialing(1) • Wave message(2)	39.1%

Consumer	MXA2500JV MXR6999MP MXA6500MP MXA2500GL MXR2100ML	• Projectors • Personal navigation systems • Audio players • Digital cameras • Laptop computers	• Auto-keystone(3) • GPS dead reckoning(4) • Picture Orientation / auto adjustment • Hard disk drive drop detection	32.0%

Automotive	MXD2020ML MXA2312ML MXA6500MP MXC6202XMP	• Rollover protection systems • Electronic stability control(5) • Airbag systems • Security systems • Car navigation systems	• Rollover detection • Over-steer / under-steer detection • Engine vibration detection • Tilt detection	21.2%

Industrial & others	MXD2020EL MXD6125QB MXR6999MP MXR7202GL	• Inclinometers • Electric tools • Earthquake monitoring systems • Elevator safety systems • Cardiac pacemakers	• Angle measurement • Auto leveling • Vibration monitoring • Tilt detection	7.7%

(1)	Man down sounds alarm or dials an emergency hotline when a person falls down and no movement is detected.
(2)	Wave message enables LED to display text message by waving mobile phone or wave stick.
(3)	Auto-keystone is a function on a projector that automatically adjusts any vertical or horizontal distortions of the image projected.
(4)	Navigation system assists navigation during loss of GPS signals through dead reckoning (estimating one’s current position based upon a previously determined position, and advancing that position based upon known speed, elapsed time, and course).
(5)	Electronic stability control, or ESC, compares the driver’s intended direction in steering and braking inputs to the vehicle’s response by measuring lateral acceleration, rotation and individual wheel speeds. In an emergency situation, an ESC applies braking force to individual front or rear wheels and/or reduces excess engine power to correct under-steer or over-steer.

Mobile Phone Applications

We are a pioneer in providing accelerometers to the fast growing Chinese mobile phone market. We supply our accelerometer products to a major phone manufacturer in China through one of our distributors. It was among the first phone manufacturers in China to incorporate accelerometer functions into mobile phones. We began to supply our products to this customer in 2006, and starting from May 2007, our accelerometer products have become a standard feature of mobile phones manufactured by this customer.

Consumer Applications

We believe that the market for our accelerometer products for consumer electronics applications has significant growth potential due to the wide variety of consumer electronics available for which our products may be suitable today and the relatively low penetration of accelerometers in these products. Historically, the consumer applications that have represented a significant portion of our revenue included global positioning systems and auto-keystone screen adjustment function for image projectors. We believe we are among the leading suppliers of accelerometer products for auto-keystone applications in projectors to customers that include several Japanese OEMs . In addition, we believe that the market for portable projectors will expand and our accelerometer products for auto-keystone application will be well-positioned to capture that market.

We also expect the future growth areas in consumer applications for accelerometer products to be in video games, joysticks and game pad controls as a result of the recent successes of motion-based video. In addition, we also expect our products to have a wide range of applications in children’s toys as they become increasingly sophisticated and interactive. We are working with OEMs and ODMs to achieve design-wins in different markets ranging from mobile phones, consumer electronics, automotive safety systems and home appliances.

Automotive Applications

We are a supplier of accelerometer products for rollover protection systems to Autoliv Inc., which is a leading automotive safety systems supplier to automobile manufacturers in Europe and North America. Our accelerometer measures the roll axis of a vehicle, and upon determining that a rollover is imminent, deploys passenger safety devices before the tire is lifted from the ground. In addition, in the Japanese market, we have achieved design wins with a leading supplier of automotive sensors to incorporate our products for fuel shut-down applications. Recently, we achieved a significant design win with Autoliv Inc. to incorporate our products for its electronic stability control, or ESC, to supply to a leading automobile manufacturer.

Since our inception, one of our objectives has been to expand our relationships with customers in the automotive industry. Because barriers to entry are generally higher and product life cycles are generally longer in the automotive industry, once customer-supplier relationships are established, the unit demand and margins are generally more stable compared to sales of our other products. Products ordered from customers in the automotive industry generally require more customization and higher technical and quality standards. As a result, our relationships with these customers enable us to keep pace with the latest technological developments and quality standards in the automotive market.

Industrial and Other Applications

Our accelerometer products have also been used in a variety of industrial applications such as inclination sensing and earthquake detection. Inclination sensing is used in road building equipment and warehouse equipment such as forklifts. Our accelerometers are also used in the medical industry to sense heart-rate response in cardiac pacemakers by detecting motion and converting the signal to the pacing rate required for the patient’s level of physical activity.

Accelerometer Technology

Accelerometers are traditionally based on capacitive or piezoresistive technology that both operate by measuring the movement of a micro-mechanical mass structure. Limitations associated with such movement include surface adhesion (static cohesion between mechanical objects pressed against each other), hysteresis (occurs when the change in magnetism of a body lags behind changes in the magnetic field), mechanical ringing, electromagnetic interference and expensive custom fabrication processes. In order to resolve these issues, our MEMS accelerometers use a unique thermal technology based on heat transfer by natural convection. Our devices measure internal changes in heat transfer caused by acceleration, offering significant advantages over the use of a traditional micro-mechanical mass structure. Since the micro-mechanical mass in our sensor design is gas molecules, movable mechanical structures are eliminated within our accelerometer. As a result, our accelerometer can withstand a theoretical shock limit over 50,000g, five times more than that of traditional accelerometers. Our technology also eliminates the problems associated with surface adhesion. In addition, our thermal-based accelerometer can be manufactured on a standard CMOS process with on-chip mixed signal processing. This allows us to consistently produce higher quality accelerometers with failure rates significantly lower than that of traditional MEMS accelerometers at lower production costs.

The following summarizes a comparison between traditional capacitive/piezoresistive-based accelerometers and our thermal-based accelerometers.

	Capacitive accelerometer	MEMSIC’s thermal-based accelerometers
Motion detection	Moving micro-mechanical mass structure	Thermal gas with no moving parts

Mechanical shock limit	10,000g	50,000g

Failure rate	100 ppm to 4,000 ppm	Less than 10 ppm

Cost	Higher	Lower

Power consumption	Lower	Higher

Our accelerometers generally consume more power than traditional accelerometers. Power consumption is an important factor for our target customers in the handheld devices market. Accordingly, we have focused significant research and development efforts to reduce power consumption in our products. In addition, our accelerometers generally lack the ability to measure acceleration at a higher frequency range. As a result, we are not focused on markets that require higher frequency range capabilities, such as the automotive crash sensor market.

Technology and Product Roadmap

By capitalizing on the strengths of our thermal-based accelerometer technology, we have developed and will continue to develop new products by seeking to meet the demands of our various types of customers. The objectives of our development efforts are to (i) reduce our product dimensions; (ii) lower our cost in order to maintain competitive pricing; (iii) reduce our product’s power consumption; and (iv) offer more integrated solutions. For example, historically, we introduced:

•	energy efficient products to target the handheld devices market, particularly mobile phones and digital still cameras, where power consumption is critical;

•	a lower-cost version of our accelerometer products to target at the low-end mobile phone market in China; and

•	media content on our accelerometer applications sold to our mobile phone OEM and ODM customers.

In 2008, we plan to introduce additional accelerometer products with tri-axis sensing capabilities, smaller dimensions and innovative package types.

In recent years, we have also allocated significant resources to the development of non-accelerometer based technologies and products. Beginning in the second half of 2008, we expect to introduce our magnetic sensor solution and new touch, pressure and flow sensor products. Our objective is to combine the technologies of these sensor products with our core accelerometer technology to enable new applications that were previously not achievable.

Research and Development

We have research and development teams in the United States and China that work closely together to develop new sensor technologies, improve existing technologies and customize our products to the particular needs of our customers. The engineers at our locations in Andover, Massachusetts and Chicago, Illinois are primarily responsible for developing original product designs and new technology as well as creating product prototypes. These new designs and technology are then implemented by our engineers at our Wuxi facilities in China. This enables us to access the world-class design talents in the United States and benefit from the cost-efficient and the increasing pool of engineers in China.

As of September 30, 2007, our research and development team consisted of 92 engineers, or 21.1% of our total employees, consisting of seven engineers at our U.S. facilities and 85 engineers at our Wuxi facilities in China. Historically, research and development expenses have increased both in absolute terms and as a percentage of total net sales. Our research and development expense amounted to $0.4 million, $1.0 million, $1.9 million and $2.4 million in 2004, 2005, 2006 and the nine months ended September 30, 2007 respectively, representing 5.8%, 11.1%, 14.3% and 12.8% of our net sales during these periods. We expect this trend to continue for the foreseeable future as we (i) seek to diversify into non-accelerometer products and (ii) hire additional employees in connection with the new research and development institute established in the second quarter of 2007.

Sales and Customers

We sell our products either through distributors, who then resell to OEMs and ODMs, or to OEM and ODM customers directly. OEMs, or original equipment manufacturers, incorporate our products in their end products, and ODMs, or original design manufacturers, incorporate our products in end products that they supply to OEMs. Our third-party distributors assist us in identifying potential OEM and ODM customers. We also retain third-party sales representatives that receive commissions on sales of our products. We currently sell a significant majority of our products to distributors and OEMs and ODMs. For these products, we receive payments directly from our distributors and ODMs rather than the OEMs for whom the ODMs design and manufacture products. As a result, we do not always have the ability to confirm directly with our OEM customers that our products are incorporated in their end products.

Currently, our largest customers are distributors, with whom we enter into distribution agreements. Under these distribution agreements, our distributors generally service a particular region or customer base on an exclusive basis. Although our distributors generally provide us with a non-binding rolling forecast, our distributors generally have up to 30 days prior to delivery to cancel or reschedule shipments pursuant to our distribution agreements. Certain large distributors and those with superior credit history may have longer credit terms. Payments are made in U.S. dollars. Our distributors are generally entitled to return, with our pre-authorization, without penalty, a maximum of ten percent of purchases made by such distributors during the previous 12-month period. The warranty period on products sold to our distributors is generally the standard warranty one-year period on the products sold plus six months, taking into account potential inventory holding period. The term of agreement with our distributors is generally one year, and is automatically renewable unless terminated with a 90-day notice. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Revenue Recognition”. Substantially all of our direct sales to OEMs and ODMs are based on purchase orders.

Historically, we have not entered into master agreements with our largest OEM and ODM customers. Our sales with these customers were generally conducted based on quotations that contain basic terms and conditions. These terms and conditions generally include price, quantity, standard lead time and terms of shipment. Purchases by our OEM and ODM customers are made in U.S. dollars and payments are generally due within 30 days after shipment.

Our products are currently incorporated into products sold by more than 100 OEMs and ODMs. For the nine months ended September 30, 2007, two customers accounted for 10% or more of our net sales, consisting of a distributor as to 53.6%, and an OEM as to 16.8%. In 2006, three customers accounted for 10% or more of our net sales, consisting of a distributor as to 34.6%, another distributor as to 15.0% and an OEM as to 16.0%. In 2005, three customers accounted for 10% or more of our net sales, consisting of an OEM as to 30.0%, and two distributors as to 19.3% and 11.0%, respectively. In 2004, three customers accounted for 10% or more of our net sales, consisting of two distributors as to 35.3% and 13.4%, respectively, and an OEM as to 13.0%.

Marketing

We sell our products worldwide through multiple channels combined with the sales force and our network of independent distributors and sales representatives. We maintain sales offices in Shanghai and Shenzhen, China; Taipei, Taiwan; and Tokyo, Japan.

We seek to proactively create markets for our products by bringing proposed solutions with us to our potential OEM and ODM customers. A design win is achieved after we are notified by our customer that our product has been selected for integration into an OEM or ODM customer’s products. After such design wins, our sales organization engages directly with all major customers and is instrumental to the design process. We believe that maintaining a close relationship with our customers improves their level of satisfaction and enables us to anticipate and influence their future product needs. Our independent distributors and sales representatives are selected based on their understanding of our target markets, technical knowledge and relationships with our target customers. We provide ongoing technical training to our distributors and sales representatives to keep them informed of our existing and new products.

Our sales and marketing team is responsible for market and competitive analysis and is focused on capitalizing on market opportunities. This team works closely with our research and development team to align development programs and product launches with our OEM and ODM customers’ schedules. As of September 30, 2007, we had 19 employees in our sales and marketing team.

Our sales cycle varies for different markets. For example, it ranges from four to six months for the consumer electronics market to one to two or more years for the automotive market, and is dependent on each customer’s research and development cycle. The sales cycle requires a significant investment in time, resources and engineering support before realization of income from product sales, if at all. These lengthy sales cycles mean that customer’s vendor selections, once made, can be difficult to change.

Manufacturing

Unlike many of our competitors, we manufacture our products utilizing a “semi-fabless” model by outsourcing the production of CMOS wafers and completing the post-CMOS MEMS process in-house. Our semi-fabless model increases our ability to more efficiently manage our capital expenditures while retaining manufacturing control over key MEMS-based processing steps. Moreover, we believe that retaining the key

MEMS manufacturing process in-house enables us to better protect our proprietary technology and create an effective barrier to entry.

As a semi-fabless company, we outsource to third parties the manufacturing processes which we consider as either standard or more cost-effective when outsourced. For example, we outsource our wafer production to third parties because our wafers use a standard CMOS technology. On the other hand, we conduct the post-CMOS MEMS process and a portion of the packaging process in-house because these are in part based on proprietary technologies. In addition, we perform our packaging and testing processes in-house to capitalize on the competitive cost structure of our Wuxi manufacturing facilities. Since 2001, we have outsourced a portion of our packaging processes to third-parties on an as-needed basis.

Our manufacturing process can be broadly divided into four stages: (i) wafer production; (ii) post-CMOS MEMS; (iii) packaging; and (iv) testing and final quality control.

Wafer Production

Our wafers are produced using a standard CMOS technology. CMOS process, or complementary metal oxide silicon process, is a fabrication process that incorporates complementary metal oxide semiconductor transistors within the same silicon substrate. This is currently the most commonly used IC fabrication process technology and commonly offered by mainstream foundries.

We have outsourced our wafer production for accelerometer products to TSMC, our principal foundry service provider, since our inception. We do not enter into long-term agreements with TSMC and we place our orders on a purchase order basis. Under TSMC’s purchase orders, payment is due 30 days after the invoice date of the purchase order. Actual delivery date can take place up to seven days prior to or after the delivery date stated in the purchase order. In case of an order cancellation, we agree to compensate TSMC for the canceled shipment based on percentage of completion. Standard warranty period under TSMC’s purchase orders is one year. We periodically negotiate with TSMC to establish price, volume, timing and other terms. We work closely with a view to achieving high manufacturing yields in the wafer fabrication process, which is an important aspect of our cost-control efforts.

In addition, in 2006, we entered into agreements with two additional foundry service providers, one based in the United States and the other Germany, for the development and supply of wafers used for magnetic sensors. Our agreement with the Germany-based service provider expires on December 31, 2009, and is automatically renewed for consecutive terms of one year each. It can be terminated without cause with a six-month notice period or with cause in certain instances of intellectual property infringement claims with a 90-day written notice. Our agreement with the U.S.-based service provider continues to be in effect as long as we continuously make purchases. The parties may also terminate the agreement for the breach of a material provision with a 30-day written notice. Our agreements with both service providers restrict their ability to sell products similar to ours to our competitors.

See “Risk Factors—Risks Relating to Our Business and Industry—We rely principally on one third-party foundry to manufacture wafers, which are significant components to our manufacturing process. If we are unable to secure sufficient supply of wafers, or if the wafers supplied to us do not meet our quality standards, we may be unable to ship finished products and our customer relationships may be damaged”.

Post-CMOS MEMS

After we receive the standard CMOS wafers from our foundry service provider, we conduct in-house a post-CMOS process of building MEMS on top of the standard CMOS wafer. Compared to outsourcing the post-CMOS process to third-party foundries, our patented process enables us to build MEMS onto the CMOS wafer with higher yields and at lower cost by using customized precision machining technology and based on masks or molds that have been designed, simulated and produced as part of the design process.

Packaging and Testing

We licensed from Analog Devices Inc. certain testing, wafer sawing and wafer level capping and chip-level packaging technology. This technology was licensed to us as part of the consideration we received from Analog Devices for its investment in our company in 1999. See “—Intellectual Property”. Historically, we outsourced our packaging services to third-party providers. Since the second half of 2005, we have increasingly met our packaging requirements in-house. For the nine months ended September 30, 2007, a majority of our products were packaged in-house. We currently procure ceramic packaging materials from two suppliers. We do not have long-term agreements with these suppliers, but make purchases based on purchase orders.

We conduct all of our testing procedures in-house at our Wuxi facilities. Our testing equipment purchased from third parties is generally custom-built for our needs.

Quality Assurance

We place great emphasis on the quality of our products, and our senior management is significantly involved in the management of quality assurance issues. Our automotive products are ISO/TS16949:2002 certified, which represents a high level of quality standard in the automotive industry. In addition, because the ISO/TS16949:2002 certification generally represents a significantly higher quality standard than the ISO9001:2000 certification for quality management standards, we have made our products for other applications, including those for consumer and mobile phone applications, ISO/TS16949:2002 compliant as well. Therefore, we have a very low product failure rate as compared to our competitors.

We have adopted policies and procedures for the development and implementation of reliability techniques that are required to be applied to the research, design manufacture, test application and service of our products.

Our design and manufacturing process are guided by the following principles:

•	simplifying designs and reducing circuit components where possible to meet performance goals;

•	re-using proven circuit components;

•	ensuring that appropriate end of life, fatigue and degradation of circuit components have been characterized for the use environment; and

•	performing all procedures required by ISO/TS16949:2002.

In addition, we employ strict qualification procedures for new suppliers, including foundries and packaging service providers. We first evaluate each supplier’s capability, quality, price and service, and then qualify its engineering samples, conduct on-site auditing as well as test each product’s performance prior to incorporating it into our product or process. For ongoing quality assurance monitoring, we inspect all incoming products for quality control. We also conduct a quarterly analysis of each supplier for quality, service and product performance issues.

As a result of our efforts, the part per million, or PPM, field failure rate for our products has declined continuously since we began production, reaching 3.06 in 2006 and 1.26 for the eight months ended August 31, 2007. The failure in time for our products, which measures reliability of products over time, reached 0.39 in 2006 and 0.4 in the eight months ended August 31, 2007. We estimate our product failure rates based on quality assurance tests conducted post-production as well as customer return rates due to product failure.

Intellectual Property

We design our accelerometer products in-house, but may outsource the design work of a discrete part of a new product to third-party designers. We rely on a combination of patents, trademarks and employee and third-party nondisclosure agreements to protect our intellectual property. Our standard consulting agreement contains protective provisions that include assignment of intellectual property rights to us if obtained during the course of work for us as well as non-compete and non-disclosure provisions. As of September 2007, we owned three patents and had 13 pending patent applications in the U.S. and owned two patents and had three pending patent applications and assignments in China. As of that date, we also had six pending patent applications in Japan, three pending patent applications in Germany and two pending patent applications filed with the European Patent Office. Our issued and pending patent applications relate primarily to the development of accelerometer products, including design, processing, packaging, testing and applications. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Our three U.S. patents expire between August 2016 and January 2025, and our three PRC patents expire between July 2012 and December 2014.

As part of the consideration we received from Analog Devices for its investment in our company in 1999, we acquired, through assignment and licensing arrangements, various technologies from Analog Devices:

•

SFU’s rights on core technology.    Analog Devices assigned to us the exclusive, worldwide and perpetual license from Canada’s Simon Fraser University, or SFU, on our core thermal accelerometer technology. SFU is entitled to continue to use the licensed technology existing at the time of the license agreement, which was entered into in December 1998, as well as any related technology it develops thereafter without our support. As a result of the assignment, we agreed with SFU that we would make royalty payments on a quarterly basis and to pay or reimburse expenses relating to the filing, prosecution and maintenance of the related patent rights owned by SFU. We also agreed to provide to SFU our financial records periodically and permit SFU to perform independent audits of those records. SFU may terminate our license for (i) breaches by us of representations and warranties as well as confidentiality provisions; (ii) failure to make royalty payments and patent payments or reimbursements (as described above); (iii) failure to provide, or permit the audit of, our financial records; or (iv) failure to defend, indemnify and hold harmless SFU for claims or liabilities arising from our use of the licensed technology. In addition, the license is terminated automatically upon the occurrence of insolvency, bankruptcy or other similar events.

•

Analog Devices’ rights on core technology.    Analog Devices granted to us an exclusive, perpetual, worldwide, fully-paid license to use, sell, develop, or otherwise exploit the intellectual property rights that it owns relating to thermal accelerometer technology. Analog Devices agreed not to use such technology to make or sell thermal accelerometer products. Analog Devices may terminate this license if our company is dissolved or liquidated or if we breach a material provision of the license agreement.

•

Analog Devices’ rights on packaging and testing technology.    Analog Devices granted to us a non-exclusive, non-transferable, non-sublicensable, perpetual, worldwide and fully-paid license to certain testing, wafer sawing and wafer level capping and chip-level packaging technology rights to use, sell and develop thermal accelerometer products. Testing technology rights included the rights to use computer software programs and hardware systems dedicated to testing accelerometer products. Wafer sawing technology related to the method for separating individual integrated circuit, or IC, dies from a silicon wafer in which the wafer is adhered to a plastic film on a film carrier. Wafer level capping and chip-level packaging technologies related to the concept of encapsulating and packaging IC devices at wafer or chip level. Analog Devices may terminate this license if our company is dissolved or liquidated or if we breach a material provision of the license agreement.

See “Risk Factors—Risks Relating to Our Business and Industry—Some of our key technologies and know-how are licensed from third parties, including a competing company, and the termination of any of the licenses will materially and adversely affect our business.”

Most of our accelerometer products sold to our mobile phone customers incorporate media content that we co-develop with a third-party on an exclusive basis. Under this arrangement, we have the right to purchase the media content developed by the third-party, and we own all the intellectual property rights to the media content that we purchase.

In addition to our in-house research and development efforts, we have entered into joint development agreements with a number of leading Chinese universities, including Peking University and Huazhong University of Science and Technology. Under these agreements, we generally own the exclusive rights to the resulting intellectual property where we provide the entire funding, and co-own the resulting intellectual property rights where the funding is provided by both parties.

Substantially all of the agreements we enter into with our customers contain confidentiality provisions relating to our technology.

As of September 30, 2007, we have registered two trademarks in the United States and one trademark in China. Our registered Internet domain names include: www.memsic.com, www.memsic.com.cn and www. .com. The content on these websites does not form a part of this prospectus.

Competition

The market for sensor products, including accelerometer products, is highly competitive and dynamic and is characterized by rapid technological changes, evolving industry standards, price reductions and rapid product obsolescence. Our ability to compete effectively depends on defining, designing and regularly introducing new products that meet or anticipate the design needs of our customers’ next generation products and applications. We face competition primarily from traditional capacitive/piezoresistive-based accelerometer manufacturers.

The most significant factors that affect our competitiveness are:

•	product pricing;

•	product features and performance levels tailored for specific market segments;

•	our ability to control sales and marketing as well as administrative expenses;

•	our ability to rapidly introduce products to market that support the features that our customers demand;

•	the quality and reliability of our products;

•	our ability to deliver products in required volumes, on a timely basis and at a competitive price; and

•	our customer support capabilities.

Many of our existing and potential competitors have significant greater financial, technical, manufacturing, sales and other resources than we do. We cannot assure you that we will be able to compete successfully against our current or future competitors.

Employees

We had 100, 162, and 219 full-time employees as of December 31, 2004, 2005 and 2006, respectively. As of September 30, 2007, we had 433 employees, including 276 machine operators, 92 engineers, 29 administrative employees, 17 technicians, and 19 sales and marketing employees. Of these employees, 17 employees are located in the United States, consisting of seven engineers, six sales and marketing employees and four administrative employees. To date, we have not experienced a work stoppage and none of our employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Facilities

Our corporate headquarters are located at One Tech Drive, Suite 325, Andover, Massachusetts 01810. In addition, we also have an office in Chicago, Illinois. Our Andover headquarter is responsible for sales and marketing, financing, and research and development, while the Chicago office is also responsible for research and development. In addition, we have sales offices in Shanghai and Shenzhen, China; Taipei, Taiwan; and Tokyo, Japan. We lease these premises from unrelated third parties. The lease contract on our corporate headquarters in Andover expires in June 2013.

Our current manufacturing facility and our new facility under construction are located on a parcel of land of approximately 35,000 square meters in Wuxi, Jiangsu Province of China. We purchased the land use rights to the land in 2003. Our current manufacturing facility is housed in a building that comprises a production area of approximately 2,800 square meters and an office area of approximately 1,300 square meters. The current facility is responsible for manufacturing, product engineering, manufacturing engineering, quality assurance, packaging and testing as well as application engineering.

We are expanding our current manufacturing facility. Upon completion, the current facility is expected to have an additional 600 square meters of production area. Expansion on our current facility began in the fourth quarter of 2006, and is expected to be completed by the end of 2007. We expect that the total capital expenditure for this expansion project will be approximately $7 million, of which $4 million will be financed by a newly-established credit facility, with the remainder paid through our working capital. To date, we have expended $3.5 million on this project. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations”.

In addition, we are preparing for the construction of two new buildings adjacent to our current facility. Upon completion, the new facility is expected to comprise 20,800 square meters, consisting of 8,700 square meters for a new research and development institute, and 12,100 square meters of new manufacturing facilities. Construction on our new facility will begin in the fourth quarter of 2007 and is expected to be completed in two phases. Phase one of our new facility is expected to be completed in the first quarter of 2008 and will house our new research and development institute and operations and management offices. Total capital expenditure of phase one, including construction and machinery, are estimated to be $6 million. Phase two of our new facility is expected to be completed within three years in a number of phases. Upon completion of phase two, we expect to have in place manufacturing capacity to meet our future production requirements for both accelerometer products and non-accelerometer products. Total capital expenditure of phase two, including construction and machinery, are estimated to be $30 million. We intend to finance substantially all of our new facilities with a portion of the net proceeds of this offering.

See “Risk Factors—Risks Relating to Our Business and Industry—Our expansion plans require substantial capital expenditures and are subject to a number of uncertainties, and our failure to complete these plans would have a material adverse effect on our future growth.”

Insurance

We maintain insurance policies for our Wuxi facility on our buildings and equipment covering property damage and damage due to non-predictable and non-controllable accidents and natural disasters, among other events, hail, storms, tornados, typhoons, earthquakes and floods. We maintain general liability insurance which includes product liability coverage and business disruption insurance coverage in an amount that we believe is appropriate for our operations. In addition, we maintain directors and officers insurance in the amount of $2 million.

Environmental Matters

Our manufacturing and design operations do not cause any significant pollution. Our manufacturing facilities in Wuxi, China have received ISO14001 certification for environmental management system. Our products comply with the European Union’s Restriction on Hazardous Substance Directive, which became effective as of July 1, 2006, as well as China’s Restriction on Hazardous Substance Directive, which became effective as of March 1, 2007.

Legal Proceedings

We are not involved in any litigation or other legal matters which, if decided adversely against us, could reasonably be expected to have a material adverse impact on our business or operations. However, many participants in our industry have significant intellectual property rights and have demonstrated a willingness to instigate litigation based on allegations of infringement. We cannot assure you that we will not receive notices of intellectual property right infringements in the future.

REGULATIONS

China

The foreign invested companies in China are subject to substantial regulation. This section summarizes the material effects of PRC regulations on our business in China.

Regulations and Policies that Encourage the Development of Foreign Invested High-technology Companies

“Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Foreign Enterprise Income Tax Law, and the related rules and regulations provide certain favorable tax treatments to FIEs, which qualify as high-technology companies and operate in designated high-technology zones in the PRC. A high-technology company is subject to review and inspection by the relevant governmental authorities.

Accreditation of High-Technology Companies

According to Accreditation Conditions and Measures of High-technology Enterprise in the State High-technology Industry Development Zone promulgated by the Ministry of Science and Technology in 2000, to qualify as a high-technology company a business entity generally must meet certain financial and non-financial criteria including, but not limited to:

•	the technology researched and developed by the company falls into the high-technology category promulgated by the PRC government;

•	a minimum level of revenue generated from high-technology related sales or services as a percentage of total revenue;

•	a minimum number of employees engaged in research and development;

•	a minimum requirement for the education degree of employees; and

•	a minimum level of research and development expenses as a percentage of total revenue.

A company’s status as a high-technology company is re-assessed every other year.

Preferential Taxation Policies

Enterprise Income Tax.    Under the Foreign Enterprise Income Tax Law, the related implementing rules and several local regulations, an enterprise that is established in the State High-technology Industry Development Zone and has been accredited as a high-technology company by relevant authorities at the provincial level is subject to an enterprise income tax rate of 15% and will be exempted from the enterprise income tax for two years starting from the year in which it first has positive accumulated earnings. After which it will enjoy a 50% reduction in the enterprise income tax rate for the succeeding three years.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law,” which takes effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform income tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. The income tax rate of such enterprises will gradually transition to the uniform tax rate within such transition period in accordance with the detail rules to be issued by the State Council. For those enterprises which are enjoying fixed tax holidays, such tax holidays may continue until its expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law, i.e., 2008. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies.

For the potential effects of the new tax law on preferential tax treatment, see “Risk Factors—Risks Related to Doing Business in China—The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our business, financial condition and results of operations.”

Tax Credit for Enterprise Income Tax for Domestic Equipment Purchased by Foreign-funded Enterprises.    According to the Circular of the Issue of Tax Credit for Enterprise Income Tax for Domestic Equipment Purchased by Foreign-funded Enterprises issued by the Ministry of Finance and State Administration of Taxation in 2000, if an FIE purchases domestically produced equipment, and the price does not exceed the total investment amount of such FIE, for projects that fall within the encouraged category or the restricted B category under the Foreign Investment Industrial Guidance Catalogue and that is not specifically listed under the Import Commodities Not Exempt from Duty and Tax for Foreign Investment Projects Catalogue, 40% of the purchase price amount may be credited against the surplus between the amount of the enterprise income tax of the current year and the amount paid in the previous year. If the credited amount is greater than the surplus, the excess amount can be carried forward for up to five years, subject to certain exceptions.

Export rebate.    In accordance with the Instructions Relating to Promotion of Export of High-technology Products jointly issued by the Ministry of Foreign Trade and Economic Cooperation and the Ministry of Science and Technology in 1999, products listed in the China High-technology Products Export Catalogue, including IC products, can enjoy a full rebate of value-added tax on the export products at a rate of 17%. This export rebate rate decreased to 13% from January 1, 2004. However, the Circular of Promoting Export Rebate Rate of Partial IT Products issued by the Ministry of Finance and State Administration of Taxation on December 10, 2004 increased the export rebate rate back to 17%.

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001. Set forth below are major PRC laws and international treaties effective in China protecting intellectual property rights in semiconductors:

•

the Patent Law of the People’s Republic of China, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on March 12, 1984, effective April 1, 1985, as amended, and the Implementing Regulations issued by the State Council on June 15, 2001, effective July 1, 2001, as amended;

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, of which China became a member state on March 19, 1985;

•

the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

•

the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted March 28, 2001 at the thirty-sixth session of the executive meeting of the State Council, effective October 1, 2001, and the Implementing Rules issued by the State Intellectual Property Office on September 8, 2001, effective October 1, 2001;

•	the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of ICs, of which China was among the first signatory states in 1990;

•

the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991, as amended; and

•	the Regulations on the Protection of Computer Software, issued by the State Council on December 20, 2001, effective January 1, 2002.

Protection of Integrated Circuit Layout Design

Under the Integrated Circuits Layout Design Protection Regulations, or Layout Design Regulations, promulgated by the State Council in April 2001 and effective October 2001, an integrated circuit layout design is defined as a three-dimensional configuration in a semiconductor that has two or more components, at least one of which is an active component, and part or all of the interconnected circuitry or the three-dimensional configuration has been prepared for the production of semiconductors.

The following persons and entities can hold proprietary rights in the layout designs that they create: (i) PRC natural persons, legal persons or other organizations; (ii) foreign persons or companies whom are creators of an integrated circuit layout design and whose layout designs are first commercially used in China; and (iii) foreign persons or companies from a country that either has an agreement with China concerning the protection of layout designs or is a signatory to an international treaty concerning the protection of layout designs to which China is also a signatory.

A holder of proprietary rights in a layout design may:

•	duplicate the entire protected layout design or any part of the original design; and

•	use the protected layout design, the integrated circuit containing the layout design, or commodities containing the integrated circuit commercially.

The proprietary rights are valid after the layout design is registered with the State Intellectual Property Office in China.

Proprietary rights in a layout design are granted for ten years, commencing from the earlier of the date of the application for registration of the layout design or the first date of its commercial use anywhere in the world. However, a layout design is not entitled to any protection beyond 15 years from the time of its creation, regardless of when the layout design is registered or put into commercial use. The holder of the proprietary rights may transfer those rights to another party or grant permission for use of the design.

Registration of a Layout Design

The State Intellectual Property Office in China decides on applications for registration of layout designs. An application must be made within two years of the design being put in commercial use anywhere in the world, or the application will be rejected.

We may register any layout design that we may have in the future.

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the Patent Law and the Implementing Regulations of the Patent Law, a company may request the State Intellectual Property Office to grant a compulsory license to use the patent if: (i) three years have passed from the date of granting an invention patent or a utility model patent; and (ii) the company has been unsuccessful in obtaining a license from the holder of the rights within a reasonable period of time despite good faith attempts to obtain the license. A compulsory license for the use of a semiconductor technology patent is restricted to public and non-commercial uses, or to uses that counter anti-competitive actions, as determined by judicial or administrative procedures.

Under the Layout Design Regulations, the State Council authorities in charge of intellectual property may grant a non-voluntary license to use a layout design in the event of a national emergency or any extraordinary state of affairs, where public interest so requires, or where the holder is engaging in unfair competition, which requires remedy, as determined by a court or governmental authorities in charge of matters involving unfair competition. The scope and duration of the license will be determined in accordance with the reasons justifying the grant. The scope shall be limited to non-commercial use for public purposes, or to remedy the holder’s unfair competitive actions as determined by a court or governmental authorities in charge of matters involving unfair competition.

Our PRC patents and the layout designs may be subject to the compulsory license in accordance with the relevant regulations.

Regulations on Foreign Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE or its competent local branches.

Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and relevant supporting documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its competent local branches. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Development and Reform Commission, or their respective competent local branches.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. Remitting dividends by a wholly foreign-owned enterprise out of China shall be subject to examination by the banks designated by SAFE. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

SAFE Regulations on Employee Stock Options

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies. According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock holding plan or stock option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company shall, among others things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises as PRC domestic individuals may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC subsidiary also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.

All proceeds obtained by PRC domestic individuals from sales of stock shall be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the stock option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account.

Although the Stock Option Rule has been promulgated recently and many issues require further interpretation, we and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas listed company. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

In addition, the State Administration of Taxation recently has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

PRC Land Use Tax Tentative Regulations

Under the newly revised PRC Land Use Tax Tentative Regulations, since January 1, 2007, foreign-invested enterprises are subject to land use tax, levied on a yearly basis. As such, since January 1, 2007, our Wuxi subsidiary is subject to, and will be levied, land use tax.

PRC Technology Import and Export

According to the Regulation of PRC on Administration of Technology Import and Export effective as of January 1, 2002, technology import and export is broadly defined to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology.

Technology falling into the Catalogue of Prohibited Import or Export Technology, which is promulgated by the PRC government from time to time, shall not be imported or exported. Technology falling into the Catalogue of Restricted Import or Export Technology can only be imported or exported upon the approval of the Ministry of Commerce of China. Technology, which does not fall into the above two catalogues, can be imported or exported upon the registration with competent commercial administration authority. For technology import, any transferor or licensor of the technologies shall guarantee that it is the owner of the technologies to be transferred or it has right to transfer or license the technologies. The transferor or licensor shall be responsible for any infringement on the rights of any third parties, if the transferee or licensee uses the technologies pursuant to the technology transfer or license contract. The transferor or licensor of the technologies shall ensure that the technologies it provides are complete, correct, effective and meet the target agreed upon in the license or transfer agreement.

technology transfer or license contract. The transferor or licensor of the technologies shall ensure that the technologies it provides are complete, correct, effective and meet the target agreed upon in the license or transfer agreement.

PRC Environmental Law

We are subject to a variety of PRC environmental laws and regulations promulgated by central and local governments concerning examination and acceptance of environmental protection measures in construction projects, the use, discharge and disposal of toxic and hazardous materials, the discharge and disposal of waste water, solid waste, and waste gases, control of industrial noise and fire prevention. These laws and regulations set out detailed procedures that must be implemented throughout a project’s construction and operation phases.

An environmental impact assessment report must be submitted to the relevant environmental protection authority for review and approval before construction begins. Upon completion of construction, and prior to commencement of operations, an additional examination and acceptance by the relevant environmental protection authority is required. We can commence operations only after the examination is complete and we have received the necessary acceptance notification. Within one month after receiving approval of the environmental impact assessment report, we are required to apply to the competent environmental authority and file information on the types and quantities of liquid, solid and gaseous waste we plan to discharge, and the manner of discharge and disposal, as well as industrial noise and other related issues. If these types of waste and noise are found by the authorities to be within regulated levels, renewable discharge permits are issued for a specified period of time. We can discharge waste only after obtaining such discharge permits.

PRC’s environmental protection authority continuously monitor and conducts periodic audits on the level of our environmental protection compliance. Discharge of liquid, solid and gaseous waste above the permitted levels may result in penalties such as fines, and if not rectified within a specified period, suspension of operations.

The European Union

The European Parliament and the Council of the European Union has adopted the EU Directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment, or the RoHS, which requires the member states to promulgate laws to restrict the use of hazardous substances in electrical and electronic equipment, or EEE, and to contribute to the protection of human health and the environmentally sound recovery and disposal of waste EEE. In particular, the member states are required to ensure that from July 1, 2006 new EEEs put on the market does not contain lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls, or polybrominated dyphenyl ethers. Breaches of national provisions adopted by the member states are subject to the penalties that are “effective, proportionate and dissuasive.”

We currently sell our products to four EU member states, namely France, Germany, Italy and Sweden, and each of which has adopted its RoHS provisions. All of our products are RoHS compliant.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors as of September 1, 2007:

Name	Age	Position(s)
Executive Officers:
Dr. Yang Zhao(4)	44	President and Chief Executive Officer; Director
Shang Hsiao	46	Chief Financial Officer
Feiming Huang	41	Vice President and General Manager
Patrick Chiumiento	57	Vice President of Marketing and Business Development
Gary O’Brien	43	Vice President of Engineering
Patricia Niu	40	Vice President of Finance

Non-Employee Directors:
Roger Blethen(3)(4)	56	Director
Ron Dizy(1)	42	Director
James A. Saalfield(1)	60	Director
Michael Tung(2)(4)	52	Director
David Yang(2)(3)	39	Director
Paul M. Zavracky(2)(3)	59	Director

(1)	Messrs. Dizy and Saalfield have agreed to resign from our board of directors effective upon completion of this offering.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.
(4)	Member of the nominating committee.

There are no family relationships among any of our executive officers and directors.

Executive Officers

Dr. Yang Zhao is our founder and has served as our President and Chief Executive Officer since our inception. Dr. Zhao has over 15 years of experience in MEMS technology and related business development. Prior to founding our company in 1999, Dr. Zhao served in various management positions at Analog Devices, Inc. for seven years, where he was instrumental in developing ADI’s potential MEMS product line and forming industry-wide strategic relationships. Dr. Zhao is well-recognized in the field of MEMS technology. He has been named as an inventor on 11 U.S. patents in IC circuit, processing, packaging and MEMS technology. Dr. Zhao holds a B.S. degree in physics from Peking University, as well as a master’s degree and a Ph.D. in electrical engineering from Princeton University where he studied under Professor Daniel Tsui, who won the 1998 Nobel Prize in physics. He is currently the vice chairman of the board at the School of Engineering of Peking University.

Shang Hsiao has served as our Chief Financial Officer since 2007. Mr. Hsiao has more than 20 years of experience in financial, legal, tax and business. Prior to joining us, Mr. Hsiao served as the chief executive officer at Centuryfone Networking and Communication Co. from September 2003 to May 2007. From July 2000 to September 2003, Mr. Hsiao served as the chief financial officer at YesKey Group. From January 1994 to July 2000, Mr. Hsiao was a senior manager of business, tax, and legal advisory for Arthur Andersen LLP in Philadelphia and Shanghai. Mr. Hsiao received his J.D. degree from Rutgers School of Law in New Jersey in 1994 and a B.A. in finance and accounting from Temple University in Pennsylvania in 1989. Mr. Hsiao has been a certified public accountant since 1989 and was admitted to the Pennsylvania Bar in 1994.

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Feiming Huang has served as our Vice President and General Manager since 1999. Prior to joining us in October 1999, Mr. Huang served as a bipolar process engineer, application engineer, fab manager, packaging and testing manager, metal-oxide semiconductor division general manager, and executive vice president of China Huajing Electronics Group Corp. from 1988 to 1999. Mr. Huang finished the EMBA program at University of Warwick in England specializing in manufacturing management and quality systems in October 1999. He received a B.S. in electrical engineering from South-China Poly-tech University and an M.S. in electrical engineering Hua Zhong University.

Patrick Chiumiento has served as our Vice President Marketing and Business Development since February 2007. Mr. Chiumiento has over 25 years of experience in technical marketing, sales and business development in the semiconductor industry. Prior to joining us in February 2007, Mr. Chiumiento was the co-founder of Chipwrights. Inc., a producer of high performance DSP devices optimized for the imaging market, and served as its vice president of World Wide Sales & Business Development from 2000 to 2005 and chief executive officer from 2005 to 2007. Mr. Chiumiento co-founded N*Able Technologies, Inc. in 1996 and served as its vice president of sales and marketing from 1996 to 1999. From 1973 to 1996, Mr. Chiumiento held various vice president and management level positions at a number of companies including Databook Corporation, IBM Microelectronics, Chips and Technologies, NEC Electronics (USA), and ITT Semiconductor. He received a B.S.E.E. from University of Massachusetts at Lowell and completed his post graduate studies in Business Administration at Merrimac College and Northeastern University.

Gary O’Brien has served as our Vice President of Engineering since July 2007. Mr. O’Brien has 14 years of experience in the design and development of multiple accelerometer and pressure sensors. Mr. O’Brien joined Motorola’s Sensor Products Division in Tempe, Arizona, as a mixed signal circuit design engineer in 1993. From 1993 through 2005, he designed and developed multiple pressure, acceleration and angular rate (gyroscope) sensor systems for Motorola and its recent spin-off company, Freescale Semiconductor. From 2005 until 2007, Mr. O’Brien was an assistant professor at Arizona State University. He currently holds nine issued patents in the MEMS area, in addition to having previously generated multiple automotive accelerometer and pressure sensor/ASIC designs. Mr. O’Brien received a B.S. degree in electrical engineering with honors from the Florida Institute of Technology in Melbourne, FL, in 1988. He received an M.S. degree in electrical engineering from the Georgia Institute of Technology, Atlanta in 1993, and a Ph.D. in electrical engineering from the University of Michigan, Ann Arbor in 2004.

Patricia Niu has served as our Vice President of Finance since September 2006. Ms. Niu has over 12 years of experience in corporate finance and four years of experience in commercial banking. Prior to joining us in 2002, Ms. Niu served as the International Business Unit Controller at Key3Media Events, Inc. from 2001 to 2002 and the Senior Financial Analyst and Audit Supervisor at Fesenius Medical Care, N.A. from 1995 to 2001. From 1989 through 1995, Ms. Niu served as a commercial lender at the Savings Bank in Wakefield, Massachusetts and the Bank of China, Head Office in Beijing, China. Ms. Niu received an M.B.A. from Northeastern University in Boston in 1994 and a B.A. from Beijing Foreign Studies University in China in 1989. She is also a certified public accountant.

Non-Employee Directors

Roger Blethen has served as a director since April 2005. In 2001, Mr. Blethen was appointed chairman of the board of LTX Corporation, a major provider of semiconductor test solutions to major integrated-circuit manufacturers. Mr. Blethen served as the president and chief executive officer of LTX Corporation from 1994 to October 2005. As a co-founder of LTX in 1976, Mr. Blethen led the development and marketing of three generations of LTX semiconductor test equipment (STE) systems. Mr. Blethen served as a Director and Chairman of U.K.-based Synad Technologies Ltd. Mr. Blethen currently serves Northeastern University as a Member of the Corporation and on its Industrial Advisory Board to the Department of Electrical and Computer Engineering. Mr. Blethen recently became a charter member of the Corporate Directors’ Club, an education and networking organization for Public Company directors. Mr. Blethen received his B.S. in Electrical Engineering from Northeastern University in 1974.

Ron Dizy has served as a director since 2001. Mr. Dizy is currently president and chief executive officer of Sempa Power Systems. Prior to joining Sempa in 2007, Mr. Dizy was a partner a Celtic House since 2000. Prior to joining Celtic House, Mr. Dizy served as a portfolio manager in the venture capital group at the Ontario Teachers’ Pension Plan. In 1992, Mr. Dizy co-founded Altera Systems Corporation, a consulting firm focused on business applications of artificial intelligence. From September 1990 to August 1992, he served as Principal Knowledge Engineer at AICorp, a leading software firm in the field of business AI. He also served as Senior Consultant at Andersen Consulting from May 1987 to August 1990. Mr. Dizy has served as a director of many private companies including Sirific Wireless, Camilion Solutions, ViXS Systems, FastLane Technologies (acquired by Quest Software), Nexia Biotechnologies, ITF Optical Technologies and Pinpoint Local Positioning Systems. Mr. Dizy received a Bachelor of Applied Science degree in Industrial Engineering from the University of Toronto in 1987.

James A. Saalfield has served as a director since 1999. Mr. Saalfield has more than 20 years of experience investing in and advising early stage companies. Over the past 14 years, Mr. Saalfield has served on the board of directors of more than 25 public and private companies in the healthcare, data acquisition, data management and data distribution industries. He has served on the boards of KVH Industries, Physiometrix, PAREXEL International, Kronos, Inc., U.S. Genomics, Inc., Xanthus Pharmaceuticals Inc., Tracer Technologies Inc., Bus-Tech, Inc., and Spinwave Systems, Inc., among others. Mr. Saalfield has served as the Managing General Partner of Still River Funds and president of Still River Management Co. since 1995. Prior to founding Still River Funds, he was the Managing General Partner of Dean’s Hill Limited Partnership from 1994 to 1995. Mr. Saalfield was a General Partner of Fleet Financial Group’s venture capital funds, Fleet Venture Partners I-IV from 1985 through 1993. Earlier in his career, Mr. Saalfield served in a number of administrative positions at Harvard University, the last being Assistant Dean for Administrative Affairs at Harvard Business School in 1979. He received an M.B.A. from Harvard Business School in 1971 and a B.A. from Oberlin College in 1969.

Michael Tung has served as a director since 2004. Mr. Tung joined InveStar Capital Inc. as CFO and Managing Partner in April 2002 and is responsible for managing the investment portfolio companies in both Taiwan and U.S., including due diligence before investment, follow-on portfolio management, reporting requirements to our shareholders as well as the funding, financing/accounting related issues. Mr. Tung also serves as Managing Partner to manage the Silicon Valley office. Mr. Tung has over 20 years of experience in finance, taxation, accounting and general management. He served as CFO for more than 10 years in various organizations, including Acer America Corp., Foxconn Corporation and Fibera Inc. (a start-up company). Mr. Tung worked as Senior Audit Manager of KPMG for 10 years. Mr. Tung received a B.S. degree in Accounting from Tam Kay University.

David Yang has served as a director since 2007. Mr. Yang is a partner of The CID Group and joined the CID Group as one of the founding employees in 1998. Prior to founding The CID Group, Mr. Yang co-founded an incubator firm, Future Technology Consulting, Inc. to provide legal and advisory work to technology start-up companies in Taiwan. From 1994 to 1997, he served as a lawyer for Tsar and Tsai Law Firm and Jones Day Reavis Pogue. Mr. Yang has served as directors or observers on several private companies and two companies which he invested in are presently publicly listed, Techwell, Inc (Nasdaq: TWLL) and Advanced Analogic Technologies, Inc. (Nasdaq: AATI). Mr. Yang currently also serves as a director for Young Fast Optoelectronic Co., Ltd. Mr. Yang received a J.D. degree from Cornell University in 1993 and a B.A. degree in Asian Studies from the University of Michigan, Ann Arbor in 1990.

Paul M. Zavracky has served as a director since 1999. Dr. Zavracky’s more than 30 years of business experience includes research at MIT Lincoln Laboratory, teaching at a major university, and management of successful venture funded companies. Prior to joining Northeastern as the Dean of the School of Technological Entrepreneurship, he was the president and chief operating officer of The MicroOptical Corporation, a start-up company he co-founded. Between 1991 and 1998, he was a tenured professor of electrical engineering at Northeastern University where he established a micro-electromechanical systems program that developed both surface and bulk micromachined devices. He raised more than $9 million in research funding. Dr. Zavracky was the chief operating officer of Kopin Corporation, a venture backed company that he and a small group of colleagues from the Massachusetts Institute of Technology’s Lincoln Labs started. He led the effort in establishing Kopin’s SOI materials capability as an enabling technology for liquid crystal microdisplays. Dr. Zavracky spent five years at The Foxboro Company as principal scientist and technical group leader establishing a MEMS program beginning in 1980. Dr. Zavracky also spent five years at Coulter Corporation managing the government system group working on electrophotographic film and five years at MIT Lincoln Laboratory where he was involved in the development of materials for solar energy applications. He obtained his Ph.D. in physics at Tufts University. He holds bachelors and master’s degrees in physics from Northeastern University. He has more than 100 publications and 67 issued patents.

Board Composition upon Completion of This Offering

Our bylaws effective upon completion of this offering provides that our board of directors shall consist of three to nine members, except that whenever we have only one stockholder, we may have only one director. Other than the foregoing, our board of directors will determine the number of directors from time to time by board resolution.

Prior to the completion of this offering, our board of directors consisted of seven directors. These seven directors were nominated and elected in accordance with the provisions of our amended and restated certificate of incorporation and the amended and restated stockholders’ voting agreement between us, Dr. Zhao and all holders of our preferred stock. Upon completion of this offering, the nominating and voting provisions in our amended and restated stockholders’ agreement will terminate, and our then-effective certificate of incorporation will not contain such provisions, and none of our stockholders will have any special rights regarding the election or designation of board members. See “Certain Relationships and Related Party Transactions—Relationship with Our Directors”.

Messrs, Dizy and Saalfield have agreed to resign from our board of directors effective upon completion of this offering. As a result, upon completion of this offering, our board of directors will consist of five members, one of whom will be Dr. Zhao, our President and Chief Executive Officer. Upon completion of this offering, our board of directors will be divided into three classes, each of which will be subject to re-election every three years, as follows:

•	Class I directors, which will initially consist of and , will serve for a term ending on the date of the annual meeting in 2008;

•	Class II directors, which will initially consist of and , will serve for a term ending on the date of the annual meeting in 2009; and

•	Class III director, which will initially consist of , will serve for a term ending on the date of the annual meeting in 2010.

Each director is elected for a term of three years and serves until a successor is duly elected or until his or her death, resignation or removal. This classification of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of our board of directors. This classified board of directors may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. See “Risk Factors—Risks Related to This Offering—Delaware law and provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control.”

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating committee.

Audit committee.    Our audit committee consists of Messrs. Blethen, Tung and Yang, with Mr. Tung serving as chair. Our audit committee oversees our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee evaluates the qualifications, independence and performance of our independent auditor; engages and determines the compensation of the independent auditor; approves the retention of the independent auditor to perform any proposed permissible non-audit services; reviews our financial disclosures, including our critical accounting policies and internal controls over financial reporting; prepares an annual report to our stockholders for inclusion in our proxy statement; reviews and approves in advance any proposed related party transactions; and discusses with management and the independent auditor the results of the annual audit and our financial statements. We believe that our audit committee members meet the requirements for independence and financial literacy under the current requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Global Market and the SEC rules and regulations. In addition, the board of directors has determined that Mr. Tung is qualified as an “audit committee financial expert” within the meaning of the SEC rules and regulations.

Compensation committee.    Our compensation committee consists of Messrs. Blethen, Yang and Zavracky, with Mr. Blethen serving as chair. Our compensation committee administers our stock option plans and employee stock purchase plans; recommends to our board of directors the compensation of our executive officers; prepares a report of the committee required by the rules of the SEC to be included in our proxy statement; recommends to our board of directors any performance-based awards to be granted to any of our executive officers or other employees; recommend to our board of directors the terms and conditions of any employment agreement and any arrangements regarding severance or change of control payments with any of our executive officers; recommend to our board of directors, and review periodically, the compensation of our directors, recommend to our board of directors, and review periodically, the composition of our plans and programs for employee compensation. We believe that each member of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of The NASDAQ Global Market and the SEC rules and regulations.

Nominating committee.    Our nominating committee consists of Messrs. Blethen, Tung, and Zhao, with Mr. Tung serving as chair. Our nominating committee identifies individuals qualified to become members of the board and to recommend to our board of directors nominees for election as directors. We believe that Messrs. Blethen and Tung meet the independence requirements under The Nasdaq Global Market and SEC rules. Dr. Zhao, as our President and Chief Executive Officer, is not independent under these rules. However, under the Nasdaq Global Market and SEC rules, we are permitted to maintain a nominating committee comprised of less than all independent members for one year from the initial listing of our securities.

Code of Conduct and Code of Ethics

Our board of directors has adopted a code of conduct, which establishes the standards of ethical conduct applicable to all of our directors, officers and employees. Our code of conduct addresses issues relating to, among other things, conflicts of interest, related party transactions, use of company funds and sensitive payments, corporate opportunities, internal controls over financial reporting, and confidential information. In addition, our board of directors has adopted a code of ethics applicable to our chief executive officer and chief financial officer. Our code of ethics sets guidelines for these individuals to implement policies and procedures to enhance disclosure and reporting system at our company.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of our compensation committee has ever been an executive officer or employee of our company.

Limitations on Director and Officer Liability and Indemnification

Our amended and restated certificate of incorporation effective upon completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

COMPENSATION DISCUSSION AND ANALYSIS

General

We seek to attract and retain talented and dedicated executive officers in the semiconductor industry. To that end, we aim to compensate our executive officers in a manner consistent with our strategy and competitive practice and to align executive officers’ incentives with stockholder value creation.

We view each component of executive compensation as related but distinct, and we also review total compensation of our executive officers to ensure that our overall compensation goals are met. The compensation committee determines appropriate compensation levels based on independent compensation reports to evaluate compensation paid by our peer companies in the semiconductor and other advanced technology- and information technology-related industries, input from our board of directors, achievement of profit and business objectives, and other considerations it deems relevant. We have conducted an annual benchmark review of our Chief Executive Officer’s compensation as well as the appropriate mix of different forms of compensation based on an annual independent and commercially available compensation report of private companies in the semiconductor and other advanced technology- and information technology-related industries. In addition, we evaluate the Chief Executive Officer’s performance measured against specific annual performance objectives and milestones. For 2006, the performance objectives included revenue and profit growth, gross margin performance, expense control, introduction of new products to market, key accounts won and lost, and recruitment of key personnel, among others. We generally seek to ensure that compensation is appropriate for an executive officer’s level of responsibility and for the promotion of future performance.

We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. Historically, our compensation committee determined the compensation packages of Yang Zhao, our founder and Chief Executive Officer. Dr. Zhao determined the compensation of our other executive officers. For compensation decisions regarding the grant of equity compensation, the board of directors typically considers recommendations from Dr. Zhao. Upon completion of this offering, our compensation committee will play a more prominent role in determining the compensation of all our executive officers. In addition, we plan to hire a compensation consultant to review and recommend the appropriate compensation for our executive officers. Compensation of each executive officer, other than that of our Chief Executive Officer, will be proposed by our Chief Executive Officer and will be subject to approvals by our compensation committee. Compensation of our Chief Executive Officer will continue to be determined by our compensation committee.

Although we have not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we believe it is important for these executive officers to also have some equity ownership in our company to provide them with long-term incentives to build value for our stockholders. Accordingly, since 2000, we have granted our principal executive officers certain equity awards. We determine the amount of grants to each executive officer based on their prior experience if newly recruited, their ability to meet performance goals, whether they attained notable achievements, and their contribution to our overall performance. We believe that the awards are sufficient to provide these long-term incentives. We intend to implement and maintain compensation plans that tie a substantial portion of our executive officers’ overall compensation to our short-term and long-term performance. We believe that a performance-based compensation is an important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining highly-qualified executive officers.

Accounting Considerations

Section 162(m) of the Code limits our deduction for federal income tax purposes to not more than $1.0 million of compensation paid to individual executive officers in a calendar year. Compensation above $1.0 million may be deducted if it is “performance-based compensation.” The compensation committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers will be designed to qualify as “performance-based compensation.” To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the compensation committee has not adopted a policy that requires all compensation to be deductible. However, the compensation committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the compensation committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Effective January 1, 2006, we adopted the fair market value provisions of SFAS 123(R). Under SFAS 123(R), we are required to estimate and record an expense for each award of equity compensation (including stock options and restricted common stock) over the vesting period of the award. The compensation committee has determined to retain our equity compensation program and has approved our 2007 Stock Incentive Plan (the “2007 Stock Plan”) with 3,000,000 authorized shares available for the granting of stock options and equity awards which we will recognize this expense on an ongoing basis according to SFAS 123(R). We generally grant equity awards to our employees based on applicable accounting guidance at fair market value on the grant date in accordance with the determination in good faith by the compensation committee of our board of directors. Our compensation committee approved the engagement of an independent third-party valuation firm to assist its determination of fair market value of the equity awards in 2006 and 2007.

Elements of Compensation

We evaluate individual executive officer performance with a goal of setting compensation at levels we believe are comparable with executive officers in other companies of similar size, industry, comparability of labor markets and product offering, market capitalization, research and development investment, financial performance, and stage of development, which we consider to be our peer group companies. We have derived information relating to compensation levels from an independent and commercially available compensation report (the annual “Compensation & Entrepreneurship Report in Information Technology”, or the Report). The Report is a survey of companies in the private sector and does not identify the companies sampled by name, but anonymously classifies companies by size, region and business segment. In light of the Report, we subjectively attempt to keep the compensation of our executive officers within reasonable limits.

In determining compensation for our Chief Executive Officer in 2006 and 2007, the compensation committee had considered the stage of our development in setting his base salary and target bonus at approximately the 75th percentile of the private companies surveyed in the Report, after taking into account aging of the data. The compensation committee considered the 75th percentile to be appropriate because it believed that we were comparable to the upper end of the companies in the survey in terms of size, number and success in financing and in terms of a high level of performance for a company of our age. For his 2008 compensation, the compensation committee expects to use a peer group chart of companies that have recently gone public, including such companies as Bladelogic, DivX, GSI Technology, Salary.com, and Solarfun Power, and expects to set his base salary at between the 50th and 60th percentile (taking into account pre-aging of the historical data) and target bonus at between the 50th and 60th percentile of such companies.

In determining compensation for our other executive officers in 2006 and 2007, our Chief Executive Officer sought to set overall compensation that is competitive and commensurate with each officer’s experience. For existing executive officers, he sought to set overall compensation at approximately the 75th percentile of the private companies surveyed in the Report. For newly hired executive officers, each element of compensation as well as overall compensation was set at approximately 50th percentile of the companies surveyed in the Report. However, this is not a strict formula as the weight of each element of compensation may vary based on individual contribution to our overall performance as well as on individual negotiations with the executive officers who may have differing preferences for equity or cash compensation. At this time, compensation paid to our executive officers consists of the following elements:

Base salary.    Base salaries for our executive officers are established by our Chief Executive Officer based on his considerations of the scope of their responsibilities and individual experience, taking into account competitive market compensation as reviewed in the Report. Base salaries are reviewed at least annually based on performance and adjusted from time to time after taking into account individual experience, responsibilities and overall performance. Currently, the compensation committee determines the base salary of Dr. Zhao. Prior to this offering, our process for setting compensation has been informal compared with other public companies based on a review of their public filings. After this offering, we expect that the base salary for the other executives will be subject to approval of the compensation committee and the process will likely become more formalized. However, we have not determined a formal process to date. In 2006, our executive officers, Dr. Zhao, Patricia Niu, and Feiming Huang received an annual base salary of $200,000, $103,966, and $109,572, respectively. Three of our executive officers joined us in 2007: in July 2007, Shang Hsiao became our Chief Financial Officer with an annual base salary of $150,000; in February 2007, Patrick Chiumiento became our Vice President of Marketing and Business Development with an annual base salary of $180,000; and in July 2007, Gary O’Brien became our Vice President of Engineering with an annual base salary of $160,000.

Discretionary annual bonus.    In addition to base salaries, our executive officers are awarded discretionary annual bonuses that are intended to reward officers for achievement of profit and business goals and for achieving individual annual performance objectives. These objectives may vary depending on the individual executive officer, but relate generally to financial and operational targets. In 2006, the compensation committee established a bonus plan focused on revenue, major account wins and introduction of new products to market with the weight of each element varying depending on the executive officer’s responsibilities. Bonus levels depended on each executive officer’s performance measured against specific performance objectives. Annual bonuses are paid in cash in an amount reviewed and approved by our board of directors, which has worked to determine the performance and operational criteria necessary for the award of such bonuses. The compensation committee retained discretion over the bonus plan and had the right to terminate it at any time.

Under the bonus plan, the target bonus payment any executive officer, with the exception of Dr. Zhao, could receive is measured as a fixed percentage of such executive officer’s salary based on whether the performance objectives were met. The actual bonus payment varies based on how well the executive officer achieved the pre-determined performance objectives.

In 2006, the performance objectives for our Chief Executive Officer included a revenue target with increasing bonus amounts for every million dollar achieved above the target. For reaching the target of an approximately 22% increase in revenue, the bonus was $8,000; approximately 33% increase in revenue, the bonus was $17,000; approximately 44% increase in revenue, the bonus was $31,000; approximately 55% increase in revenue, the bonus was $49,000; approximately 66% increase in revenue, the bonus was $70,000; approximately 77% increase in revenue, the bonus was $90,000; approximately 88% increase in revenue, the bonus was $108,000; and approximately 99% increase in revenue, the bonus was $129,000. In addition, the committee provided incentives to our Chief Executive Officer for each key account won, for each new product developed and delivered, and upon assembling the management team in the amounts of $10,000, $20,000 and $25,000, respectively. In addition, during 2006, the compensation committee, in its discretion, reduced the stockholder loan granted by the Company to our Chief Executive Officer in consideration of his performance in 2005 by $50,000 and added a tax gross-up for the amount reduced of $34,960.

In 2006, the performance objectives for our Vice President of Operations included surpassing a net income target by at least 5% for a bonus of a 2% of base salary and a 2% additional bonus for each incremental 5% increase, surpassing a revenue target for our China operations at a pre-determined baseline for a bonus of 5% of base salary for each $1 million increase above the baseline. In addition, maintaining 100% on-time order shipment as net sales increase, maintaining a customer return rate below 10 units per million units shipped and reducing costs by 10% were rewarded with a bonus of 5%, 5% and 10% of base salary, respectively. The performance objectives for our Vice President of Finance included reaching a net income target for a bonus of 8% of base salary and an additional 8% bonus for each incremental 10% increase. Maintaining internal financial control within target was rewarded with a 10% bonus of base salary. Both Vice Presidents’ target bonuses for 2006 were 30% of their base salary. Given our strong performance in 2006, most individual performance objectives were met. Based on our historical performance and growth as a privately held company, the compensation committee believed that the probability of achieving these objectives were challenging but achievable.

In 2007, the performance objectives for our Chief Executive Officer include a revenue target with increasing bonus amounts for every million dollar achieved above the target. For reaching the target of an approximately 46% increase in revenue over 2006, the bonus will be $8,000; approximately 54% increase in revenue, the bonus will be $17,000; approximately 62% increase in revenue, the bonus will be $31,000; approximately 69% increase in revenue, the bonus will be $49,000; approximately 77% increase in revenue, the bonus will be $70,000; approximately 85% increase in revenue, the bonus will be $90,000; approximately 92% increase in revenue, the bonus will be $108,000; approximately 100% increase in revenue, the bonus will be $129,000; approximately 108% increase in revenue, the bonus will be $155,000; and approximately 115% increase in revenue, the bonus will be $185,000. The additional incentives for our Chief Executive Officer remained the same as in 2006. Although the revenue target for 2007 is more challenging than 2006, we believe it is achievable given the growth we have experienced in 2007.

In 2007, the compensation committee applied the same bonus plan as in 2006 for our Vice President of Operations and Vice President of Finance. The compensation committee, with the recommendation of our Chief Executive Officer, established performance objectives for the new executive officers who joined in 2007. Our Chief Financial Officer will be eligible for a discretionary bonus of $50,000. The performance objectives for our Vice President of Engineering for 2007 included reaching a net income target for a bonus of 2% of base salary and an additional 2% bonus for each incremental 10% increase in net income above the target, successful introduction and development of new product with a 10% bonus per product, and development and on-time introduction of technology platform with which to implement each new product with a 10% bonus per product. The performance objectives for our Vice President of Marketing and Business Development for 2007 included reaching a net income target for a bonus of 2% bonus of base salary and an additional 2% bonus for each incremental 5% increase in net income above the target, key partnership development with a 10% bonus per new relationship, and on-time introduction of new product with respect to product solution, strategic positioning and introduction to market with a 10% bonus for each new product. For our vice presidents, the target bonus for 2007 was 30% of their base salary. Based on amounts paid out and earned in 2006, we anticipate approximately the same level of achievement in 2007.

In February 2007, Mr. Chiumiento was provided with a guaranteed bonus after the first six months of employment of $10,000 in accordance with his offer letter. In July 2007, Gary O’Brien became our Vice President of Engineering and was provided with a guaranteed bonus after the first six months of employment of $8,000 in accordance with his offer letter.

Long-term incentives.    We believe that our current compensation structure is sufficient to align the interests of our executive officers with those of our stockholders and that long-term performance is achieved through an ownership culture that encourages performance by our named executive officers through the use of stock-based awards. We utilize stock options and restricted common stock to ensure that our named executive officers have a continuing stake in our long-term success. In the past, we have granted stock options and equity awards to our executive officers through our 2000 Stock Plan. We have since implemented the 2007 Stock Incentive Plan to grant stock options and equity awards to our executive officers, thereby increasing the number of authorized shares available for issuance by 3,000,000 shares, subject to potential adjustments. See “—2007 Stock Incentive Plan.” The board of directors has considered outstanding job performance, contributions to our company and achievement of certain benchmarks in granting past awards as well as considered the Report and the level of equity awards to employees of peer companies.

In August 2007, we had approximately 1.73 million shares in the 2000 Stock Plan available for grant. In consideration of the excellent job of growing and managing the Company, we granted approximately 895,000 of those shares to approximately 100 employees. Of these allocations, Mr. Huang received 200,000 shares and

Ms. Niu received 100,000 shares, which will vest 25% at each anniversary of grant at a modified exercise price of $3.82 per share.

On October 2, 2007, we also granted Dr. Zhao 500,000 options to purchase shares for an exercise price of fair market value on the date of grant to be vested in equal installments over four years from the 2000 Stock Plan and an additional 500,000 performance-based options for an exercise price of fair market value on the date of grant from the 2007 Stock Plan to be vested upon (i) completion of IPO and (ii) achievement of certain annual earnings before taxes thresholds for the four consecutive fiscal years commencing on the first fiscal year ending after the IPO is completed; or (iii) in the event (i) and (ii) are not achieved, 100% of the options will vest on the eighth anniversary of the grant date.

Dr. Zhao’s grant was determined by a majority of our shareholders with input from the compensation committee regarding chief executive officer share ownership as compared with the private companies surveyed in the Report. When the total 1,000,000 options granted fully vests, Dr. Zhao’s equity ownership will be below the 50th percentile of the companies in the Report.

We have granted stock options to each of the three executive officers who joined us in 2007. On February 5, 2007, we granted Mr. Chiumiento stock options to purchase 220,000 shares of our common stock at an exercise price of $0.77 per share. On July 12, 2007, we granted Mr. Hsiao stock options to purchase 550,000 shares of our common stock at an exercise price of $2.44 per share. On July 26, 2007, we granted Mr. O’Brien stock options to purchase 110,000 shares of our common stock at an exercise price of $2.44 per share. For new hires such as Messrs. O’Brien, Hsiao and Chiumiento, equity awards were commensurate with individual experience, but were also subject to individual negotiation. The amount of each grant took into account current executive officers and the specific number of shares and their value at the time of grant required to recruit each individual. Prior to the offering, Dr. Zhao has recommended to the compensation committee the amount of equity grants to the named executive officers, with the exception of himself. The compensation committee considers his recommendation and the above considerations in awarding each equity grant.

We have not adopted stock ownership guidelines and the 2000 Stock Plan has provided the principal method for our executive officers to acquire equity or equity-linked interests in our company in the past.

Other compensation and benefits.    We maintain employment benefits that are provided to certain full-time employees, including health insurance, housing, gasoline mileage reimbursements, retirement savings and 401(k) plan, short and/or long-term disability insurance, group and supplemental life insurance. We also provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at our peer group of companies, companies of similar size, industry, comparability of labor markets and product offering, market capitalization, research and development investment, financial performance, and stage of development.

Executive Compensation

2006 Summary Compensation Table.    The following table sets forth compensation information for our Chief Executive Officer, our Chief Financial Officer or someone serving in a similar capacity, and our other most highly compensated officer for the year ended December 31, 2006. We had no other executive officers who received compensation in excess of $100,000 in the year ended December 31, 2006. These executive officers are referred to as the “named executive officers” elsewhere in this prospectus. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

	2006 annual compensation		Long term compensation awards		All other compensation ($)		Total ($)
Name and principal position	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($) (1)
Yang Zhao	200,000	165,000	—	—	84,960	(2)	449,960
President & Chief Executive Officer

Feiming Huang	109,572	27,393	—	—	—		136,965
Vice President–Operations

Patricia Niu	103,966	16,016	—	2,114	—		122,096
Vice President–Finance

(1)	Reflects the compensation expense recognized in 2006 under SFAS 123(R) as reported in our financial statements. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Critical Accounting Policies — Stock-Based Compensation” for a discussion of the relevant assumptions used in calculating the compensation expense.
(2)	Reflects the partial forgiveness in the amount of $50,000 of a stockholder loan to Dr. Zhao in consideration for his performance in 2005 and includes an income tax gross-up for such amount.

Grants of plan-based awards in 2006.    We have granted and plan to continue to grant stock options to executive officers, employees and other service providers to purchase our common stock. The following table provides information regarding grants of plan-based awards to our named executive officers during the year ended December 31, 2006.

Name	Grant date	Option awards: number of securities underlying options		Exercise or base price of option awards	Grant date fair value of option awards
Patricia Niu	November 9, 2006	50,000	(1)	$0.77	$38,500

(1)	None of these options had vested as of December 31, 2006. The options vest 25% on each anniversary of grant.

Outstanding equity awards at December 31, 2006.    The following table provides information concerning outstanding equity awards as of December 31, 2006, by each of our named executive officers.

Name	Number of securities underlying unexercised options exercisable (#)		Number of securities underlying unexercised options unexercisable (#)		Option exercise price ($)	Option expiration date
Yang Zhao	46,250	(1)	138,750		0.15	01/01/2015
Feiming Huang	120,000	(2)	—		0.50	10/22/2009
	80,000	(3)	—		0.50	02/28/2011
	60,000	(4)	20,000		0.15	03/14/2013
	60,000	(5)	20,000		0.15	03/14/2013
	300,000	(6)	100,000		0.15	12/15/2013
Patricia Niu	17,500	(7)	12,500		0.15	09/08/2013
	25,000	(8)	25,000		0.15	09/08/2014
	—		50,000	(9)	0.77	11/09/2016

(1)	This option was granted under the 2000 Stock Plan on February 10, 2005 and vested for a period of four years beginning January 1, 2005. The options vest 25% each year and will be fully vested on January 1, 2009.
(2)	This option was granted under the 2000 Stock Plan on March 30, 2000 and vested for a period of four years beginning October 22, 1999. The options vested 25% each year and was fully vested on October 22, 2003.
(3)	This option was granted under the 2000 Stock Plan on February 28, 2001 and vested for a period of four years beginning February 28, 2001. The options vested 25% each year and was fully vested on February 28, 2005.
(4)	This option was granted under the 2000 Stock Plan on March 14, 2003 and vested for a period of four years beginning March 14, 2003. The options vested 25% each year and was fully vested on March 14, 2007.
(5)	This option was granted under the 2000 Stock Plan on January 9, 2004 and vested for a period of four years beginning March 14, 2003. The options vested 25% each year and was fully vested on March 14, 2007.
(6)	This option was granted under the 2000 Stock Plan on December 15, 2003 and vested for a period of four years beginning December 15, 2003. The options vested 25% each year and will be fully vested on December 15, 2007.
(7)	This option was granted under the 2000 Stock Plan on September 25, 2003 and vested for a period of four years beginning September 8, 2003. The options vested 25% each year and was fully vested on September 8, 2007.
(8)	This option was granted under the 2000 Stock Plan on October 15, 2004 and vested for a period of four years beginning September 8, 2004. The options vest 25% each year and will be fully vested on September 8, 2008.
(9)	This option was granted under the 2000 Stock Plan on November 9, 2006 and vested for a period of four years beginning November 9, 2006. The options vest 25% each year and will be fully vested on November 9, 2010.

Exercise of Stock Options and Stock Vested During 2006.    The following table set forth the stock options exercised by named executive officers during the period from January 1, 2006 to December 31, 2006:

	Option awards
Name	Number of shares acquired on exercise	Value realized on exercise ($)(1)
Patricia Niu	20,000	$12,400

(1)	Based on the difference between the fair market price of the shares at the date of exercise, $0.77 per share, as determined by our board of directors, and the exercise price of the options of $0.15 per share.

2000 Omnibus stock plan

Our 2000 Stock Plan was adopted by our board of directors on March 29, 2000 and approved by our shareholders on the same day. The Plan provides for the grant of:

•	incentive stock options, within the meaning of Section 422 of the Code, as amended, or the Internal Revenue Code, to our officers and employees;

•	non-qualified stock options to our directors, officers, employees and consultants; and

•	restricted common stock to our directors, officers, employees and consultants.

We refer to incentive stock options together with non-qualified stock options as “stock options”.

Number of underlying shares of common stock.    We have reserved an aggregate of 5,938,000 shares of our common stock for issuance pursuant to the 2000 Stock Plan, as amended. As of September 30, 2007, 3,504,360 shares of stock options were outstanding and 752,850 shares were available for future grant under the 2000 Stock Plan.

Administration.    The 2000 Stock Plan is administered by our board of directors or a compensation committee comprising two or more of its members. The administrator has the authority to:

•	determine who will receive the stock options and restricted stock, and when the stock options and restricted stock will be granted;

•	determine option price of the stock options and purchase price of restricted stock;

•	determine whether each stock option granted will be an incentive stock option or a non-qualified stock option;

•	determine when and for how long a stock option can be exercised;

•	determine whether restrictions will be imposed on stock options and restricted stock, and the nature of such restrictions;

•	interpret the 2000 Stock Plan and prescribe and rescind related rules and regulations; and

•	convert incentive stock options that have not been exercised into non-qualified stock options, at the written request of an optionee, prior to the expiration of the exercise period.

Grants.    Stock options or restricted stock may be granted under the 2000 Stock Plan any time on or after March 29, 2000, and prior to March 29, 2010.

Exercise and termination.    Shares underlying the stock options and restricted stock that expire or terminate without vesting or being exercised will again become available for grant under the 2000 Stock Plan. Stock options granted expire on the date specified by the compensation committee, but not more than ten years from the date of the grant. In the case of incentive stock options granted to an employee owning more than ten percent of all classes of our stock, such stock options cannot expire more than five years from the date of grant.

Price limitations on incentive stock options.    The exercise price of incentive stock options cannot be less than the fair market value of our common stock on the date of the grant. In addition, in the case of employees owning more than ten percent of the total combined voting power of all classes of our stock, the exercise price of these options cannot be less than 110% of the fair market value of our common stock on the date of the grant. The aggregate fair market value (determined on the date of the grant) of our common stock for which the incentive stock options granted are exercisable for the first time by such employee during any calendar year cannot exceed $100,000.

Termination of employment.    Incentive stock options terminate 60 days after an employee ceases employment with us for reasons other than due to death or disability or earlier specified expiration dates, and 180 days if the termination of employment is due to death or disability. In the case a non-person entity holding a non-qualified stock option is dissolved, liquidated, becomes insolvent or enters into a merger or acquisition such that the optionee is not the surviving entity, such option shall terminate immediately.

Adjustments or change in control.    In the event of a change in our common stock by reason of a stock split or reverse stock split, or merger, consolidation, reorganization or similar change, the 2000 Stock Plan provides for automatic adjustments to the number and kind of shares available for grant and subject to outstanding stock options or restricted stock, as applicable, as well as the price per share under outstanding stock options or restricted stock to preserve the relative value of rights granted or available for participants under the 2000 Stock Plan.

Transferability.    Stock options cannot be assigned or transferred by the option holder except by will or by the laws of descent and distribution, and during the lifetime of the option holder, each option shall be exercisable only by the option holder.

Restricted stock.    Shares issued pursuant to a grant of restricted stock are shares of common stock that vest according to the terms and conditions established by our board of directors or compensation committee as the administrator. During the restricted period applicable to the restricted stock, it may not be sold, assigned, transferred, pledged or otherwise disposed of, except by will or the laws of descent and distribution, or as otherwise determined by the compensation committee. We have the option to repurchase the common stock exercisable: (i) if the participant’s employment with, or performance of services for, our company terminates before the restricted period ends (other than for reasons described in the following sentence); (ii) if the participants fails to pay the required federal, state, local or foreign income or other taxes on the restricted stock; or (iii) under other circumstances determined by the compensation committee. If a participant’s employment with, or performance of services for, our company terminates for reasons due to death, disability, retirement, the compensation committee may determine to cancel the repurchase option and any other restrictions on such participant’s restricted stock.

Amendment.    Our board of directors is generally authorized to terminate or amend the 2000 Stock Plan. However, any amendment to the 2000 Stock Plan that (i) increases the total number of shares that may be issued under the 2000 Stock Plan (other than pursuant to automatic adjustments described above); (ii) changes the class of persons eligible to participate in the 2000 Stock Plan; or (iii) materially increases the benefits to participants under the 2000 Stock Plan, requires a stockholder approval obtained within 12 months before or after the relevant board resolution is adopted.

2007 Stock incentive plan

Our 2007 Stock Plan was approved by our board of directors on September 5, 2007 and is pending our shareholders’ approval. The 2007 Stock Plan provides for the grant of:

•	incentive stock options, within the meaning of Section 422 of the Code (“Section 422”) to our officers and employees;

•	non-qualified stock options to our directors, officers, employees and consultants; and

•	restricted common stock to our directors, officers, employees and consultants.

We refer to incentive stock options together with non-qualified stock options as “stock options”.

Number of underlying shares of common stock.    We have reserved an aggregate of 3,000,000 shares of our common stock for issuance pursuant to the 2007 Stock Plan. The maximum number of share shall be increased in each of the first five anniversaries of the 2007 Stock Plan adoption date by an amount, if any, equal to the lesser of (i) 600,000 shares and (ii) an amount determined by the board. The maximum number of shares that may be issued pursuant to the 2007 Stock Plan shall also be increased on each occasion that we issue 50,000 or more shares of its common stock by 10% of the number of shares issued. However, the maximum number of shares that may be issued pursuant to the 2007 Stock Plan shall not exceed 6,000,000 shares in any event, except as adjusted.

Administration.    The 2007 Stock Plan is administered by our board of directors or a compensation committee comprising two or more of its members. The administrator has the authority to:

•	determine who will receive the stock options and restricted stock, and when the stock options and restricted stock will be granted;

•	determine option price of the stock options and purchase price of restricted stock;

•	determine whether each stock option granted will be an incentive stock option or a non-qualified stock option;

•	determine when and for how long a stock option can be exercised;

•	determine whether restrictions, if any, will be imposed on stock options and restricted stock, and the nature of such restrictions; and

•	interpret the 2007 Stock Plan and prescribe and rescind related rules and regulations.

Grants.    Stock options or restricted stock may be granted under the 2007 Stock Plan any time on or after August 29, 2007, and prior to August 29, 2017.

Exercise and termination.    Stock options shall be fully exercisable on the date of grant or thereafter in such installments as the compensation committee determines. Once an installment is exercisable, it shall remain exercisable until expiration or termination of the stock option, unless otherwise specified by the compensation committee. Each stock option or installment may be exercised at any time or from time to time, in whole or in part, for up to the total number of exercisable shares. The compensation committee has the right to accelerate the date of exercise of any installment except such installment granted to an employee as an incentive stock option if acceleration would violate annual vesting limitation of Section 422. Shares underlying the stock options and restricted stock that expire or terminate without vesting or being exercised will again become available for grant under the 2007 Plan.

Price limitations on incentive stock options.    The exercise price of incentive stock options cannot be less than the fair market value of our common stock on the date of the grant. In addition, in the case of employees owning more than ten percent of the total combined voting power of all classes of our stock, the exercise price of these options cannot be less than 110% of the fair market value of our common stock on the date of the grant. The aggregate fair market value (determined on the date of the grant) of our common stock for which the incentive stock options granted are exercisable for the first time by such employee during any calendar year cannot exceed $100,000.

Termination of employment.    Incentive stock options terminate 60 days after an employee ceases employment with us or on an earlier specified expiration date for reasons other than due to death or disability. An approved leave of absence of no more than 90 days or, if longer, any period during which such optionee’s right to reemployment is guaranteed by statute shall not be considered interruption of employment. Incentive stock options and non-qualified options terminate 180 days after cessation of employment as a result of death or disability. In the case a non-person entity holding a non-qualified stock option is dissolved, liquidated, becomes insolvent or enters into a merger or acquisition such that the optionee is not the surviving entity, such option shall terminate immediately.

Adjustments or change in control.    In the event of a change in our common stock by reason of a stock split or reverse stock split, or merger, consolidation, reorganization or similar change, the 2007 Stock Plan provides for automatic adjustments to the number and kind of shares available for grant and subject to outstanding stock options or restricted stock, as applicable, as well as the price per share under outstanding stock options or restricted stock to preserve the relative value of rights granted or available for participants under the 2007 Stock Plan. If we issue any of our shares as a stock dividend which shares are of the same class as that subject to the option, each optionee upon exercising a stock option shall be entitled to receive the number of shares as per the declared stock dividend and cash in lieu of fractional shares as the optionee would have been entitled to between the date of the stock option grant and the date of exercise.

Transferability.    Stock options cannot be assigned or transferred by the option holder except by will or by the laws of descent and distribution, and during the lifetime of the option holder, each option shall be exercisable only by the option holder.

Lock-up agreement.    Should we or managing underwriters of any underwritten offering of our securities request, stock option holders or purchasers of restricted stock shall agree in writing that for a period of 180 days from the effective date of the registration statement for such offering plus such additional period, not to exceed 18 days, as may be necessary to enable the underwriters to comply with Conduct Rule 2711(f) of the Financial Industry Regulatory Authority, Inc., the holder or purchaser will not sell, grant or otherwise dispose of any shares of common stock owned or controlled.

Restricted stock.    Shares issued pursuant to a grant of restricted stock are shares of common stock that vest according to the terms and conditions established by our board of directors or compensation committee as the administrator. During the restricted period applicable to the restricted stock, it may not be sold, assigned, transferred, pledged or otherwise disposed of, except by will or the laws of descent and distribution, or as otherwise determined by the compensation committee. We have the option to repurchase the common stock exercisable: (i) if the participant’s employment with, or performance of services for, our company terminates before the restricted period ends (other than for reasons described in the following sentence); (ii) if the participants fails to pay the required federal, state, local or foreign income or other taxes on the restricted stock; or (iii) under other circumstances determined by the compensation committee. If a participant’s employment with, or performance of services for, our company terminates for reasons due to death, disability, retirement, the compensation committee may determine to cancel the repurchase option and any other restrictions on such participant’s restricted stock.

Amendment.    Our board of directors is generally authorized to terminate or amend the 2007 Stock Plan. However, any amendment to the 2007 Stock Plan that (i) increases the total number of shares that may be issued under the 2007 Stock Plan (other than pursuant to automatic adjustments described above); (ii) changes the class of persons eligible to participate in the 2007 Stock Plan; or (iii) materially increases the benefits to participants under the 2007 Stock Plan, requires a stockholder approval obtained within 12 months before or after the relevant board resolution is adopted.

Pension benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the fiscal year ended December 31, 2006.

Nonqualified defined contribution and other nonqualified deferred compensation plans

Our named executive officers did not earn any nonqualified compensation benefits from us during the fiscal year ended December 31, 2006.

Employment arrangements with named executive officers

We have not entered into employment agreements with our named executive officers. The terms of employment are provided for in our offer letters to the officers, which are described as follows:

Dr. Yang Zhao.    Dr. Zhao is our Chief Executive Officer and President. As our founder, Dr. Zhao did not receive any offer letter, and compensation is determined by our compensation committee.

Shang Hsiao.    In July 2007, we offered Mr. Hsiao the position of Chief Financial Officer. The offer provides that Mr. Hsiao receive an annual base salary of $150,000 and will be eligible to receive stock option to purchase 550,000 shares of common stock at an exercise price determined as of the date of the grant. The stock option vests over four years in equal shares at each anniversary of employment. Mr. Hsiao is also eligible to participate in our general employee benefit plans. Mr. Hsiao is employed “at-will” as the offer does not provide for any specific length of employment. The offer included non-disclosure, non-competition and non-solicitation provisions.

Feiming Huang.    In June 1999, we offered Mr. Huang the position of Vice President in charge of our China manufacturing operations. Mr. Huang is currently our Vice President and General Manager. Mr. Huang’s compensation consists of an annual salary, as amended, is $114,082 per year plus discretionary bonus, and an equity ownership of two percent of our company based on the valuation of our company immediately prior to the venture capital financing at the time. Mr. Huang’s equity award were in the form of stock options that fully vested in equal installments over a period of four years.

Patrick Chiumiento.    In February 2007, we offered Mr. Chiumiento the position of Vice President of Marketing and Business Development. The offer provides that Mr. Chiumiento receive an annual salary of $180,000 with a guaranteed bonus of $10,000 after six months of service. Mr. Chiumiento will be eligible for performance bonuses based on satisfying specific objectives and our financial performance as well as for stock option to purchase 220,000 shares of common stock at an exercise price determined as of the date of the grant. The stock option vests over four years in equal shares at each anniversary of employment. Mr. Chiumiento is also eligible to participate in our general employee benefit plans. Mr. Chiumiento is employed “at-will” as the offer does not provide for any specific length of employment. The offer included non-disclosure, non-competition and non-solicitation provisions.

Dr. Gary O’Brien.    In July 2007, we offered Dr. O’Brien the position of Vice President of Engineering. The offer provides that Dr. O’Brien receive an annual salary of $160,000 with a guaranteed bonus of $8,000 after six months of service. Dr. O’Brien will be eligible for performance bonuses based on satisfying specific objectives and the Company’s financial performance as well as for stock option to purchase 110,000 shares of common stock at an exercise price determined as of the date of the grant. The stock option vests over four years in equal shares at each anniversary of employment. Dr. O’Brien is also eligible to participate in our general employee benefit plans. Dr. O’Brien is employed “at-will” as the offer does not provide for any specific length of employment. The offer included non-disclosure, non-competition and non-solicitation provisions.

Patricia Niu.    In August 2003, we offered Ms. Niu the position of Controller. Currently, Ms. Niu serves as the Vice President of Finance. Ms. Niu’s annual salary, as amended, is currently $120,000. We have granted Ms. Niu stock options to purchase up to an aggregate of 150,000 shares of common stock at an exercise price determined as of the date of the grant. The stock option vests over four years in equal shares at each anniversary of employment. Ms. Niu is also eligible to participate in our general employee benefit plans. Ms. Niu is employed “at-will” as the offer does not provide for any specific length of employment. The offer included non-disclosure, non-competition and non-solicitation provisions.

Potential payments upon termination or change in control

We expect to enter into agreements with our named executive officers, pursuant to which, if we terminate an executive officer’s employment without cause after a change in control or if the executive resigns within 90 days after an “event of constructive termination” (as defined below) occurs after a “change in control” (as defined below), then in either event, the vesting of stock options held by the executive shall be accelerated and a portion of the stock option that would have vested during the last year of the vesting schedule shall become exercisable immediately. This acceleration shall be applied after, and not in lieu of, any other accelerated vesting policy to the extent the total acceleration of vesting would not exceed a combined total of 24 months. If we terminate an executive officer’s employment for cause, such executive officer will not be entitled to receive any severance benefits, except for severance obligations mandated under the laws of the country where the executive officer resides.

“Cause” means and includes (a) being convicted of criminal conduct constituting a felony offense, other than a traffic offense, whether or not related to the executive officer’s employment; (b) negligence in the performance of the executive officer’s duties on our behalf which results in a material detriment to us and is not cured or corrected within 30 days after the executive officer’s receipt of written notice from us referring to this paragraph and describing with specificity the conduct or omission constituting negligence; (c) fraud or embezzlement with respect to our funds, as determined by our board of directors; (d) the executive officer’s failure to comply with lawful instructions given to the executive officer by the board of directors which is not cured or corrected within 30 days after the executive officer’s receipt of written notice from us and describing with specificity the instructions with which the executive officer did not comply; (e) the executive officer’s material failure to comply with reasonable policies, directives, standards and regulations adopted by us, except any such failure, that, if capable of cure, is remedied by the executive officer within 30 days after the executive officer’s receipt of written notice from us referring to this paragraph and describing with specificity the failure of the executive officer to comply; or (f) any intentional act by the executive officer that would reasonably be expected to have, and that does have, a material adverse effect on our goodwill or reputation or on our relationships with our customers or employees.

“Change in control” means the occurrence of any of: (1) acquisition of 50% or more of either (i) the then-outstanding shares of our common stock or (ii) the combined voting power of the election of our directors, provided that such percentage shall be reduced to 35% on or after the closing of an initial public offering by us of our common stock; (2) the sale of substantially all of our assets or a merger or sale of stock wherein the holders of our capital stock immediately prior to such sale do not hold at least a majority of our outstanding capital stock or of our successor immediately following the sale; or (3) individuals who, as of the date of the change in control agreement, constitute our board of directors (“Incumbent Board”) cease for any reason to constitute at least a majority of the board, with the exception of any director who was nominated subsequent to the date of the change in control agreement whose election, or nomination for election by our shareholders, was approved by a vote of at least a majority of the directors of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the board of directors.

“Event of constructive termination” means (1) a relocation of the executive’s principal workplace more than 50 miles from location of such workplace on the date of the change in control agreement, (2) any material diminution in the executive’s authority or responsibilities or a change in the executive’s reporting relationship, and (3) any reduction in the executive’s compensation or any material reduction in fringe benefits or perquisites.

2006 Director compensation

With the exception of Mr. Roger Blethen, we have not provided cash compensation to directors for their services as directors or members of committees of our board of directors. For Messrs. Blethen and Paul Zavracky, we have granted non-qualified stock options. However, we reimburse directors for their reasonable expenses incurred in attending meetings of our board of directors and of committees of our board of directors. We do not intend to provide any compensation to any other directors for their services as directors or members of committees of our board of directors.

The following table details the compensation paid to directors during the year ended December 31, 2006.

Name	Option awards ($)	Fees earned or paid in cash ($)
Roger Blethen(1)	—	$45,000
Paul Zavracky(2)	—	—

(1)	Mr. Blethen provides us management consulting services and charges a rate of $5,000 per month. He was also granted a stock option of 150,000 shares of our common stock on April 28, 2005 at an exercise price of $0.15 per share, vesting in four equal installments over four years. As of December 31, 2006, 37,500 shares were vested.
(2)	Mr. Zavracky was granted stock options of 72,000 shares of our common stock on March 30, 2000 at an exercise price of $0.50 per share, 60,000 shares on February 12, 2004 at an exercise price of $0.15 per share and 90,000 shares on April 28, 2005 at an exercise price of $0.15 per share, vesting in four equal installments over four years. As of December 31, 2006, 139,500 shares were vested.

Director and officer indemnification and limitation on liability

Our amended and restated certificate of incorporation effective upon completion of this offering will provide that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our amended and restated bylaws effective upon completion of this offering, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our amended and restated certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of our company, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person, if (i) he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. Furthermore, we maintain a general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2004, as well as currently proposed transactions, to which we have been or are expect to be a party in which the amount involved exceeded $120,000 and in which any of our “related persons” (as defined in item 404(a) of Regulation S-K), including our executive officers, directors or beneficial holders of more than five percent of our capital stock, had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Compensation Discussion and Analysis”. In addition, certain of our five-percent stockholders are expected to sell their shares as part of this offering. See “Principal and Selling Shareholders”.

Sales of Securities

In May 2004, we sold an aggregate of 5,666,667 shares of our Series C convertible preferred stock at a purchase price of $1.50 per share for an aggregate consideration of $8.5 million to certain accredited investors in a private placement transaction. As part of this sale,

•

Celtic House Venture Partners Fund IIA LP purchased 1,066,667 shares for a consideration of $1.6 million. Celtic House Venture Partners Fund IIA LP currently holds 5,903,111 shares of our preferred stock; and

•	Pan Jit Asia International Inc. (B.V.I.) and Stateside International Ltd., purchased an aggregate of 2,000,000 shares for a consideration of $3 million.

In December 2006, we sold an aggregate of 3,803,000 shares of our Series D convertible preferred stock at a purchase price of $2.20 per share for an aggregate consideration of $8.4 million to certain accredited investors in a private placement transaction. As part of this sale,

•

Asia Pacific Genesis Venture Capital Fund., L.P., C&D Capital Corp., Global Vision Venture Capital Co., Ltd., Asia Pacific Century Venture Capital LTD, China Power Venture Capital Co., Ltd., Nien Hsing International (Bermuda) Ltd., Asiagroup Worldwide Limited, STAR Pacific Worldwide Limited, A&D Capital Corp., J&D Capital Corp., CAM-CID Asia Pacific Investment Corp., purchased, and currently holds, an aggregate of 1,850,000 shares for a consideration of $4.1 million; and

•	Pan Jit Asia International Inc. (B.V.I.) and Stateside International Ltd., purchased an aggregate of 250,000 shares for a consideration of $550,000.

In December 2006, we repurchased certain securities we sold to Analog Devices in March 1999. We repurchased from Analog Devices (i) 250,000 shares of the 1,000,000 shares of our Series A convertible preferred stock; and (ii) warrants exercisable to purchase an aggregate of 3,571,000 shares of our Series A convertible preferred stock. We repurchased the foregoing shares at a purchase price of $2.188 per share for our Series A preferred stock and $2.088 for the warrants, which is the purchase price less the exercise price of $0.10 per share, for an aggregate of $8.0 million. Immediately prior to our repurchase, Analog Devices had been a five percent stockholder and had designated a director to our board of directors.

We believe that the purchase price of each above series of preferred stock was comparable to amounts that would be received in arm’s-length transactions. All outstanding shares of cumulative convertible preferred stock will automatically convert into shares of our common stock immediately upon the closing of this offering.

Relationship with Our Directors

Several of our directors are affiliated with beneficial holders of more than five percent of our capital stock:

•	Mr. Saalfield is a managing general partner of Still River Funds, an affiliate of Still River Fund II LP, which holds 16.43% of our common stock (calculated on a fully diluted and as-converted basis);

•

Mr. Dizy is a former partner of Celtic House Venture Partners Inc., an affiliate of Celtic House Venture Partners Fund IIA LP, which holds 16.84% of our common stock (calculated on a fully diluted and as-converted basis and continues to have carried interest in this fund);

•

Mr. Tung is the chief financial officer and managing partner of InveStar Capital, Inc., an affiliate of InveStar Semiconductor Development Fund, which holds 14.31% of our common stock (calculated on a fully diluted and as-converted basis). See “—Relationship with InveStar and TSMC” for a description of certain relationships between InveStar Capital, Inc. and our major foundry partner, TSMC; and

•

Mr. Yang is a partner of The CID Group which controls investment entities: Asia Pacific Genesis Venture Capital Fund, L.P., C&D Capital Corp., Global Vision Venture Capital Co., Ltd., Asia Pacific Century Venture Capital LTD, China Power Venture Capital Co., Ltd., Nien Hsing International (Bermuda) Ltd., Asiagroup Worldwide Limited, STAR Pacific Worldwide Limited, A&D Capital Corp., J&D Capital Corp., CAM-CID Asia Pacific Investment Corp. These investment entities together holds 5.28% of our common stock (calculated on a fully diluted and as-converted basis).

In addition, Dr. Zhao, our founder, President and Chief Executive Officer and director, holds 10.12% of our common stock calculated on a fully diluted and as-converted basis. Messrs. Dizy and Saalfield have agreed to resign from our board of directors effective upon completion of this offering. See “Management”.

Relationship with Our 5% Stockholders

In connection with the sale of our Series D convertible preferred stock in December 2006, we entered into certain agreements with our five percent stockholders. Still River Fund II LP, Celtic House Venture Partners Fund IIA LP, InveStar Semiconductor Development Fund, Inc. and InveStar Semiconductor Development Fund, Inc. (II) LCD, the above-mentioned entities controlled by Mr. Chang, as well as Dr. Zhao, were parties to these agreements:

•

The fifth amended and restated investor rights agreement provided for rights of certain investors, including five percentage stockholders, upon completion of this offering. See “Description of Capital Stock—Rights of Certain Investors After This Offering” for more information;

•

The fifth amended and restated right of first refusal and co-sale agreement provided for certain rights of first refusal with respect to the securities subject to the agreement and certain rights relating to the co-sale of such securities; and

•

The fifth amended and restated stockholders voting agreement provided for certain rights with respect to the voting of the securities subject to the agreement. Under this agreement, the parties agreed to vote all shares of our capital stock held by them to elect seven directors to our board: (i) Dr. Zhao; (ii) one director designated by each of Still River Fund II Limited Partnership, InveStar Semiconductor Development Fund and Celtic House Venture Partners, currently Messrs. Saalfield, Tung and Dizy, respectively; (iii) one director designated by holders of a majority of each of our Series B and Series D convertible preferred stocks, currently Messrs. Blethen and Yang, respectively; and (iv) one independent director selected by the other members of the board of directors, currently Mr. Zavracky.

The investor rights agreement, as amended, and the rights thereunder continue to be in effect upon completion of this offering. The right of first refusal and co-sale and the stockholders’ voting agreements, as amended, as well as the rights thereunder, will automatically terminate upon completion of this offering. Members previously elected to our board of directors pursuant to such stockholders’ voting agreement will continue to serve as directors until their successors are duly elected by the holders of our common stock.

Stockholders’ Loans

As of December 31, 2006 and 2005, we had $4,000 and $8,000 due from Mr. Feiming Huang, an executive officer. These amounts reflected a loan we issued to Mr. Huang in conjunction with his election to exercise his option to purchase our capital stock. This loan did not bear any interest and was payable in four annual installments of $4,000 starting in October 2002. This loan was fully repaid in March 2007.

In March 2001, we issued a loan of $200,000 to Dr. Zhao, our founder, for the purchase of 400,000 shares of our restricted stock. The loan bore interest at an annual rate of 5.07% and is secured by the restricted shares granted to him. We recorded a deferred compensation expense in connection with this transaction and amortized such expense over a four year period. The accrued interest on this shareholder loan was $41,972. The accrual of this interest has been recorded as reduction to stockholders’ deficit. The principal was forgiven in four annual installments of $50,000 each and the interest of $41,972 was forgiven in June 2007.

Relationship with InveStar and TSMC

InveStar Semiconductor Development Fund, Inc. and InveStar Semiconductor Development Fund, Inc. (II) LCD, together the “InveStar Funds”, hold in aggregate approximately 14.31% of our common stock on a fully diluted and as-converted basis. TSMC, our largest third-party supplier, has historically supplied substantially all of our wafers required in our manufacturing process. In 2004, 2005, 2006 and for the nine months ended September 30, 2007, we purchased an aggregate of $7.7 million in wafers from TSMC. TSMC holds in the aggregate 97.08% interest in the Investar Funds and is authorized to appoint the board of directors of the InveStar Funds. InveStar Capital, Inc. is the fund manager and holds the remaining interest in the InveStar Funds. One of our directors, Mr. Tung, is the managing partner and chief financial officer of InveStar Capital, Inc.

Employment Arrangements

We have not entered into employment agreements with our named executive officers. We have entered into offer letters with all of our named executive officers other than Dr. Zhao, our founder. See “Compensation Discussion and Analysis—Employment Arrangements with Named Executive Officers”.

Severance and Change of Control Arrangements

Some of our executive officers are entitled to certain severance and change of control benefits. For more information regarding these arrangements, see “Compensation Discussion and Analysis—Potential Payments upon Termination or Change in Control”.

Stock Options and Restricted Stock Granted to Executive Officers and Directors

We have granted stock options and shares of restricted common stock to our executive officers and directors. For more information regarding these arrangements, see “Compensation Discussion and Analysis—Elements of Compensation—Long-term incentives”.

Policies and Procedures for Related Party Transactions

Our policies and procedures for related party transactions are contained in our code of conduct and our audit committee charter.

Our code of conduct requires all of our employees, officers and directors to report to our Chief Executive Officer any significant related-party transaction that he or she believes exits or might occur. These related-party transactions include those between our company and: (i) family members or friends of an employee, officer or director; (ii) an organization for which the employee, officer or director currently or has in the past five years served as an officer, director, trustee or partner; (iii) an organization in which the employee, officer or director has a financial interest, other than an investment of less than 1% of the outstanding shares of a publicly-held company; and (iv) any individual or organization with whom the employee, officer or director is negotiating, or with whom he or she has an arrangement, concerning prospective employment.

Our audit committee charter provides the committee with the responsibility to review, and the authority to approve or disapprove, any transaction between our company and any (i) of our directors or executive officers; (ii) nominee for election as a director; (iii) person known to our company to own more than 5% of any class of our voting securities; (iv) member of the immediate family of any such person, if such transaction is required to be disclosed under the related-party transactions rules of the SEC.

We adopted our code of conduct and audit committee charter in August 2007. The transactions described above were entered into prior to the adoption of our code of conduct and audit committee charter and accordingly, were not subject to this procedure.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of the shares of our common stock as of September 30, 2007, assuming conversion of all of our outstanding shares of our preferred stock into shares of common stock upon the completion of this offering, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	each selling shareholder.

The percentage of beneficial ownership of our shares before the offering is based on 36,735,789 shares, which includes 33,231,479 shares outstanding as of September 30, 2007 and gives effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering.

The percentage of beneficial ownership of our shares after the offering is based on our shares outstanding after the offering, which includes the shares identified in the immediately preceding paragraph plus the shares to be sold by us in the offering. For the purposes of the table, we have assumed that the underwriters will not exercise their over-allotment option.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the shares indicated in the table as beneficially owned. Unless otherwise indicated in the footnotes below, the principal address of each of the shareholders below is c/o One Tech Drive, Suite 325, Andover, Massachusetts 01810.

Name and Address of Beneficial Owner	Shares beneficially owned prior to this offering(1)		Shares being sold in this offering (assuming no exercise of the over-allotment option)		Shares beneficially owned after this offering (assuming no exercise of the over-allotment option)		Additional number of shares being sold in this offering (assuming full exercise of the over-allotment option)		Shares beneficially owned after this offering (assuming full exercise of the over-allotment option)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Executive Officers:
Yang Zhao(2)	3,501,500	9.5%
Feiming Huang(3)	690,000	1.9
Patricia Niu(4)	100,000	*
Directors:
James A. Saalfield(5)	5,756,214	15.7
Michael Tung(6)	5,016,028	13.7
Paul M. Zavracky	177,000	*
Ron Dizy(7)	—	—
David Yang(8)	1,850,000	5.0
Roger Blethen	75,000	*
All directors and officers as a group	17,165,742	46.7%

Name and Address of Beneficial Owner	Shares beneficially owned prior to this offering		Shares being sold in this offering (assuming no exercise of the over-allotment option)		Shares beneficially owned after this offering (assuming no exercise of the over-allotment option)		Additional number of shares being sold in this offering (assuming full exercise of the over-allotment option)		Shares beneficially owned after this offering (assuming full exercise of the over-allotment option)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Principal and Selling Shareholders:
Still River Fund II LP	5,756,214	15.7%
Entities affiliated with InveStar Capital, Inc.	5,016,028	13.7
Celtic House Venture Partners Fund IIA LP	5,903,111	16.1
Jason Fang (9)	2,250,000	6.1
Entities affiliated with the CID Group(8)	1,850,000	5.0
Total	20,775,353	56.6%

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of shares beneficially owned includes shares that will be issued upon conversion of all of our outstanding preference shares. Such conversion will occur automatically upon the closing of this offering. The number of shares beneficially owned by the shareholders for the purposes of this table is the number of shares that would be beneficially owned after the closing of this offering. All options exercisable into shares within 60 days following September 30, 2007 are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Includes 600,000 shares of common stock held by Yang Zhao, as Trustee of the Yang Zhao Children’s Grantor Retained Annuity Trust; and 1,500,000 shares of common stock held by Yang Zhao, as Trustee of the Yang Zhao Grantor Retained Annuity Trust FBO Naifeng Yang; 410,000 shares of common stock given to Amy Chen; 499,000 shares of common stock held by Dr. Zhao; 400,000 shares of restricted stock award; and 92,500 shares of stock issued upon the exercise of vested options.
(3)	Includes 690,000 shares of common stock issued upon the exercise of vested options.
(4)	Includes 40,000 shares of common stock issued upon the exercise of vested options and 60,000 shares of stock issuable upon exercise of vested options.
(5)	Includes 5,756,214 preferred shares owned by Still River Fund II LLP. Mr. Saalfield is the managing general partner of Still River Fund II LLP and shares investing and dispositive control over these shares. Mr. Saalfield disclaims beneficial interest in such shares except to the extent of his pecuniary interest.
(6)	Includes 2,727,000 preferred shares held by InveStar Semiconductor Development Fund, Inc., and 2,289,028 preferred shares held by InveStar Semiconductor Development Fund, Inc. (II) LCD, together the “InveStar Funds”. InveStar Capital, Inc., a Cayman Islands limited liability company, acts as investment manager of InveStar Funds and exercises investment control over the shares held by such entities. In addition, Michael Tung is the chief financial officer and managing partner of InveStar Capital, Inc. InveStar Capital, Inc. and Mr. Tung may be deemed to beneficially own the shares held by InveStar Funds and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. TSMC International Investment Ltd. holds 97.08% interest in the InveStar Funds.
(7)	Includes 5,903,111 preferred shares owned by Celtic House Venture Partners Fund IIA LP. Celtic House General Partner (Fund IIA) Inc., a corporation incorporated under the Canada Business Corporations Act, acts as the general partner of Celtic House Venture Partners Fund IIA LP and exercises investment control over the shares held by this entity. Mr. Ron Dizy is a former partner of Celtic House Venture Partners Fund IIA LP and disclaims beneficial interest in such shares except to the extent of his pecuniary interest.
(8)

Includes 925,000 preferred shares held by Asia Pacific Genesis Venture Capital Fund, L.P., 256,000 preferred shares held by C&D Capital Corp., 227,000 preferred shares held by Global Vision Venture Capital Co., Ltd., 125,000 preferred shares held by Asia Pacific Century Venture Capital LTD, 95,000 preferred shares held by China Power Venture Capital Co., Ltd., 53,000 preferred shares held by Nien Hsing International (Bermuda) Ltd., 43,000 preferred shares held by Asiagroup Worldwide Limited, 35,000 preferred shares held by STAR Pacific Worldwide Limited, 33,000 preferred shares held by A&D Capital Corp., 33,000 preferred shares held by J&D Capital Corp., and 25,000 preferred shares held by CAM-CID Asia Pacific Investment Corp. These investment entities purchased an aggregate of 1,850,000 preferred shares for a consideration of US$4.1 million. The CID Group and its affiliates have entered into investment management agreements to manage the investment direction of the funds. Steven Chang, managing partner of The CID Group, and David Yang, a partner of The CID Group, shares voting and dispositive power over shares held by these entities. Messrs. Chang and Yang disclaims beneficial interest in all shares except to the extent of each person’s pecuniary interest therein.

(9)	Consists of 1,125,000 preferred shares owned by Pan Jit Asia International Inc. and 1,125,000 shares of stock issuable upon conversion of an outstanding convertible note owned by Stateside International Ltd. Mr. Jason Fang is the chief executive officer of both Pan Jit Asia International Inc. and is the controlling shareholder of Stateside International Ltd.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and preferred stock and provisions of our amended and restated certificate of incorporation and bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

General

Upon the completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock with a $0.00001 par value per share, and 10,000,000 shares of preferred stock with a $0.00001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of September 30, 2007, after giving effect to the conversion of all shares of outstanding cumulative convertible preferred stock into shares of common stock, there would have been 33,231,429 shares of common stock issued and outstanding.

History of Share Issuances

The following is a summary of our issuances of securities, each of which was paid in cash:

•

In March 1999, we issued to Analog Devices 1,000,000 shares of Series A convertible preferred stock at a purchase price of $0.10 per share, for an aggregate purchase price of $100,000. In conjunction with this transaction, Analog Devices assigned to us the rights to a technology license. In addition, we issued to Analog Devices warrants to acquire a total of 3,571,000 shares of Series A convertible preferred stock at $0.10 per share, for an aggregate redemption value of $1,606,950.

•

In October 1999 and 2000, we issued to affiliates of InveStar Capital, Inc. and Still River Funds an aggregate of 9,090,000 additional shares of Series A convertible preferred stock at a purchase price of $0.55 per share, for an aggregate purchase price of $5.0 million.

•

In May and September 2001, we issued to four investors, including affiliates of InveStar Capital, Inc. and Celtic House Ventures Partners Inc., an aggregate of 6,939,246 shares of Series B convertible preferred stock at a purchase price of $1.1889 per share, for an aggregate purchase price of $8.3 million.

•

In August 2002, January 2003 and May 2004, we issued to 17 investors, including affiliates of Celtic House Ventures Partners Inc. and entities controlled by Mr. Jason Fang, an aggregate of 7,266,666 shares of Series C convertible preferred stock at a purchase price of $1.50 per share, for an aggregate purchase price of $10.9 million.

•

In December 2006 and April 2007, we issued to 24 investors, including entities controlled by Mr. Steven C.Y. Chang, an aggregate of 4,075,727 shares of Series D convertible preferred stock at a purchase price of $2.20 per share, for an aggregate purchase price of $9.0 million.

•

In December 2006, upon completion of the issuances of our Series D cumulative convertible preferred stock, we repurchased 250,000 shares of the 1,000,000 shares of our Series A convertible preferred stock issued in March 1999, for an aggregate purchase price of $0.5 million. In addition, we repurchased from Analog Devices the warrants to purchase a total of 3,571,000 shares of Series A convertible preferred stock for an aggregate purchase price of $7.5 million. The aggregate purchase price of the foregoing transactions was $8.0 million. Series A, B and C convertible preferred stockholders had certain rights to redeem their respective securities, which such preferred stockholders agreed to remove in connection with the issuance of the Series D preferred stock.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders, and there are no cumulative rights. Subject to any preferential dividend rights of any outstanding preferred stock, holders of our common stock will be entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. If there is a liquidation dissolution, whether voluntary or involuntary, of our company, holders of our common stock would be entitled to receive all our assets available for distribution subject to any preferential liquidation rights of any outstanding then preferred stock.

Holders of our common stock will have no preemptive or conversion rights or other subscription rights, and there will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

As of September 30, 2007, we had 26 holders of our common stock.

Preferred Stock

Immediately prior to the completion of this offering, all outstanding shares of all series of our preferred stock will be converted into shares of common stock according to the formula set forth in our current amended and restated certificate of incorporation.

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the General Corporation Law of Delaware. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to the Preferred Stock of any other series to the extend permitted by law.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of our company.

We have no present plans to issue any shares of preferred stock.

Warrants

As of the date of this prospectus, there are no outstanding warrants to purchase shares of our capital stock.

Rights of Certain Investors After This Offering

In connection with the sale of our Series D convertible preferred stock in December 2006, we entered into a fifth amended and restated investor rights agreement. Under that agreement, the holders of our cumulative convertible preferred stock (who will become holders of our common stock upon the automatic conversion of such preferred stock into common stock upon the closing of this offering) as well as Dr. Zhao, our founder and holder of 3,419,000 shares of our common stock, will be entitled to certain rights as summarized below.

Registration rights

Current holders of our preferred stock, which is subject to conversion into our common stock upon the closing of this offering, and Dr. Zhao will be entitled to certain rights with respect to registration of the resale of such shares under the Securities Act. We refer to these shares as registrable securities.

Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act. The following description of the terms of the fifth amended and restated investors’ rights agreement is intended as a summary only and is qualified in its entirety by reference to the fifth amended and restated investors’ rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Demand registration rights

At any time after December 31, 2007, holders holding at least 30% of our registrable securities may, on no more than two occasions, require us to register for sale all of the registrable securities that such holders request to be registered. We are not obligated to effect any such registration if the aggregate value of the registrable securities is less than $5,000,000.

Holders of our registrable securities may also require us, on no more than two occasions in any 12-month period, to register their securities on Form S-3 as long as the aggregate value of the registrable securities is at least $1,000,000 (based on the then current public market price).

We are not required to comply with any holders’ demand to register their registrable securities, other than on Form S-3, during the six-month period following the effective date of a registration, subject to the “piggyback” registration rights described below. We also have the ability to delay, for up to 45 days within a 12-month period, a requested registration in certain circumstances, including where we are engaged in an activity which, as determined by our board, would be adversely affected by such requested registration.

“Piggyback” registration rights

Holders of our registrable securities are also entitled to “piggyback” rights on all registrations of our securities by us or by other holders of our securities. We are required to use our best efforts to effect “piggyback” registrations, but we have the right to postpone or withdraw any such registration effected without obligation to holders of our preferred stock or Dr. Zhao.

Underwriters’ cutback

If the holders of our registrable securities intend to exercise their demand registration rights by means of an underwriting, the underwriters of such underwritten offering will have the right to limit on a pro rata basis the number of shares registered by these holders for marketing reasons, but only after any and all shares included by us and persons other than the holders of registrable securities have been excluded.

The number of registrable securities that our shareholders may register pursuant to their “piggyback” registration rights in an underwritten offering may be limited by the underwriters on a pro rata basis based on marketing factors, provided that all securities being registered by persons other than us and the holders of registrable securities are first cut back and in no event will the number of such registrable securities be cut back to below 25% of such offering.

Expenses of registration

We are generally required to bear all registration expenses relating to demand and “piggyback” registration rights, including up to $25,000 for one outside counsel to the sellers of registrable securities, other than underwriting discounts and commissions. However, we are not required to bear the expenses of any demand registration if the request is subsequently withdrawn by the requesting shareholders, unless the request is withdrawn after the requesting shareholders have learned of a material adverse change in our business.

Indemnification

The fifth amended investor rights agreement contains customary cross-indemnification provisions pursuant to which we and the requesting shareholders are obligated to provide indemnification to each other and in certain circumstances contribute to payments that we or such shareholders may be required to make in the event of material misstatements or omissions in a registration statement or other filing attributable to the indemnifying party.

Expiration of registration rights

The registration rights described above will terminate as to any particular shareholder four years after the completion of this offering or as soon thereafter as such stockholder could sell all shares of common stock without volume limitations pursuant to Rule 144 promulgated under the Securities Act, or upon the closing of any merger or consolidation of the company or a subsidiary of the company into or with another corporation (unless the holders of capital stock of the company immediately prior to such merger or consolidation continue to hold at least a majority by voting power of the capital stock of the surviving or acquiring corporation) or sale of all or substantially all of the assets of the corporation.

Transfer of rights

The fifth amended and restated investor rights agreement and the rights and obligations thereunder, including registration rights and drag-along rights, may be transferred to a transferee who acquires at least 15% of all of the registrable securities held by the transferor, or to an affiliate of the transferor without limitation.

Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

Amended and restated certificate of incorporation and bylaws

Some provisions of Delaware law and our amended and restated certificate of incorporation effective upon completion of this offering and amended and restated bylaws effective upon completion of this offering contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

•

Undesignated preferred stock.    The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

•

Stockholder meetings.    Our charter documents provide that a special meeting of stockholders may be called only by the president, the chief executive officer or the board of directors acting pursuant to a resolution adopted by the board of directors.

•

Requirements for advance notification of stockholder nominations and proposals.    Our bylaws establish advance notice procedures with respect to stockholder nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

•

Board classification.    Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

•

Amendment of Certificate of Incorporation and Bylaws.    The amendment of the above provisions of our amended and restated certificate of incorporation and bylaws requires approval by holders of at least eighty percent (80%) of our outstanding capital stock entitled to vote at any regular or special meeting of stockholders.

Delaware anti-takeover statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder of assets of the corporation, which assets have a market value of 10%

•	or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Listing on The Nasdaq Global Market

We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “MEMS”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . Its address is             , and its telephone number is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our common stock and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could materially adversely affect the trading price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

After the consummation of this offering, we will have outstanding              shares of our common stock (for a maximum of              shares of common stock if the underwriters fully exercise their over-allotment option), all of which will have been sold in this offering. These shares of common stock will be freely tradable without restriction or further registration under the Securities Act, except for any common Stock held by our “affiliates,” as defined in Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person (or persons whose common stock are required to be aggregated), including an affiliate, who has beneficially owned our common stock for at least one year following the acquisition of such common stock from us or any of our affiliates is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of then outstanding common stock, which will equal shares of common stock immediately after consummation of this offering; or

•	the average weekly trading volume in the common stock on the Nasdaq Global Market during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that, directly or indirectly, though one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

We expect that substantial amount of our common stock may be eligible for resale under Rule 144 upon completion of this offering.

Rule 144(k)

Under Rule 144(k), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received or purchased shares of common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares of common stock from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 90 days after we become subject to the reporting requirements of the Exchange Act. If such person is not an affiliate, such sale may be made subject only to the manner-of-sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

We have remaining approximately                      shares of common stock available for issuance pursuant to our Stock Plans.

Lock-up Agreements

We, our officers and directors, and the selling stockholders and certain other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, transfer pledge dispose of or hedge, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The 180-day lock-up period will be automatically extended if: (1) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event.

Registration Rights

After the offering, the holders of our preferred stock and Dr. Zhao, our founder and holder of 3,419,000 shares of our common stock will be entitled to registration rights. For more information on theses registration rights, see “Description of Capital Stock—Rights of Certain Investors After This Offering.”

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences of the purchase, ownership, and disposition of our common stock by an investor that, for United States federal income tax purposes, is not a “United States person” as defined below (a “Non-U.S. Holder”). This summary is based upon United States federal income tax law in effect on the date of this prospectus, which is subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as common stock held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and domestic and foreign tax-exempt organizations (including private foundations)) or to persons that will hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any (1) United States federal income tax consequences to a Non-U.S. Holder that (A) is engaged in the conduct of a United States, trade or business, (B) is a nonresident alien individual who is (or deemed to be) present in the United States for 183 or more days during the taxable year, or (C) owns actually and/or constructively more than 5% of the fair market value of our common stock and (2) state, local, or non-United States tax considerations. This summary is written for investors that will hold our common stock as a “capital asset” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended. Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our common stock, including as a result of changes to the United States federal income law after the date of this prospectus.

For purposes of this summary, a “United States Person” is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation, partnership, or other entity created in, or organized under the laws of, the United States or any state or political subdivision thereof, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that is otherwise treated as a United States person.

If a partnership holds our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

Dividends

Dividends paid to a Non-U.S. Holder generally will be subject to United States federal withholding tax at a 30% rate subject to reduction or complete exemption under an applicable income tax treaty if the Non-U.S. Holder provides a United States Internal Revenue Service (the “IRS”) Form W-8BEN (or a suitable substitute form) certifying that it is a Non-U.S. Holder and is entitled to such treaty benefits.

Sale or Other Disposition of Common Stock

Upon a sale or other disposition of our common stock, a Non-U.S. Holder will generally not be subject to United States federal income tax.

Information Reporting and Backup Withholding

In general, backup withholding will not apply to dividends paid to a Non-U.S. Holder and to proceeds from the disposition of our common stock paid to a Non-U.S. Holder if the holder has provided the required certification that it is a Non-U.S. Holder and neither we nor our paying agents have actual knowledge or reason to know that the holder is a United States person. Generally, we must report to the IRS the amount of dividends paid, the name and the address of the recipient, and the amount, if any, of tax withheld. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. These information reporting requirements apply even if no tax was required to be withheld. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder’s United States federal income tax liability, if any, provided that certain required information is provided to the IRS.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole bookrunning manager of the offering and as the representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
Jefferies & Company, Inc.
Needham & Company, LLC
Thomas Weisel Partners LLC
Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representative may change the public offering price and the other selling terms. Citigroup Global Markets Inc. has advised us and the selling stockholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

We and some of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors, and the selling stockholders and certain other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, transfer pledge dispose of or hedge, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The 180-day lock-up period will be automatically extended if: (1) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event.

At our request, the underwriters have reserved up to             % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of common stock has been made or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of common stock may be made to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

No offer of common stock has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The common stock have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and each underwriter has agreed that it will not offer or sell any common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the common stock under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than 200,000 Singapore dollars (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer or (iii) where the transfer is by operation of law.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and common stock may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the underwriters. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “MEMS.”

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Memsic, Inc.		Paid by selling stockholders
	No exercise	Full exercise	No exercise	Full exercise

Per share	$	$	$	$
Total	$	$	$	$

In connection with the offering, Citigroup Global Markets Inc. on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be $            , exclusive of underwriting discounts and commissions.

The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Citigroup Global Markets Inc. may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Certain legal matters relating to U.S. federal law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom. The validity of the common stock offered hereby will be passed upon for us by Foley Hoag LLP and for the underwriters by Sullivan & Cromwell LLP. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Global Law Office.

EXPERTS

The financial statements as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Orchard Partners, Inc. has consented to reference in this prospectus of its reports to us setting forth its appraisal of our securities, and to the use in this prospectus of its name and any statements contained in such reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, DC 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We will report our financial statements on a year ended December 31. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent certified public accountants and with quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MEMSIC, Inc.

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005, December 31, 2006, September 30, 2007 (unaudited) and pro forma September 30, 2007 (unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006 and Nine Months Ended September 30, 2006 (unaudited) and 2007 (unaudited)	F-4

Consolidated Statements of Convertible Preferred Stock and Warrant and Stockholders’ Deficit for the Years Ended December 31, 2004, 2005 and 2006, for the Nine Months Ended September 30, 2007 (unaudited) and pro forma September 30, 2007 (unaudited)

F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005, 2006 and for the Nine Months Ended September 30, 2006 (unaudited) and 2007 (unaudited)	F-9

Notes to Consolidated Financial Statements	F-10

To the Board of Directors and Shareholders of MEMSIC, Inc.

We have audited the accompanying consolidated balance sheets of MEMSIC, Inc. as of December 31, 2005 and 2006 and the related consolidated statements of operations, convertible preferred stock and warrant and stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MEMSIC, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, effective July 1, 2005, the Company adopted Financial Accounting Standards Board Staff Position No. 150-5, Issuer’s Accounting Under FASB No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, and effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ Ernst & Young LLP

Boston, Massachusetts

September 24, 2007

MEMSIC, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,		September 30, 2007	September 30, 2007
	2005	2006
			(unaudited)	Pro Forma (unaudited) (Note 3)
ASSETS
Current assets:
Cash and cash equivalents	$4,461,022	$7,141,813	$5,464,977	$5,464,977
Restricted cash	23,501	244,391	—	—
Short-term investments	6,100,000	6,900,000	7,550,000	7,550,000
Accounts receivable, net of allowance for doubtful accounts of $5,940, $7,122, and $7,122 as of December 31, 2005, 2006 and September 30, 2007, respectively	1,238,303	2,821,396	5,006,915	5,006,915
Inventories	2,149,342	3,153,255	5,212,687	5,212,687
Deferred taxes	1,007,000	1,355,300	812,100	812,100
Other assets	213,706	256,464	730,462	730,462

Total current assets	15,192,874	21,872,619	24,777,141	24,777,141
Property and equipment, net	3,407,605	3,617,230	6,901,186	6,901,186
Other assets	191,578	279,326	1,725,926	1,725,926

Total assets	$18,792,057	$25,769,175	$33,404,253	$33,404,253

LIABILITIES AND CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$270,977	$1,398,553	$1,827,180	$1,827,180
Accrued expenses	492,635	888,207	1,921,143	1,921,143
Deferred revenue	—	1,139,170	—	—
Note payable	—	—	1,000,000	1,000,000
Warrants to purchase Series A convertible preferred stock	4,463,750	—	—	—

Total current liabilities	5,227,362	3,425,930	4,748,323	4,748,323

Series A through D convertible preferred stock, $0.01 par value; 27,866,912, 32,411,912, and 32,411,912 shares authorized at December 31, 2005, 2006 and September 30, 2007, respectively; 24,295,912, 27,848,912, and 28,121,639 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007, respectively	30,345,070	32,928,602	33,528,602	—
Stockholders’ equity (deficit):
Common stock, $0.00001 par value; 39,266,666, 45,000,000 and 45,000,000 shares authorized at December 31, 2005, 2006 and September 30, 2007, respectively; 4,138,040, 4,226,040 and 5,109,790 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007, respectively; (pro forma shares 33,231,429 at September 30, 2007)	41	42	51	332
Additional paid-in capital	—	—	609,822	34,138,143
Deferred compensation	(552,026)	—	—	—
Accumulated other comprehensive income	133,717	342,049	696,909	696,909
Stockholder loans receivable	(95,917)	(44,913)	—	—
Accumulated deficit	(16,266,190)	(10,882,535)	(6,179,454)	(6,179,454)

Total stockholders’ equity (deficit)	(16,780,375)	(10,585,357)	(4,872,672)	28,655,930

Total liabilities and stockholders’ equity (deficit)	$18,792,057	$25,769,175	$33,404,253	$33,404,253

See notes to consolidated financial statements

MEMSIC, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Net sales	$6,895,164	$9,053,443	$13,118,086	$9,169,232	$18,768,590
Cost of goods sold	1,997,577	2,890,941	4,331,682	3,079,386	6,448,609

Gross profit	4,897,587	6,162,502	8,786,404	6,089,846	12,319,981
Operating expenses:
Research and development	401,221	1,003,637	1,874,250	1,280,667	2,411,288
Sales and marketing	1,193,826	1,466,483	1,705,474	1,194,583	2,099,650
General and administrative	1,685,790	2,003,624	2,544,747	1,727,644	2,640,794

Total operating expenses	3,280,837	4,473,744	6,124,471	4,202,894	7,151,732

Operating income	1,616,750	1,688,758	2,661,933	1,886,952	5,168,249
Other income (expense):
Change in value of warrant to purchase Series A convertible preferred stock	—	(142,840)	(2,992,498)	(1,928,340)	—
Interest and dividend income	107,591	202,155	485,448	332,397	483,710
Interest expense	(48,620)	(19,802)	—	—	(22,751)
Other, net	(18,625)	36,442	39,347	17,029	32,004

Total other income (expense)	40,346	75,955	(2,467,703)	(1,578,914)	492,963

Income before income taxes and cumulative effect of accounting change	1,657,096	1,764,713	194,230	308,038	5,661,212
Provision (benefit) for income taxes	28,795	(1,004,741)	(303,300)	(498,300)	958,131

Income before cumulative effect of accounting change	1,628,301	2,769,454	497,530	806,338	4,703,081
Cumulative effect on periods prior to July 1, 2005 of change in the valuation of the warrant to purchase Series A convertible preferred stock, net of zero income taxes	—	(2,713,960)	—	—	—

Net income	$1,628,301	$55,494	$497,530	$806,338	$4,703,081

Net income (loss) available to common stockholders:
Basic	$29,954	$(1,480,411)	$(1,377,517)	$(306,123)	$505,509

Diluted	$29,954	$(1,480,411)	$(1,377,517)	$(306,123)	$578,212

Basic and diluted income (loss) per common share:
Income (loss) before cumulative effect of accounting change	$0.01	$(0.26)	$(0.33)	$(0.07)	$0.10

Net income (loss) per common share:
Basic	$0.01	$(0.36)	$(0.33)	$(0.07)	$0.10

Diluted	$0.01	$(0.36)	$(0.33)	$(0.07)	$0.10

Weighted average shares outstanding used in calculating net income (loss) per common share:
Basic	4,051,632	4,138,040	4,170,103	4,152,012	4,827,290

Diluted	4,051,632	4,138,040	4,170,103	4,152,012	5,661,788

Unaudited:
Pro forma net income per common share: (see Note 3)
Basic			$0.02		$0.14

Diluted			$0.01		$0.14

Pro forma weighted average common shares outstanding:
Basic			32,019,015		32,948,929

Diluted			33,576,553		33,783,427

See notes to consolidated financial statements

MEMSIC, Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE

PREFERRED STOCK AND WARRANT AND STOCKHOLDERS’ DEFICIT

(Information as to period ended September 30, 2007 is unaudited)

					Stockholders’ Equity (Deficit)
	Convertible Preferred Stock		Warrant to purchase Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Stockholder Loans Receivable	Accumulated Deficit	Total Stockholders’ Equity (Deficit)

	Shares	Amount	Shares	Amount	Shares	Par Value
Balance January 1, 2004	18,629,245	$19,056,243	3,571,000	$1,606,950	4,023,000	$40	$—	$(10,560)	$(1,847)	$(187,344)	$(15,680,782)	$(15,880,493)
Net income											1,628,301	1,628,301
Foreign currency translation adjustment									2,168			2,168

Comprehensive income												1,630,469

Sale of Series C convertible preferred stock	5,666,667	8,320,232
Exercise of options to purchase common stock					115,040	1	57,519					57,520
Amortization of deferred compensation expense								10,560				10,560
Interest on stockholder loan							7,462			(7,462)		—
Accretion of convertible preferred stock		1,432,690					(64,981)				(1,367,709)	(1,432,690)
Payments received on stockholder loan										4,000		4,000
Forgiveness of stockholder loan										50,000		50,000

Balance December 31, 2004	24,295,912	28,809,165	3,571,000	1,606,950	4,138,040	41	—	—	321	(140,806)	(15,420,190)	(15,560,634)

MEMSIC, Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE

PREFERRED STOCK AND WARRANT AND STOCKHOLDERS’ DEFICIT—(Continued)

(Information as to period ended September 30, 2007 is unaudited)

					Stockholders’ Equity (Deficit)
	Convertible Preferred Stock		Warrant to purchase Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Stockholder Loans Receivable	Accumulated Deficit	Total Stockholders’ Equity (Deficit)

	Shares	Amount	Shares	Amount	Shares	Par Value
Balance December 31, 2004	24,295,912	28,809,165	3,571,000	1,606,950	4,138,040	41	—	—	321	(140,806)	(15,420,190)	(15,560,634)
Net income											55,494	55,494
Foreign currency translation adjustment									133,396			133,396

Comprehensive income												188,890

Reclassification of warrant to liabilities in connection with adoption of FASB Staff Position No. 150-5			(3,571,000)	(1,606,950)								—
Deferred stock option compensation expense							629,300	(629,300)				—
Amortization of deferred compensation expense								77,274				77,274
Interest on stockholder loan							5,111			(5,111)		—
Accretion of convertible preferred stock		1,535,905					(634,411)				(901,494)	(1,535,905)
Forgiveness of stockholder loan										50,000		50,000

Balance December 31, 2005	24,295,912	30,345,070	—	—	4,138,040	41	—	(552,026)	133,717	(95,917)	(16,266,190)	(16,780,375)

MEMSIC, Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE

PREFERRED STOCK AND WARRANT AND STOCKHOLDERS’ DEFICIT—(Continued)

(Information as to period ended September 30, 2007 is unaudited)

					Stockholders’ Equity (Deficit)
	Convertible Preferred Stock		Warrant to purchase Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Stockholder Loans Receivable	Accumulated Deficit	Total Stockholders’ Equity (Deficit)

	Shares	Amount	Shares	Amount	Shares	Par Value
Balance December 31, 2005	24,295,912	30,345,070	—	—	4,138,040	41	—	(552,026)	133,717	(95,917)	(16,266,190)	(16,780,375)
Net income											497,530	497,530
Foreign currency translation adjustment									208,332			208,332

Comprehensive income												705,862

Repurchase and retirement of Series A convertible preferred stock	(250,000)	(199,500)					(347,500)					(347,500)
Sale of Series D convertible preferred stock	3,803,000	8,328,276										—
Exercise of options to purchase common stock					88,000	1	15,649					15,650
Stock compensation expense							221,762					221,762
Reversal of deferred compensation expense							(552,026)	552,026				—
Interest on stockholder note							2,996			(2,996)		—
Accretion of convertible preferred stock		1,527,523					(259,558)				(1,267,965)	(1,527,523)
Reversal of accretion to redemption value		(7,072,767)					918,677				6,154,090	7,072,767
Payments received on stockholder loan										4,000		4,000
Forgiveness of stockholder loan										50,000		50,000

Balance December 31, 2006	27,848,912	32,928,602	—	—	4,226,040	42	—	—	342,049	(44,913)	(10,882,535)	(10,585,357)

MEMSIC, Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE

PREFERRED STOCK AND WARRANT AND STOCKHOLDERS’ DEFICIT—(Continued)

(Information as to period ended September 30, 2007 is unaudited)

					Stockholders’ Equity (Deficit)
	Convertible Preferred Stock		Warrant to purchase Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Stockholder Loans Receivable	Accumulated Deficit	Total Stockholders’ Equity (Deficit)

	Shares	Amount	Shares	Amount	Shares	Par Value
Balance December 31, 2006	27,848,912	32,928,602	—	—	4,226,040	42	—	—	342,049	(44,913)	(10,882,535)	(10,585,357)
Net income											4,703,081	4,703,081
Foreign currency translation adjustment									354,860			354,860

Comprehensive income												5,057,941

Sale of Series D convertible preferred stock	272,727	600,000										—
Exercise of options to purchase common stock					883,750	9	202,554					202,563
Stock compensation expense							406,209					406,209
Interest on stockholder loan							1,059			(1,059)		—
Payments received on stockholder loan										4,000		4,000
Forgiveness of stockholder loan										41,972		41,972

Balance September 30, 2007 (unaudited)	28,121,639	33,528,602	—	—	5,109,790	51	609,822	—	696,909	—	(6,179,454)	(4,872,672)
Assumed conversion of convertible preferred stock	(28,121,639)	(33,528,602)			28,121,639	281	33,528,321					33,528,602

Pro forma balance September 30, 2007 (unaudited)	—	$—	—	$—	33,231,429	$332	$34,138,143	$—	$696,909	$—	$(6,179,454)	$28,655,930

See notes to consolidated financial statements

MEMSIC, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	$1,628,301	$55,494	$497,530	$806,338	$4,703,081
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	354,446	622,929	679,870	493,429	693,061
Stock compensation expense	—	—	221,762	135,751	406,209
Amortization of deferred compensation	10,560	77,274	—	—	—
Deferred income taxes	—	(1,007,000)	(348,300)	(538,800)	543,200
Forgiveness of stockholder loan	50,000	50,000	50,000	50,000	41,972
Valuation adjustment for warrant to purchase Series A convertible preferred stock	—	142,840	2,992,498	1,928,340	—
Gain on sale of equipment	—	—	(9,952)	—	—
Cumulative adjustment for warrant to purchase Series A convertible preferred stock	—	2,713,960	—	—	—
Changes in assets and liabilities:
Accounts receivable	(362,583)	(515,093)	(1,583,093)	(836,654)	(2,185,519)
Inventories	(2,342,013)	648,556	(926,311)	(452,320)	(1,909,085)
Other assets	(241,044)	164,801	(148,032)	(176,579)	(636,740)
Accounts payable and accrued expenses	937,125	(588,116)	1,498,093	578,452	1,502,712
Deferred revenue	—	—	1,139,170	189,213	(1,139,170)

Net cash provided by operating activities	34,792	2,365,645	4,063,235	2,177,170	2,019,721

Cash flows used in investing activities:
Purchase of short-term investments	—	(7,600,000)	(5,000,000)	(5,000,000)	(11,625,000)
Proceeds from sale of short-term investments	—	1,500,000	4,200,000	4,200,000	10,975,000
Purchase of property and equipment	(1,689,356)	(439,451)	(783,375)	(469,153)	(3,721,922)
Proceeds from sale of equipment	—	—	16,000	—	—
Decrease (increase) in restricted cash	55,500	—	(220,088)	(141,416)	250,646

Net cash used in investing activities	(1,633,856)	(6,539,451)	(1,787,463)	(1,410,569)	(4,121,276)

Cash flows provided by (used in) financing activities:
Offering costs incurred related to proposed initial public offering	—	—	—	—	(1,333,090)
Proceeds from (payments of) notes payable	200,939	(1,157,841)	—	—	899,904
Net proceeds from sale of convertible preferred stock	8,320,232	—	8,328,276	—	600,000
Repurchase of Series A convertible preferred stock	—	—	(547,000)	—	—
Repurchase of Series A convertible preferred stock warrant	—	—	(7,456,248)	—	—
Proceeds from exercise of options to purchase common stock	57,520	—	15,650	14,733	202,563
Collection of stockholder loans receivable	4,000	—	4,000	4,000	4,000

Net cash provided by (used in) financing activities	8,582,691	(1,157,841)	344,678	18,733	373,377

Effect of exchange rate changes on cash and cash equivalents	2,168	54,121	60,341	39,200	51,342

Net increase (decrease) in cash and cash equivalents	6,985,795	(5,277,526)	2,680,791	824,534	(1,676,836)
Cash and cash equivalents—beginning of period	2,752,753	9,738,548	4,461,022	4,461,022	7,141,813

Cash and cash equivalents—end of period	$9,738,548	$4,461,022	$7,141,813	$5,285,556	$5,464,977

Supplemental disclosures of cash flows information:
Cash paid for interest	$48,620	$19,802	—	—	—

Cash paid for income taxes	$50,000	$2,800	$40,000	$40,000	$436,000

See notes to consolidated financial statements

MEMSIC, Inc.

Notes to Consolidated Financial Statements

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

1. NATURE OF THE BUSINESS AND OPERATIONS

MEMSIC, Inc (the Company) was incorporated on March 3, 1999 as a Delaware corporation. The Company is a leading provider of semiconductor sensor systems solutions based on micro electromechanical systems (MEMS) technology and advanced integrated circuit design. The Company has integrated a MEMS technology-based inertial sensor, commonly known as an accelerometer, with mixed signal processing circuitry onto a single chip using a standard complementary metal-oxide-semiconductor (CMOS) process. This proprietary technology has allowed for sensor solutions at lower cost, higher performance and improved functionality. Utilizing a standard CMOS process allows easily integrated additional functions, the creation of new sensors to expand into magnetic, touch and flow sensors, as well as other MEMS application areas beyond accelerometers. Any application that requires the control or measurement of motion is a potential application for accelerometers. Accelerometer products have a wide range of applications for consumer electronics, mobile phones, automotive (airbags, rollover detection, electronic stability control and navigation systems), as well as business, industrial and medical applications.

MEMSIC, Inc. maintains its corporate headquarters in Massachusetts. All manufacturing operations are provided by its wholly-owned subsidiary, MEMSIC Semiconductor (Wuxi) Company Limited (MEMSIC Semiconductor), located in the People’s Republic of China (PRC).

2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of MEMSIC, Inc. and MEMSIC Semiconductor. MEMSIC Semiconductor was organized in November 1999 in Wuxi, Jiangsu Province, in the PRC. All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated balance sheet as of September 30, 2007, the consolidated statements of operations and cash flows for the nine months ended September 30, 2006 and 2007, and the consolidated statement of convertible preferred stock and warrant and stockholders’ deficit for the nine months ended September 30, 2007 are unaudited. These unaudited consolidated interim financial statements have been prepared in accordance with U.S generally accepted accounting principles. In the opinion of the Company’s management, the unaudited consolidated interim financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s consolidated balance sheet, results of its consolidated statements of operations, cash flows, and convertible preferred stock and warrant and stockholders’ deficit for the nine months ended September 30, 2006 and 2007. The results of operations for the interim periods are not necessarily indicative of the results that can be expected for any other interim period or any fiscal year.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Pro Forma Presentation

The unaudited pro forma consolidated balance sheet and the unaudited pro forma statement of convertible preferred stock and warrant and stockholders’ deficit as of September 30, 2007 reflect the assumed conversion of all outstanding shares of the Company’s Series A through D convertible preferred stock (Preferred Stock) at September 30, 2007 into an aggregate of 28,121,639 common shares upon the assumed completion of the Company’s proposed initial public offering.

Unaudited pro forma net income per common share and pro forma weighted average common shares outstanding reflect the automatic conversion of all outstanding shares of Preferred Stock into shares of common stock on a one-for-one basis, to be effectuated upon the closing of the Company’s proposed initial public offering.

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expenses. Advertising costs were not material for the periods presented in the accompanying consolidated statements of operations.

Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Restricted Cash

The Company had bank deposits in the PRC totaling $23,501, $244,391 and $0 at December 31, 2005, 2006 and September 30, 2007, respectively, pledged as deposits on various equipment.

Foreign Currency

The Company’s manufacturing operations and certain other operations are conducted by MEMSIC Semiconductor. The functional currency of MEMSIC Semiconductor is the Renminbi. Financial transactions between the Company and MEMSIC Semiconductor are conducted in United States dollars. At December 31, 2005, 2006 and September 30, 2007, the underlying currency for approximately 38%, 33% and 44% of consolidated assets, respectively, was the Renminbi. The Company does not believe that it is subject to significant foreign exchange risk and, accordingly, has not utilized hedging strategies with respect to such foreign exchange exposure.

Foreign currency exchange transaction gains or losses are charged to operations as incurred, and have not been significant for all periods presented. Foreign currency translation gains and losses are included as a separate component of stockholders’ equity (deficit).

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No.130, Reporting Comprehensive Income, established the standards for reporting and displaying comprehensive income in financial statements. Comprehensive income is defined to include all changes in stockholders’ equity (deficit) during the period other than those changes that result from investments by and distributions to stockholders.

Concentration of Credit

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents as well as accounts receivable. The Company’s cash and cash equivalents are on deposit at financial institutions and, at times, exceed the federal insured limits. The Company believes that the financial institutions are of high credit quality and that the Company is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company as indicated below had customers that comprise more than 10% of sales or accounts receivables for all periods presented in the accompanying consolidated financial statements.

The Company as indicated below had customers that comprise more than 10% of sales or accounts receivables for all periods presented in the accompanying consolidated financial statements.

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

The Company establishes credit limits for each of its customers and reviews such limits prior to product shipment. The Company believes that such customers are of high credit quality and that the Company is not subject to unusual risk with respect to such customers, and generally does not require collateral. The following schedule summarizes the percent of total sales to such customers for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
Customer	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Customer A	35.3%	19.3%	16.0%	16.7%	—
Customer B	13.4	—	—	10.9	—
Customer C	13.0	30.0	—	—	—
Customer D	—	11.0	—	—	—
Customer E	—	—	34.6	37.8	53.6%
Customer F	—	—	15.0	16.0	16.8

% of total sales	61.7%	60.3%	65.6%	81.4%	70.4%

The following schedule summarizes the percent of total account receivable balances for the periods indicated.

	Year Ended December 31,		Nine Months Ended September 30,
Customer	2005	2006	2007
			(unaudited)
Customer A	11.7%	—	—
Customer C	22.9	—	—
Customer E	—	66.2%	69.4%
Customer F	15.4	15.2	15.8%
Customer G	11.1	—	—

% of total account receivable	61.1%	81.4%	85.2%

Concentration of Supplier

The Company relies on one affiliated supplier for all wafer purchases required in the manufacturing process, which represents approximately 50% of all material costs for all periods presented in the accompanying consolidated financial statements. At September 30, 2007, the Company had $752,400 of non-cancellable open purchase order agreements with this affiliated supplier.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect at the date of the financial statements the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable, notes payable and accrued expenses approximate their fair values due to the short term nature of the instruments.

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

Net Income (Loss) per Common Share

The Company calculated net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share, as clarified by Emerging Issues Task Force (EITF) Issue No. 03-6, Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share. EITF No. 03-6 clarifies the use of the “two-class” method of calculating earnings per share as originally prescribed in SFAS No. 128. Under the two-class method, basic net income (loss) per share is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the more dilutive of the (a) the two-class method, or (b) the if-converted method. The Company allocates net income first to convertible preferred stockholders based on dividend participation rights under the Company’s Articles of Incorporation and then to convertible preferred and common stockholders based on ownership interests. Net losses are not allocated to convertible preferred stockholders.

Income Taxes

Deferred tax assets and liabilities relate to temporary differences between the financial reporting bases and the tax bases of assets and liabilities, the carryforward tax losses and available tax credits. Such assets and liabilities are measured using tax rates and laws expected to be in effect at the time of their reversal or utilization. Valuation allowances are established, when necessary, to reduce the net deferred tax asset to an amount more likely than not to be realized. For interim reporting periods, the Company uses the estimated annual effective tax rate except with respect to discrete items, whose impact is recognized in the interim period in which the discrete item occurred.

Inventories

Inventories are stated at the lower of cost (weighted average FIFO) or market. The Company evaluates its inventory for potential excess and obsolete inventories based on forecasted demands and records a provision for such amounts as necessary. The Company recorded a provision of $26,452, $0 and $2,710 in 2004, 2005 and 2006, respectively.

Property and Equipment

Property and equipment are recorded at cost. For financial reporting, depreciation is provided utilizing straight-line and accelerated methods over the estimated three to five year life for equipment and furniture and fixtures, estimated twenty year life for the building in China, and the estimated forty-seven year life for land in China. Chinese statutory regulations stipulate that the ownership of land reverts back to the PRC after 47 years. The Company estimates a residual value of 10% of the assets’ original cost in calculating depreciation for assets in China. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Costs for repairs and maintenance that do not increase the useful life of the asset are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred.

Revenue Recognition

The Company recognizes revenue from the sale of its product to end customers when all of the following conditions have been met: (i) evidence exists of an arrangement with the customer, typically consisting of a purchase order or contract; (ii) the Company’s products have been shipped and risk of loss has passed to the

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

customer; (iii) the Company has completed all of the necessary terms of the purchase order or contract; (iv) the amount of revenue to which the Company is entitled is fixed or determinable; and (v) the Company believes it is probable that it will be able to collect the amount due from the customer. To the extent that one or more of these conditions has not been satisfied, the Company defers recognition of revenue. An allowance for estimated future product returns and sales price allowances is established at the date of revenue recognition. An allowance for uncollectible receivables is established by a charge to operations, when in the opinion of the Company, it is probable that the amount due to the Company will not be collected.

The Company sells its products to end customers as well as distributors. Sales to distributors are made pursuant to distributor agreements, which allow for the return of goods under certain circumstances. Accordingly, the Company follows the provisions of SFAS No. 48 “Revenue Recognition When Right of Return Exists”. SFAS No. 48 includes the following criteria for recognition of sales to distributors: (i) the selling price to the distributor is fixed or determinable at the date of shipment; (ii) the distributors obligation to pay the selling price is not contingent on resale of the product; (iii) the Company’s product has been shipped and risk of loss has passed to the distributor; (iv) it is probable that the amount due from the distributor will be collected; (v) the Company does not have significant future obligations to directly assist in the distributors resale of the product; and (vi) the amount of future returns can be reasonably estimated. Once these criteria are met, the Company recognizes revenue upon shipment to the distributor and estimates returns based on historical sales returns.

The Company has a significant distributor for which the criteria under SFAS No. 48 have not been met for the periods prior to August 31, 2007. Based on the early stage of the relationship with this distributor and its size, the Company was unable to make a reasonable estimate of future returns. Therefore, the Company deferred recognition of revenue and related product costs associated with sales to this distributor until the product was shipped to the distributor’s end customers. This distributor accounted for more than 35% of the Company’s revenue in 2006.

On August 30, 2007, the Company amended the agreement with the distributor to allow for returns only upon the Company’s approval. Accordingly, the criteria under SFAS No. 48 have been met for this distributor as of September 1, 2007, and the Company recognizes revenue upon shipment to this distributor for all shipments subsequent to this date based on shipments to this distributor. For all shipments through this distributor made prior to August 30, 2007, the Company continued to recognize its revenue upon shipments to the end customers. At September 30, 2007, all such shipments have been sold to end customers and therefore, there was no remaining deferred revenue at that date.

Shipping and Handling costs

Shipping and handling costs incurred are included in product cost in the consolidated statements of operations.

Short-term Investments

Short-term investments are carried at fair value, with the unrealized gains and losses, if any, net of tax, reported in other comprehensive income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as short-term investments are included in interest and dividend income. Quarterly, management reviews the valuation of short-term investments and recognizes an impairment loss where the decline in value is deemed to be other than a temporary decline.

Short-term investments held by the Company are auction rate securities. These securities reset the interest or dividend rates at 7, 28 or 35 days, and at such dates the Company has the option to sell such securities. The auction rate securities held by the Company have nominal maturities of greater than 10 years. At December 31, 2005 and 2006 and September 30, 2007, the market value of the auction rate securities was equal to the original purchase price recorded in the accompanying consolidated financial statements.

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

Warrants to Purchase Series A Preferred Stock

Warrants outstanding to purchase preferred stock (the Warrants) were presented outside of permanent stockholders’ deficit at their carrying value through June 30, 2005 in accordance with Accounting Series Reference No. 268, Redeemable Preferred Stocks, (ASR 268).

On July 1, 2005, the Company adopted Financial Accounting Standards Board (FASB) Staff Position No. 150-5, Issuer’s Accounting Under FASB No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, which required the Company to present this instrument as a liability and remeasure the fair market value of the instrument at each balance sheet date with the corresponding adjustment recorded through the statement of operations. The Company recorded a cumulative effect adjustment in the amount of $2,713,960 as of July 1, 2005. (See Note 6)

Convertible Preferred Stock

In accordance with ASR 268, the Company has classified Preferred Stock outside of permanent stockholders’ deficit in the accompanying consolidated balance sheets at their respective carrying values. (see Note 8)

Stock-Based Compensation

SFAS No. 123(R), Share-Based Payment, addresses accounting for stock-based compensation arrangements, including stock options and shares issued to directors, officers and key employees under various stock-based compensation arrangements. This statement requires that the Company use the fair value method, rather than the intrinsic-value method, to determine compensation expense for stock-based arrangements. Under the fair value method, stock-based compensation expense is determined at the measurement date, which is generally the date of grant, as the aggregate amount by which the present value of the estimated future value of the equity security at the expected date of acquisition as computed under the Black-Scholes stock valuation model exceeds the exercise price to be paid. The resulting compensation expense, if any, is recognized for financial reporting over the term of vesting or performance. This statement was first effective for the Company on January 1, 2006. As permitted, the Company has elected to use the prospective application as its transition method, under which SFAS No. 123(R) applies to all prospective stock option and share grants of stock-based compensation awards and to grants prior to January 1, 2006 that have been modified subsequently.

For all periods prior to January 1, 2006, the Company accounted for stock-based compensation arrangements with directors, officers and employees utilizing the intrinsic-value method under Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, and provided pro forma disclosure applying the minimum value method recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based awards.

Stock-based compensation arrangements with nonemployees are accounted for utilizing the fair value method or, if a more reliable measurement, the value of the services or consideration received. The resulting compensation expense is recognized for financial reporting over the term of performance or vesting.

Translation of Foreign Currency

The financial statements of MEMSIC Semiconductor are translated into United States dollars in accordance with SFAS No. 52, Foreign Currency Translation. The functional currency of MEMSIC Semiconductor, the

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

Renminbi, is translated into United States dollars utilizing the following method: assets and liabilities are translated at exchange rates in effect at the end of the year, and revenues and expenses are translated at the weighted average exchange rates during the year. Cumulative translation gains and losses are included as a separate component of stockholders’ equity (deficit) and reported as a part of comprehensive income. Transaction gains and losses are included in the consolidated statements of operations as incurred.

Warranty Reserve

The Company’s products are warranted against manufacturing defects for twelve months following the date of sale (eighteen months following date of sale to a distributor). Products returned under the provisions of the warranty agreement require the pre-approval of the Company. The Company’s sole obligation under the provisions of the warranty agreement is to replace or repair the product. Reserves for potential warranty claims are provided at the time of revenue recognition and are based on several factors including historical claims experience, current sales levels and the Company’s estimate of repair costs. To date, warranty expenses have not been significant.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 159 will be effective to the Company on January 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS 159 may have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS 157 in the first quarter of fiscal year of 2008. The Company is currently evaluating the requirements of SFAS 157 and had not yet determined the impact on its consolidated financial statements.

4. INVENTORIES

Inventories consist of the following:

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Raw materials	$941,218	$980,733	$1,536,121
Work in process	714,096	1,186,992	3,014,484
Finished goods	494,028	985,530	662,082

Total	$2,149,342	$3,153,255	$5,212,687

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Land	$337,713	$349,228	$363,737
Building and improvements	1,093,324	1,338,067	1,501,045
Machinery and equipment	2,747,049	3,545,574	5,366,551
Computer hardware and software	322,993	283,486	505,339
Construction-in-progress	397,791	262,265	2,083,585

Total property and equipment, at cost	4,898,870	5,778,620	9,820,257
Less accumulated depreciation and amortization	1,491,265	2,161,390	2,919,071

Property and equipment, net	$3,407,605	$3,617,230	$6,901,186

6. CUMULATIVE CHANGE IN ACCOUNTING AND WARRANT TO PURCHASE PREFERRED STOCK

The Company had a warrant outstanding to Analog Devices, Inc. that allowed for the purchase of 3,571,000 shares of the Company’s Series A redeemable convertible preferred stock at $.10 per share, which was issued in 1999. The Company had presented this instrument outside of permanent stockholders’ deficit in accordance with ASR 268 at its carrying value of $1,606,950 until June 30, 2005.

Effective July 1, 2005, the Company adopted FASB Staff Position No. 150-5, Issuer’s Accounting Under FASB No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable. This pronouncement required the Company to present this instrument as a liability and remeasure the fair market value of the instrument at each balance sheet date with the corresponding adjustment recorded through the statement of operations. Accordingly, as of July 1, 2005, the Company recorded a cumulative change in accounting charge in the amount of $2,713,960, representing the difference between the recorded value of the warrant and the fair value of the warrant.

In accordance with SFAS No. 150-5, the Company has re-measured the fair market value of the instrument at each balance sheet date with the corresponding adjustment recorded through the statement of operations. The change in the fair value of the warrant was determined using the Black Scholes option-pricing model, utilizing the following assumptions:

	as of June 30, 2005	as of December 31, 2005	as of December 31, 2006
Market value of underlying securities	$1.31	$1.35	$2.19
Exercise price	$0.10	$0.10	$0.10
Term	3.68 years	3.17 years	2.17 years
Volatility	70%	60%	60%
Risk free interest rate	3.69%	4.37%	4.81%

On December 22, 2006, the Company, at its discretion, repurchased from Analog Devices, Inc. the Series A convertible preferred stock warrant for approximately $7.5 million.

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

The following table presents the pro forma basic and diluted income (loss) per common share assuming that the Company had applied SFAS No. 150-5 information to all periods presented:

	Year Ended December 31, 2004		Year Ended December 31, 2005
	Historical	Pro Forma	Historical	Pro Forma
		(unaudited)		(unaudited)
Net income (loss) available to common stockholders	$29,954	$(430,984)	$(1,480,411)	$127,695

Income (loss) per common share:
Basic and diluted	$0.01	$(0.11)	$(0.36)	$0.03

Weighted average common shares outstanding
Basic and diluted	4,051,632	4,051,632	4,138,040	4,138,040

7. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Accrued compensation	$156,976	$434,718	$788,479
Professional fees	120,884	112,499	928,872
Accrued income taxes	18,342	22,842	1,772
Other	196,433	318,148	202,020

Total accrued expenses	$492,635	$888,207	$1,921,143

8. CONVERTIBLE PREFERRED STOCK

The Company has the following series and share designations of convertible preferred stock (Preferred Stock):

Convertible Stock	Dates Issued	Per Share Price	Shares Authorized			Shares Issued and Outstanding
			December 31,		September 30,	December 31,		September 30,
			2005	2006	2007	2005	2006	2007
Series A	March 1999 and October 2000	$0.10 to $0.55	13,661,000	13,661,000	13,661,000	10,090,000	9,840,000	9,840,000
Series B	May 2001 and September 2001	$1.19	6,939,246	6,939,246	6,939,246	6,939,246	6,939,246	6,939,246
Series C	August 2002 through May 2004	$1.50	7,266,666	7,266,666	7,266,666	7,266,666	7,266,666	7,266,666
Series D	December 2006 and April 2007	$2.20	—	4,545,000	4,545,000	—	3,803,000	4,075,727

Total			27,866,912	32,411,912	32,411,912	24,295,912	27,848,912	28,121,639

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

The significant features of the Preferred Stock, including previous redemption rights, are as follows:

Redemption Feature

The holders of Series A through C convertible preferred stock were entitled to redeem their shares of Preferred Stock commencing in 2006 at redemption value. Redemption value was determined as follows:

Series A:	$0.55 per share, plus cumulative dividends and any declared and unpaid dividends.

Series B:	$1.1889 per share, plus cumulative dividends and any declared and unpaid dividends.

Series C:	$1.50 per share, plus cumulative dividends and any declared and unpaid dividends.

In connection with the issuance of Series D convertible preferred stock on December 22, 2006, the holders of Series A through C preferred stock agreed to the elimination of the redemption rights.

Conversion to Common Stock

The holders of Preferred Stock, at their option, are entitled to convert their shares into shares of common stock. Additionally, upon the closing of an initial public offering of securities with net proceeds greater than $30 million and a price per share of $3.57 or greater, shares of Preferred Stock automatically convert into common stock. This ratio is subject to adjustment upon the occurrence of certain events such as a stock split, subdivision of the Company’s common stock, recapitalization of the Company’s capital stock or the issuance of certain dilutive securities. At December 31, 2006 and September 30, 2007, the conversion ratio for each series of Preferred Stock is one-for-one.

Upon conversion to common stock, the cumulative undeclared dividend with respect to the Preferred Stock will be forfeited.

Liquidation Rights

The holders of Preferred Stock have the right to a liquidation preference, which may be exercised by the preferred stockholders under certain events outside of the Company’s control. The liquidation values are determined as follows:

Series A:	the greater of (a) $0.55 per share plus cumulative dividends compounded annually and, any declared and unpaid dividends, or (b) fair value of common stock prior to such liquidation event.

Series B:	the greater of (a) $1.1889 per share plus any cumulative dividends compounded annually and, any declared and unpaid dividends, or (b) fair value of common stock prior to such liquidation event.

Series C:	the greater of (a) $1.50 per share plus any declared and unpaid dividends, or (b) fair value of common stock prior to such liquidation event.

Series D:	the greater of (a) $0.55, or (b) fair value of common stock prior to such liquidation event.

A liquidation event includes any of the following events; (i) voluntary or involuntary liquidation, (ii) dissolution, or winding up of the Company, (iii) merger or consolidation of the Company or a subsidiary of the Company into or with another corporation, and (iv) sale of all or substantially all of the assets of the Company.

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

A liquidation event includes any of the following events; (i) voluntary or involuntary liquidation, (ii) dissolution, or winding up of the Company, (iii) merger or consolidation of the Company or a subsidiary of the Company into or with another corporation, and (iv) sale of all or substantially all of the assets of the Company.

The liquidation values of Preferred Stock were as follows:

	December 31,		September 30, 2007
	2005	2006
Series A	$7,949,346	$15,842,400	$57,564,000
Series B	11,668,007	12,601,447	40,594,589
Series C	10,900,002	11,699,333	42,509,998
Series D	—	6,122,830	23,843,003

	$30,517,355	$46,266,010	$164,511,590

Dividends

Holders of Series A and Series B convertible preferred stock are entitled to cumulative dividends at an annual rate of 8% and holders of Series C and Series D convertible preferred stock are entitled to cumulative dividends at an annual rate of 3%. Such dividends are only payable, when and if declared by the Company’s board of directors.

No dividends can be declared or paid to common stockholders prior to declaration and payment of the cumulative dividends. After declaration and payment of cumulative dividends, holders of preferred stock are entitled to participate in dividends with common stockholders.

The cumulative dividends are as follows:

	December 31,		September 30, 2007
	2005	2006
Series A	$2,069,347	$2,451,036	$2,775,756
Series B	2,966,334	3,626,334	4,121,334
Series C	662,208	989,208	1,234,458
Series D	—	6,189	203,438

	$5,697,889	$7,072,767	$8,334,986

The per share amount of cumulative dividends were $0.21, $0.25, and $0.28 for Series A convertible preferred stock; $0.43, $0.52, and $0.59 for Series B convertible preferred stock; $0.09, $0.14 and $0.17 for Series C convertible preferred stock; and $0.00, $0.00 and $0.05 for Series D convertible preferred stock, at December 31, 2005, 2006 and September 30, 2007, respectively.

Voting

Each holder of outstanding shares of the Preferred Stock shall be entitled to vote that number of shares equal to the number of shares of common stock into which the shares of Preferred Stock held by such holder is then convertible.

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

The Company has determined the classification and carrying value of the Preferred Stock as follows:

Classification

In accordance with ASR 268, the Company has classified the Preferred Stock outside of permanent stockholders’ deficit in the accompanying consolidated balance sheets at their respective carrying values.

Carrying Value

Prior to Elimination of Redemption Feature

Under the redemption feature in place through December 22, 2006, the Company measured its Preferred Stock at its redemption value as follows:

	December 31, 2005	September 30, 2006
	Carrying Value	Carrying Value
Series A	$7,618,847	$7,951,614
Series B	11,216,333	11,711,333
Series C	11,509,890	11,794,403
Series D	—	—

	$30,345,070	$31,457,350

Subsequent to Elimination of Redemption Feature

Since the liquidation preference remained in place subsequent to the elimination of redemption feature and a deemed liquidation event is outside the control of the Company, the Company continues to present its Preferred Stock outside of permanent stockholders’ equity (deficit) in accordance with ASR 268.

The Company measures the Preferred Stock at its original purchase price since the deemed liquidation is not probable at any of the reporting dates. The carrying values of the Preferred Stock at December 31, 2006 and September 30, 2007 are as follows:

	December 31, 2006	September 30, 2007
	Carrying Value	Carrying Value
Series A	$5,412,000	$5,412,000
Series B	8,250,000	$8,250,000
Series C	10,900,002	$10,900,002
Series D	8,366,600	8,966,600

	$32,928,602	$33,528,602

In the event a liquidation event became probable, the Company would accrete $13,337,408 as of December 31, 2006 and $130,982,988 as of September 30, 2007 to accumulated deficit.

9. COMMON STOCK

The holders of common stock are entitled to one vote for each share held.

In March 2001, the Company issued an officer of the Company a loan, bearing interest at 5.07% for $200,000 related to the purchase of 400,000 shares of restricted common stock, such restrictions lapsed ratably through 2007. The loan was originally due in equal installments from 2002 to 2005, which the Company forgave in equal installments.

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

The following summarizes the common stock reserved for the following identified purposes at December 31, 2006 and September 30, 2007:

	December 31, 2006	September 30, 2007
Conversion of Series A convertible preferred stock	9,840,000	9,840,000
Conversion of Series B convertible preferred stock	6,939,246	6,939,246
Conversion of Series C convertible preferred stock	7,266,666	7,266,666
Conversion of Series D convertible preferred stock	3,803,000	4,075,727
Options reserved for purchase of common stock	5,140,960	7,257,210

	32,989,872	35,378,849

In August 2007, the board of directors approved the adoption of the Second Amended and Restated Certificate of Incorporation, subject to shareholder approval, to be effective upon the closing of an initial public offering, which included the authorization of 100,000,000 shares of common stock with $0.00001 par value per share, and the authorization of 10,000,000 shares of preferred stock with a $0.00001 par value per share.

10. STOCK INCENTIVE PLAN

Description of Plan

On March 29, 2000, the Company’s stockholders and board of directors approved the 2000 Omnibus Stock Plan (the “Stock Plan”), as amended, under which 5,938,000 shares of the Company’s common stock was reserved for issuance to directors, officers, employees, and consultants. Options granted under the Stock Plan may be incentive stock options, nonqualified stock options and/or restricted stock. The Stock Plan provides that the exercise price of incentive stock options must be at least equal to the market value of the Company’s common stock at the date such option is granted. For incentive stock option grants to an employee who owns more than 10% of the outstanding shares of common stock of the Company, the exercise price on the incentive stock option must be 110% of market value at the time of grant. Granted options expire in ten years or less from the date of grant and vest based on the terms of the awards, generally ratably over four years.

On August 22, 2007, the Company’s board of directors approved the 2007 Stock Incentive Plan, (the “2007 Plan”), under which 6,000,000 shares of the Company’s common stock are available for issuance. At the adoption date, 3,000,000 shares were reserved for issuance. The reserved amount will increase by 600,000 shares in each of the five anniversaries from the adoption date, for an aggregate of 6,000,000 shares issuable under the 2007 Plan.

There has not been a public market for the Company’s common stock. Accordingly, the board of directors has determined the market value of the common stock at the date of grant by considering a number of relevant factors including the Company’s operating and financial performance and corporate milestones achieved, the prices at which shares of convertible preferred stock in arms-length transactions were sold, the composition of and changes to the management team, the superior rights and preferences of securities senior to the common stock at the time of each grant and the likelihood of achieving a liquidity event for the shares of common stock underlying stock options.

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

Determination of Fair Value of Common Stock

The Company had the following option grants during the twelve month period ended September 30, 2007:

Date of Award	Options Granted	Exercise Option Price Per Share		Fair Value of Common Stock	Fair Value of Option
August 2007	915,900	$3.82	(a)	$3.82	$2.32
July 2007	778,000	$3.42	(a)	$3.42	$2.09
March 2007 - April 2007	75,000	$1.85		$1.85	$1.08
January 2007 - February 2007	230,000	$0.77		$1.61	$1.19
November 2006	237,000	$0.77		$1.61	$1.19

(a)	The Company granted 778,000 common stock options with an exercise price of $2.44 per share in July 2007 and 915,900 common stock options with an exercise price of $3.25 per share in August 2007. At the time of the grants the exercise prices were determined by the Board with input from management based on the estimated fair value of its common stock. Subsequently, the Company had retrospective valuation reports prepared by Orchard Partners Inc. to support the fair value of the options granted and determined the fair value to be $3.42 for the options granted in July and $3.82 for the options granted in August. As a result of the valuation reports, the grants were modified to increase their respective exercise prices to the reported fair values.

The Company issued Series D convertible preferred stock at $2.20 in December 2006 and April 2007.

At the time of these option grants, the exercise price was determined by the Board with input by management based on the various objective and subjective factors mentioned above as well as valuation reports when available. The intrinsic value per share is being recognized as compensation expense over the applicable vesting period (which corresponds to the service period).

The Company engaged an independent third party to assist management in preparing retrospective valuation reports to support the fair value of options granted. Management believes that the valuation methodologies used in the retrospective valuations are consistent with the Practice Aid of the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation. A retrospective valuation for the second and third quarters of 2006 was not prepared.

In each retrospective valuation, a probability-weighted combination of the guideline public company method and the discounted future cash flow method was used to estimate the aggregate enterprise value of the Company at the applicable valuation date. The guideline public company method estimates the fair market value of a company by applying to that company market multiples, in this case revenue and EBITDA multiples, of publicly traded firms in similar lines of business. The companies used for comparison under the guideline public company method were selected based on a number of factors, including but not limited to, the similarity of their industry, business model, financial risk and other factors to those of the Company’s. Equal weighting has been applied to the valuations derived from using the revenue and EBITDA multiples in determining the guideline public company fair market value estimate. The discounted future cash flow method involves applying appropriate risk-adjusted discount rates between 25-28% to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with this valuation were based on the Company’s expected operating performance over the forecast period. There is inherent uncertainty in these estimates; if different discount rates or assumptions had been used, the valuation would have been different.

In order to allocate the enterprise value determined under the guideline public company method and the discounted future cash flow method to its common stock, the Company used the probability-weighted expected return method. Under the probability-weighted expected return method, the fair market value of the common stock is estimated based upon an analysis of future values for the Company assuming various future outcomes,

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

the timing of which is based on the plans of its board and management. Share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available as well as the rights of each share class. The fair market value of the Company’s common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to its shareholders under each of four possible future scenarios.

Three of the scenarios assume a shareholder exit, either through an initial public offering (IPO), a sale of the Company to a strategic acquirer, or dissolution of the company at or below liquidation preference. The fourth scenario assumes operations continue as a private company and no exit transaction occurs. For the IPO scenario, the estimated future and present values for the Company’s common stock was calculated using assumptions including; the expected pre-money valuation (pre-IPO) based on the guideline public company method discussed above; the expected dates of the future expected IPO; and an appropriate risk-adjusted discount rate. For the sale scenario, the estimated future and present values for the Company’s common stock was calculated using assumptions including: an equal weighting of the guideline public company method and the discounted cash flow method discussed above; the expected dates of the future expected sale and an appropriate risk-adjusted discount rate. For the dissolution scenario, all of the proceeds are distributed to the preferred shareholders. No proceeds are available for distribution to the common shareholders, and the value of the common stock is zero. For the private company with no exit scenario, an equal weighting of the guideline public company method and the discounted cash flow method based on present day assumptions was used. Finally, the present value calculated for the Company’s common stock under each scenario was probability weighted based on management’s estimate of the relative occurrence of each scenario.

Based upon the private equity fund raisings through April 2007, the Company placed approximately 25% probability on the Company going public and 35% probability of the sale of the Company. The Company increased the probability of the initial public offering to 60% and decreased the probability of a sale to 30% in June 2007. In August 2007, the Company increased the probability of the initial public offering to 70% and decreased the probability of a sale to 20% in connection with option grants made in August 2007. In September 2007, the Company increased the probability of the initial public offering to 85% and decreased the probability of a sale to 10%.

Valuation of Stock Options

The Company has incorporated the fair values determined in the retrospective valuations into the Black-Scholes option pricing model when calculating the compensation expense to be recognized for the stock options granted in 2006 and 2007. The key input assumptions used in the Black-Scholes option pricing model include; (i) the risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon bonds at the date of grant with maturity dates approximately equal to the expected life at the grant date, (ii) the expected life of the options is based on evaluations of historical and expected future employee exercise behavior; (iii) volatility is based on historic volatilities from traded shares of a selected publicly traded peer group, believed to be comparable after consideration of size, maturity, profitability, growth, risk and return on investment; and (iv) dividend yield, the Company has not paid dividends in the past and it does not expect to in the foreseeable future. The Company utilizes historical data to estimate pre-vesting forfeitures and records stock-based compensation expense only for those awards that are expected to vest.

The fair value of each option grant was estimated on the date of grant utilizing the following assumptions:

	2006	2007
Volatility	65%	65%-68%
Expected dividend yield	0%	0%
Expected life	5 years	5 years
Risk free interest rate	4.3%-4.9%	4.5%-5.6%
Forfeitures	27%	27%

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

For stock options granted in the year ended December 31, 2006 and the nine-month periods ended September 30, 2006 and 2007, the Company recorded stock-based compensation expense for the fair value of stock options granted in the amount of $9,292, $3,423, and $212,830, respectively. At December 31, 2006, total unrecognized stock-based compensation expense related to the 2006 common stock option grants expected to be charged to operations over the next three and half years is estimated to approximate $215,000. At September 30, 2007, the total of unrecognized stock-based compensation expense was estimated to approximate $3.0 million.

For stock options issued in 2005, the Company recorded a deferred stock compensation expense of $629,000 for the intrinsic value of these options applying the fair value provided from a valuation report on February 28, 2006. For the year ended December 31, 2006 and the nine-month periods ended September 30, 2006 and 2007, the Company recorded stock-based compensation expense for these options in the amount of $94,033, $70,524 and $77,306, respectively. At December 31, 2006 and September 30, 2007, the total unrecognized stock-based compensation expense was approximately $241,000 and $163,000, respectively.

In accordance with the requirements of SFAS 123R, the Company has not presented pro forma disclosures for periods prior to the adoption of SFAS 123R, as the estimated fair value of the Company’s stock options granted through December 31, 2005 was determined using the minimum value method.

The stock option activity under the Stock Plan is as follows:

Activity	Options Outstanding	Weighted Average Exercise Price	Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding options at January 1, 2004	2,166,840	$0.27
Granted	450,000	0.15
Exercised	(115,040)	0.50
Cancelled	(145,750)	0.49

Outstanding options at December 31, 2004	2,356,050	0.22

Granted	1,025,000	0.15
Cancelled	(170,740)	0.24

Outstanding options at December 31, 2005	3,210,310	0.20

Granted	346,400	0.57
Exercised	(88,000)	0.18
Cancelled	(1,019,750)	0.15

Outstanding options at December 31, 2006	2,448,960	0.27	7.0	$446,775

Granted	1,998,900	3.23
Exercised	(883,750)	0.23
Cancelled	(59,750)	0.23

Outstanding options at September 30, 2007 (unaudited)	3,504,360	$1.98	8.6	$742,750

Exercisable options at December 31, 2006	1,324,085	$0.27		$112,653

Exercisable options at September 30, 2007	1,164,585	$0.22		$216,451

Weighted average fair value of 2004 options granted		$0.02
Weighted average fair value of 2005 options granted		$0.64
Weighted average fair value of 2006 options granted		$0.98
Weighted average fair value of 2007 options granted		$2.04
Options available for grant at December 31, 2006	2,692,000

Options available for grant at September 30, 2007	3,752,850

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

The Company granted 778,000 common stock options with an exercise price of $2.44 per share in July 2007 and 915,900 common stock options with an exercise price of $3.25 per share in August 2007. At the time of the grants, the exercise prices were determined by the Board with input from management based on the estimated fair value of its common stock. Subsequently, the Company had retrospective valuation reports prepared by Orchard Partners Inc. to support the fair value of the options granted and determined the fair value to be $3.42 for the options granted in July and $3.82 for the options granted in August. As a result of the valuation reports, the grants were modified to increase their respective exercise prices to the reported fair values. The Company determined, using the Black Sholes option pricing model, there were no incremental costs associated with the modification.

The intrinsic values (aggregate market value minus aggregate exercise price) of stock options exercised during the years ended December 31, 2004 and 2006 and the nine-month period ended September 30, 2007 were $0, $7,475 and $150,843, respectively. The total fair value of options vested during 2005, 2006 and the nine months ended 2007 was approximately $95,000, $47,000 and $238,462, respectively.

The Company issued 50,000 and 553,918 incentive stock options during the year ended December 31, 2006 and the nine months ended September 30, 2007.

The following table summarizes information for stock options outstanding and stock options exercisable at December 31, 2006.

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Average Remaining Contract Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.15	1,759,400	7.49	$0.15	888,275	$0.15
0.50	452,560	3.84	0.50	435,810	0.50
0.77	237,000	9.86	0.77	—	0.77

	2,448,960	7.03	$0.27	1,324,085	$0.27

The Company has historically accounted for stock options granted to consultants using the fair value method for the calculation of compensation cost. During the 2006 year, the Company granted non-qualified options to three consultants for the purchase of 95,400 shares of common stock at exercise prices of $0.15 and $0.77. One of the option grants was fully vested during 2006 as the services for which the options were granted were completed, while the other two options grants vest at the end of a four year period. For the years ended December 31, 2004, 2005 and 2006 and the nine-month periods ended September 30, 2006 and 2007, the Company recorded compensation expense for stock option grants to consultants in the amount of $11,000, $14,000, $105,000, $17,000 and $116,000, respectively.

At December 31, 2006, total unrecognized stock-based compensation expense related to the non-qualified common stock option grants to consultants expected to be charged to operations over the next three and one-half years is estimated to approximate $116,000. At September 30, 2007, the total of unrecognized stock-based compensation expense related to such non-qualified common stock option grants was estimated to approximate $215,000.

Stock compensation is recorded in the income statement captions consistent with the allocation of the employee’s compensation. Stock compensation primarily relates to general and administrative expenses.

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

11. NET INCOME (LOSS) PER COMMON SHARE

The calculation of numerator and denominator for basic and diluted net income (loss) per common share is as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
Numerator:
Net income before cumulative effect of accounting change	$1,628,301	$2,769,454	$497,530	$806,337	$4,703,081
Cumulative effect of accounting change	—	(2,713,960)	—	—	—

Net income	$1,628,301	$55,494	$497,530	$806,337	$4,703,081

Allocation of net income:
Basic:
Preferred stock cumulative dividends	$1,432,690	$1,535,905	$1,527,523	$1,112,460	$1,262,219
Loss on repurchase of Series A redeemable convertible shares	—	—	347,500	—	—
Undistributed net income allocated to preferred stockholders	165,657	—	—	—	2,935,353

Net income available to preferred stockholders	1,598,347	1,535,905	1,875,023	1,112,460	4,197,572
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	29,954	(1,085,444)	(1,377,493)	(306,123)	505,509
Cumulative effect of change in accounting principle	—	(394,967)	—	—	—

Net (loss) income available to common stockholders	29,954	(1,480,411)	(1,377,493)	(306,123)	505,509

Net income	$1,628,301	$55,494	$497,530	$806,337	$4,703,081
Diluted:
Accretion of preferred stock	$1,432,690	$1,535,905	$1,527,523	$1,112,460	$1,262,219
Loss on repurchase of Series A redeemable convertible shares	—	—	347,500	—	—
Undistributed net income allocated to preferred stockholders	165,657	—	—	—	2,862,650

Net income available to preferred stockholders	1,598,347	1,535,905	1,875,023	1,112,460	4,124,869
Net income (loss) applicable to common stockholders before cumulative effect of change in accounting principle	29,954	(1,085,444)	(1,377,493)	(306,123)	578,212
Cumulative effect of change in accounting principle	—	(394,967)	—	—	—

Net (loss) income available to common stockholders	29,954	(1,480,411)	(1,377,493)	(306,123)	578,212

Net income	$1,628,301	$55,494	$497,530	$806,337	$4,703,081

Denominator:
Basic weighted average shares	4,051,632	4,138,040	4,170,103	4,152,012	4,827,290
Dilution effect of common stock equivalents	—	—	—	—	834,498

Diluted weighted average shares	4,051,632	4,138,040	4,170,103	4,152,012	5,661,788

Calculation of net income (loss) per common share
Basic:
Net income (loss) available to common stockholders	$29,954	$(1,480,411)	$(1,377,493)	$(306,123)	$505,509

Weighted average shares of stock outstanding	4,051,632	4,138,040	4,170,103	4,152,012	4,827,290

Net income (loss) per common share	$0.01	$(0.36)	$(0.33)	$(0.07)	$0.10

Diluted:
Net income (loss) available to common stockholders	$29,954	$(1,480,411)	$(1,377,493)	$(306,123)	$578,212

Weighted average shares of stock outstanding	4,051,632	4,138,040	4,170,103	4,152,012	5,661,788

Net income (loss) per common share	$0.01	$(0.36)	$(0.33)	$(0.07)	$0.10

Cumulative change in accounting principle
Basic and diluted net loss per share		$(0.10)

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

The following table summarizes the accretion to preferred stock used in the net income (loss) per common share calculation:

	Year Ended December 31,			Nine Month Ended September 30,
	2004	2005	2006	2006	2007
Series A accretion of dividends	$443,960	$443,960	$443,691	$332,970	$324,720
Series B accretion of dividends	660,000	660,000	660,000	495,000	495,000
Series C accretion of dividends	242,000	327,000	327,000	245,250	245,250
Series D accretion of dividends	—	—	6,189	—	197,249
Issuance costs	86,730	104,945	90,643	39,240	—

	$1,432,690	$1,535,905	$1,527,523	$1,112,460	$1,262,219

12. PRO FORMA INFORMATION EARNINGS PER SHARE (unaudited)

The unaudited pro forma information is presented for informational purposes only and does not purport to be representative of the results of operations that actually would have occurred if the transactions had occurred on January 1, 2006.

Pro Forma Earnings Per Share Information

Shares of Preferred Stock are automatically convertible at the closing of an initial public offering of securities. The unaudited pro forma information assumes that the conversion of the outstanding shares of Preferred Stocks to common stock occurred as of January 1, 2006 and January 1, 2007.

The following table reconciles the historical net income (loss) available to the common stockholders to the pro forma net income available to the common stockholders and earnings per share information for the year ended December 31, 2006 and the nine-month period ended September 30, 2007.

	Year Ended December 31, 2006 Pro Forma	Nine Months Ended September 30, 2007 Pro Forma
	(unaudited)	(unaudited)
Net income (loss) available to common stockholders	$(1,377,493)	$505,509

Add:
Loss on repurchase of preferred stock	347,500	—
Preferred stock dividends	1,527,523	1,262,219
Undistributed net income allocated to preferred stock	—	2,935,353

Pro forma net income available to common stockholders	$497,530	$4,703,081

Ne income per common share:
Basic	$0.02	$0.14

Diluted	$0.01	$0.14

Weighted average common shares outstanding
Basic	32,019,015	32,948,929

Diluted	33,576,553	33,783,427

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

13. INCOME TAXES

The Company is subject to United States federal and state income taxes as well as taxation rules and regulations in the PRC.

The income tax expense (benefit) consists of the following:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Income tax expense (benefit)
Current:
Federal	$28,427	$(19,741)	$—	$—	$297,106
State	368	22,000	45,000	40,500	117,825

Total Current	28,795	2,259	45,000	40,500	414,931

Deferred:
Federal	—	(850,000)	(230,011)	(373,008)	443,432
State	—	(157,000)	(118,289)	(165,792)	99,768

Total Deferred	—	(1,007,000)	(348,300)	(538,800)	543,200

	$28,795	$(1,004,741)	$(303,300)	$(498,300)	$958,131

The following table presents pre-tax income for the Company and its subsidiary:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
United States	$1,786,561	$1,636,945	$(1,163,222)	$(506,886)	$2,318,574
China	(129,465)	127,768	1,357,452	814,924	3,342,638

	$1,657,096	$1,764,713	$194,230	$308,038	$5,661,212

The following table reconciles the provision for taxes with the expected income tax obligation (benefit) by applying the United States federal statutory rate to the net income (loss).

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Tax at statutory rate	$563,413	$600,003	$66,039	$104,733	$1,924,812
State tax, net of federal benefit	243	14,520	(48,371)	(82,692)	143,612
Permanent differences	24,988	80,394	1,042,261	679,321	31,461
Reversal of valuation allowance	—	(1,085,000)	(1,066,000)	(1,066,000)	—
Decrease in valuation allowance	(637,468)	(556,345)	—	—	—
Other	33,601	(14,872)	164,305	143,412	(5,257)
Foreign rate difference	44,018	(43,441)	(461,534)	(277,074)	(1,136,497)

Provision for income taxes	$28,795	$(1,004,741)	$(303,300)	$(498,300)	$958,131

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

The Company did not recognize any tax benefits for operating losses through December 31, 2004. In 2005, the Company reversed approximately $1.1 million of valuation allowance on its deferred tax assets due to the achievement of three years of cumulative income in the United States. The Company determined the amount of the reversal in 2005 based upon forecasted income for 2006. In 2006, the Company reversed the remaining valuation allowance of $1.1 million based on the forecasted income for 2007.

The significant permanent items relate to the accounting for the warrant to purchase Series A convertible preferred stock, which was not deductible for income tax purposes.

The Company has a policy to reinvest any earnings of its China subsidiary in the Chinese operations. The Company has not provided for U.S. income taxes that could result from the distribution of such earnings to the U.S. parent. If these earnings were ultimately distributed to the U.S. in the form of dividends or otherwise, or if the shares of the China subsidiary were sold or transferred, the Company would be subject to additional U.S. income taxes, net of impact of any available foreign tax credits. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings. As of December 31, 2004, 2005 and 2006, the Company had no cumulative foreign earnings. At September 30, 2007, the cumulative foreign earnings were $2,825,000.

The Company’s subsidiary in China is governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, wholly-owned foreign enterprises are subject to income tax at a statutory rate of a 30% foreign enterprise income tax (“FEIT”), and a 3% local income tax.

Since the Company’s subsidiary in China was established in the Wuxi New District as a Hi-Tech enterprise, it is entitled to the reduced FEIT rate of 15% and is exempt from FEIT for its first two years of profitable operations after offsetting prior year’s tax losses and is entitled to a 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. In addition, our China subsidiary is exempted from 3% local income tax during the above preferential tax treatment periods of five years pursuant to the Rule Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People’s Government of Guangdong Province issued in 1992.

At September 30, 2007, Memsic Semiconductor was in the first year of its two year tax holiday and expects to commence providing for income taxes in China in 2009 at 7.5%.

Significant components of the Company’s deferred tax assets and liabilities consist of the following:

	December 31,			September 30,
	2004	2005	2006	2007
				(unaudited)
Deferred tax asset (liability)
Accruals and reserves	$35,400	$60,000	$475,100	$489,600
Net operating loss carryforwards,	2,684,600	1,877,000	753,300	192,800
Tax credit carryforwards,	98,000	118,000	—	—
Depreciation and amortization	(3,500)	123,000	126,900	129,700
Start-up and organization costs capitalized for tax purposes, net of accumulated amortization	135,400	13,000	—	—

Total deferred tax assets	2,949,900	2,191,000	1,355,300	812,100

Less valuation allowance	(2,949,900)	(1,184,000)	—	—

Net deferred tax assets	$—	$1,007,000	$1,355,300	$812,100

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

There were no significant temporary differences attributable to MEMSIC Semiconductor for the years ended December 31, 2004, 2005, and 2006 and for the nine months ended September 30, 2007. Therefore, no deferred tax assets or liabilities related to any temporary differences of our PRC subsidiary for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2007 were recorded, as they are expected to reverse during the tax holiday period.

As of December 31, 2006, the Company had federal net operating loss (“NOL”), state NOL and foreign NOL of approximately $1,915,000, $1,653,000, and $343,000 respectively, available to offset future federal, state and foreign income. The federal NOL will expire at various times through 2023, the state NOL will expire at various times through 2008, and foreign NOL will expire at various times through 2008. The Company may be subject to Section 382 as it relates to ownership changes and limitations on net operating losses, but does not believe the impact of any limitations would have a material impact on its ability to utilize the net NOL carryforward.

On July 13, 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109, which fundamentally changes the way that the Company will be required to treat its uncertain tax positions for financial accounting purposes. FIN No. 48 prescribes rules regarding how the Company should recognize, measure and disclose in its financial statements tax positions that were taken or will be taken on the Company’s tax return that are reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability. This interpretation is effective for fiscal years beginning after December 15, 2006. On January 1, 2007, the Company adopted FIN 48. At the adoption date, the Company did not have any unrecognized tax affected benefits and determined the impact of FIN 48 was not material to the Company’s consolidated financial statements.

14. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases its United States corporate headquarters facility, sales offices and certain equipment under noncancelable operating leases expiring through 2012. The Company owns the property utilized for manufacturing and certain other operations located in Wuxi, Jiangsu Province, in the PRC.

At December 31, 2006, future minimum annual noncancelable operating lease commitments were $164,200, $6,100 and $1,800 for the years ended December 31, 2007, 2008 and 2009, respectively. Total rent expense for the years ended December 31, 2004, 2005 and 2006 was $159,000, $166,000, and $202,000, respectively.

Effective August 1, 2007, the Company entered into a five year lease for approximately 7,700 square feet at a new location to be used for its United States corporate headquarters. The terms of this new lease provide for average annual base rental payments of approximately $157,000 a year, plus a defined percentage of the increase in annual operating expenses and real estate taxes.

Licensing Agreement and Marketing Agreements

In connection with the initial capitalization, the Company was assigned a technology license related to the design, manufacture and sale of low-cost thermal accelerometers from Analog Devices, Inc. The Company agreed to fulfill the obligations under the technology license, including royalty obligations to a university and patent prosecution expenses. While the Company believes that the agreements as a whole provide it with exclusive rights to the license and the patents, there can be no assurance that, if a third party challenges the validity of the patents, the Company will prevail and continue exclusive rights to the licensed technology and patents.

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

The license agreement provides that the Company pay the university a quarterly royalty of 1% of net sales, not to exceed $100,000 per year, during the term of the license agreement. For the years ended December 31, 2004, 2005, and 2006, the Company paid royalty fees in the amount of $68,952, $90,534, and $100,000, respectively, and recorded such amounts to general and administrative expenses in the consolidated statements of operations.

On March 3, 1999, the Company entered into a marketing agreement, as amended, with Analog Devices, Inc., whereby Analog Devices, Inc. was designated sole and exclusive distributor in the gaming industry for certain customers and their associated subcontractors performing assembly or manufacturing operations of their gaming products. The selling price per unit to Analog Devices, Inc. was established based on the Company’s estimates of manufacturing costs plus a fixed markup. The Company and Analog Devices, Inc. mutually terminated the marketing agreement on December 31, 2006. During the term of the marketing agreement, no sales to Analog Device, Inc. were recorded by the Company.

Employee Benefit Plan

The Company maintains a 401(k) retirement savings plan (the Plan) whereby employees may elect to defer a portion of their salary and contribute the deferred portion to the Plan. The Plan covers substantially all U.S. employees of the Company. The Company contributes an amount equal to 100% of the amount contributed by each employee, up to 2% of their base compensation. The Company’s matching contributions vest over a four year period. Employee contributions and the Company’s matching contributions are invested in one or more collective investment funds at the participant’s direction. For the years ended December 31, 2004, 2005, and 2006, the Company’s contributions, including administrative fees, were approximately, $9,400, $25,600, and $26,607, respectively.

15. SEGMENT INFORMATION

The Company conducts its operations and manages its business in one segment, the development and design, manufacture and sale of semiconductor sensor systems solutions based on micro electromechanical systems (MEMS) technology and advanced integrated circuit design. Within this segment, the Company’s chief executive officer views the operations of the manufacturing unit and the sales and marketing organizations as an integrated business unit and utilizes enterprise wide operating results as one factor in making operating decisions.

Revenues, denominated in United States dollars, by geographical region are as follows:

	Year Ended December 31,			Nine Months Ended September 30,
Geographical Region	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Asia (excluding Japan)	$1,147,692	$2,051,919	$6,613,087	$4,061,063	$11,780,217
Europe	1,565,595	3,178,878	677,380	527,133	742,747
Japan	3,254,017	2,400,627	3,262,571	2,547,225	2,484,983
North America	867,093	1,339,282	2,527,763	2,025,554	3,669,300
Other	60,767	82,737	37,285	8,257	91,343

Total	$6,895,164	$9,053,443	$13,118,086	$9,169,232	$18,768,590

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

Revenues, by product application are as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Mobile phone	$1,179,259	$740,455	$5,122,898	$2,930,368	$10,361,526
Consumer	4,265,304	5,912,025	4,207,444	3,326,497	3,310,441
Automotive	1,093,493	1,413,345	2,780,781	2,015,315	3,693,156
Industrial/other	357,108	987,618	1,006,963	897,052	1,403,467

Total	$6,895,164	$9,053,443	$13,118,086	$9,169,232	$18,768,590

Long lived assets, denominated in United States dollars, by geographical region are as follows:

	December 31,			September 30, 2007
Geographical Region	2004	2005	2006
				(unaudited)
United States	$411,695	$277,845	$350,738	$1,841,556
China	3,405,736	3,321,338	3,545,818	6,785,556

Total	$3,817,431	$3,599,183	$3,896,556	$8,627,112

Total assets, denominated in United States dollars, by geographical region are as follows:

	December 31,			September 30, 2007
Geographical Region	2004	2005	2006
				(unaudited)
United States	$10,346,845	$11,649,557	$17,361,687	$18,712,208
China	6,991,023	7,142,500	8,407,488	14,692,045

Total	$17,337,868	$18,792,057	$25,769,175	$33,404,253

16. ALLOWANCE FOR DOUBTFUL ACCOUNTS

Summarized activity with respect to the allowance for uncollectible accounts receivable is as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Balance at beginning of period	$22,866	$11,378	$5,940	$5,940	$7,122
Provision for losses	—	—	6,097	—	—
Receivables charged against reserve	(11,488)	(5,438)	(4,915)	(4,915)	—

Balance at end of period	$11,378	$5,940	$7,122	$1,025	$7,122

17. NOTE PAYABLE

On June 29, 2007, MEMSIC Semiconductor borrowed a 1 year bank loan in the amount of $1,000,000 which was outstanding on September 30, 2007. The interest on this bank loan is charged at a rate of 6.21%. The land and manufacturing facility owed by MEMSIC Semiconductor are pledged as collateral to this bank loan.

MEMSIC, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as to periods ended September 30, 2006 and 2007 is unaudited)

In August 2007, the Company entered into a $2,000,000 line of credit in the United States with a two year term and an interest rate of prime minus 0.5%. The Company has not drawn from this line of credit as of this reporting date. The line of credit requires the Company to maintain a net worth of $15 million for the two year term.

18. QUARTERLY DATA (Unaudited)

	2006 Quarter Ended
	March	June	September	December
Net sales	$2,125,302	$3,086,333	$3,957,597	$3,948,854
Gross profit	1,390,652	2,002,445	2,696,748	2,696,559
Net income (loss)	(54,780)	645,184	215,933	(308,807)

Basic and diluted net income (loss) per common share	$(0.10)	$0.01	$(0.04)	$(0.25)

	2005 Quarter Ended
	March	June	September	December
Net sales	$1,403,766	$2,117,538	$3,196,141	$2,335,998
Gross profit	987,220	1,552,227	2,259,638	1,363,417
Income before cumulative effect of accounting change	147,013	574,104	1,134,337	914,000
Cumulative effect of valuation of preferred stock warrant	—	—	(2,713,960)	—
Net income (loss)	147,013	574,104	(1,579,623)	914,000

Basic and diluted net income (loss) per common share	$(0.06)	$0.01	$(0.47)	$0.02

Cumulative change in accounting principle:
Basic and diluted net loss per share			$(0.10)

19. SUBSEQUENT EVENT

In October 2007, the Company’s board of directors approved the issuance of 500,000 stock options from the Stock Plan at an exercise price of fair market value on the date of grant to the Company’s CEO. The options vest over a four year period and have a ten year life. The Company’s board of directors also approved the issuance of 500,000 stock options from the 2007 Plan at an exercise price of fair market value on the date of grant to the Company’s CEO which vest based upon the following criteria: (i) completion of IPO; and (ii) achievement of certain annual earnings before taxes thresholds for the four consecutive fiscal years commencing on the first fiscal year ending after the IPO is completed; or (iii) in the event (i) and (ii) are not achieved, 100% of the options will vest on the eighth anniversary of the grant date.

                 Shares

MEMSIC, Inc.

Common Stock

P R O S P E C T U S

                        , 2007

Citi

Jefferies & Company

Needham & Company, LLC

Thomas Weisel Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee, the NASD filing fees and the Nasdaq listing fee.

Amount to be paid

SEC registration fee	$3,070
NASD filing fee	10,500
NASDAQ listing fee	*
Printing and engraving costs	*
Legal fees and expenses	*
Accountants’ fees and expenses	*
Blue sky qualification fees and expenses	*
Transfer agent fees	*
Miscellaneous	*

Total	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s Amended and Restated Certificate of Incorporation, which will become effective upon the closing of this offering, includes a provisions that (i) eliminate, to the fullest extent permitted by the Delaware General Corporation Law, the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, and (ii) require the Registrant to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions.

As permitted by the Delaware General Corporation Law, the Amended and Restated Bylaws of the Registrant, which will become effective upon the closing of this offering, provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) the Registrant may indemnify any other person as set forth in the Delaware General Corporation Law, and (iii) the rights conferred in the Amended and Restated Bylaws are not exclusive.

The underwriting agreement we will enter into in connection with the sale of the common stock being registered hereby is expected to provide for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities.

The Registrant has obtained directors’ and officers’ liability insurance.

See also the undertakings set out in response to Item 17.

The Registrant’s Amended and Restated Certificate of Incorporation effective upon the closing of this offering provides for indemnification of any person who was or is a director or officer of the Registrant, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person, if (i) he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful.

Item 15. Recent Sales of Unregistered Securities.

Since 2004, we have issued and sold the following securities which were not registered under the Securities Act in reliance upon Section 4(2):

We issued a total of 7,213,370 shares of our common stock to employees and consultants since 2000 under our 2000 Stock Plan. Of these issued options, 3,504,360 shares are outstanding as of September 30, 2007.

•

In August 2007, we granted incentive stock options of 200,000 shares and 100,000 shares of our common stock to Feiming Huang, our Vice President and General Manager, and Patricia Niu, our Vice President of Finance, respectively, pursuant to our 2000 Stock Plan.

•	In July 2007, we granted non-qualified stock options of 110,000 shares of our common stock to Gary O’Brien, our Vice President of Engineering, pursuant to our 2000 Stock Plan.

•	In July 2007, we granted incentive stock options of 550,000 shares of our common stock to David (Shang) Hsiao, our Chief Finance Officer, pursuant to our 2000 Stock Plan.

•

In April 2007, we issued and sold an aggregate of 272,727 shares of Series D cumulative convertible preferred stock to Chou-Chye Huang, a new investor at a price of $2.20 per share, for an aggregate proceeds of $600,000.

•

In February 2007, we granted an incentive stock option of an aggregate of 220,000 shares of our common stock to Patrick Chiumiento, our Vice President of Marketing and Business Development, pursuant to our 2000 Stock Plan.

•

In December 2006, we issued an aggregate of 3,803,000 shares of Series D cumulative convertible preferred stock to Fang-Ju Lee, Hsiu-Chin Hsu, Jui-Tsung Liao and other 21 accredited investors at a price of $2.20 per share, for an aggregate proceeds of $8,366,600. In connection with our issuance and sell of Series D convertible preferred stock, the then existing preferred stockholders voted to remove the redemption requirement for Series A, Series B, and Series C preferred stock.

•

In December 2006, Analog Devices, Inc. exercised its warrants to purchase a total of 3,571,000 shares of Series A redeemable cumulative preferred stock and contemporaneously sold the exercised shares back to us at $2.188 per share. The aggregate purchase price of the foregoing transactions was $7,456,248.

•	In November 2006, we granted an incentive stock option of an aggregate of 50,000 shares of our common stock to Patricia Niu, pursuant to our 2000 Stock Plan.

•

In April 2005, we granted a non-qualified stock option of an aggregate of 150,000 shares of our common stock to Roger Blethen, our Director, and an aggregate of 90,000 shares of our common stock to Paul Zavracky, our Director, pursuant to our 2000 Stock Plan.

•

In February 2005, we granted a non-qualified stock option of an aggregate of 185,000 shares of our common stock to Yang Zhao, our President and Chief Executive Officer and a Director, pursuant to our 2000 Stock Plan.

•	In October 2004, we granted an incentive stock option of an aggregate of 50,000 shares of our common stock to Patricia Niu, pursuant to our 2000 Stock Plan.

•

In May 2004, we issued and sold 5,666,667 shares of Series C redeemable cumulative preferred stock to a total of ten new and existing accredited investors and Ho-Feng Kiang, an existing investor at a price of $1.50 per share for aggregate proceeds of $8,500,000.

•	In February 2004, we granted a non-qualified stock option of an aggregate of 60,000 shares of our common stock to Paul Zavracky, our Director, pursuant to our 2000 Stock Plan.

•	In January 2004, we granted an incentive stock option of an aggregate of 80,000 shares of our common stock to Feiming Huang, pursuant to our 2000 Stock Plan.

No underwriters were involved in the foregoing sales of securities. The securities described above were sold and issued to purchasers and accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D under the Securities Act, in each case, to the extent an exemption from such registration was required.

Item 16. Exhibits and Financial Statement Schedules.

(a)	See the “Exhibit Index” following the signature page hereto.

(b)	Financial Statement Schedules

Item 17. Undertakings.

The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each underwriter.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability under the Securities Act of 1993 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on November 5, 2007.

MEMSIC, Inc.

By:	/s/ Shang Hsiao
Name:	Shang Hsiao
Title:	Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Dr. Yang Zhao and Shang Hsiao, and each of them, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Dr. Yang Zhao	President and Chief Executive Officer; Director (Principal Executive Officer)	November 5, 2007

/s/ SHANG HSIAO Shang Hsiao	Chief Financial Officer (Principal Financial and Accounting Officer)	November 5, 2007

* Roger W. Blethen	Director	November 5, 2007

* Ron Dizy	Director	November 5, 2007

* James A. Saalfield	Director	November 5, 2007

* Michael Tung	Director	November 5, 2007

* David Yang	Director	November 5, 2007

* Paul M. Zavracky	Chairman of the Board of Directors	November 5, 2007

*By:	/s/ Shang Hsiao
Shang Hsiao Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number		Description

1.1	*	Form of Underwriting agreement

3.1	**	Amended and Restated Certificate of Incorporation

3.2	*	Form of Second Amended and Restated Certificate of Incorporation to be effective upon closing of this offering

3.3	**	Bylaws

3.4	*	Form of Amended and Restated Bylaws to be effective upon closing of this offering

4.1	**	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4

4.2	*	Form of common stock certificate

4.3	**	Fifth Amended and Restated Investor Rights Agreement

5.1	*	Opinion of Foley Hoag LLP

10.1	**	Technology License Agreement, dated March 3, 1999 between the Registrant and Analog Devices, Inc.

10.2	**	License Agreement, dated December 1, 1998 between Analog Devices, Inc. and Simon Fraser University together with the Amendment No. 1, dated January 1, 2005 between the Registrant and Simon Fraser University

10.3A	**	Distributor Agreement, dated January 5, 2005 between the Registrant and World Peace Industrial Co., Ltd.

10.3B	**	Amended and Restated Distributor Agreement, dated August 30, 2007 between the Registrant and World Peace Industrial Co., Ltd.

10.4	**	Offer letter for Shang Hsiao

10.5	**	Offer letter for Gary O’Brien

10.6	**	Offer letter for Patrick Chiumiento

10.7	**	Offer letter for Patricia Niu

10.8	**	Offer letter for Feiming Huang

10.9	**	2000 Omnibus Stock Plan

10.10	**	2007 Stock Incentive Plan

10.11	**	Form of Senior Executive Change in Control Agreement between Registrant and its executive officers

14	**	Code of ethics

21	**	List of subsidiaries

23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	*	Consent of Foley Hoag LLP (included in Exhibit 5.1)

23.3		Consent of Orchard Partners, Inc.

24.1	**	Power of attorney (included in the signature page to this registration statement)

*	To be filed by amendment.
**	Previously filed.